UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: **ANGLOGOLD ASHANTI ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012**

{2012

ANNUAL
FINANCIAL
STATEMENTS

AngloGold Ashanti

OUR
VISION
TO BE THE LEADING MINING COMPANY

MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

VALUES

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care.**

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

CONTENTS

The Review of Operations and Projects, previously included in this report, will be replaced by detailed individual profiles on each operation and project. These profiles will be made available on the corporate website at www.aga-reports.com during the second quarter of 2013.

Guide to using our reports

See the guide to using our reports on the inside back cover and flap.

Forward-looking statements

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these Annual Financial Statements or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SCOPE OF REPORT

As part of a comprehensive suite of annual reports to shareholders, this report addresses our statutory reporting requirements.

AngloGold Ashanti Limited (AngloGold Ashanti) has compiled a suite of reports covering the financial year ended 31 December 2012 to illustrate the fundamental link between the risks and opportunities that face the business in the short, medium and long term, and how the group's strategy has developed to ensure that it responds appropriately to these risks and opportunities while creating and sustaining value for all stakeholders.

The full suite of 2012 reports comprises:

- Annual Integrated Report, the primary report;
- Annual Financial Statements;
- Sustainability Report;
- Online Sustainability Report;
- Mineral Resource and Ore Reserve Report;
- Operational and Project Profiles; and
- Notice of Meeting (includes various shareholder voting forms).

In addition, supplementary information which includes the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" which document is incorporated by reference into these Annual Financial Statements, is available on AngloGold Ashanti's 2012 online corporate report website, www.aga-reports.com.

This report, the Annual Financial Statements 2012, is a fundamental component of this suite of reports and addresses the financial and governance requirements of the company in line with its primary listing on the Johannesburg Stock Exchange (JSE). In particular, it provides details on AngloGold Ashanti's approach to corporate governance and both the group and company financial statements for the 2012 financial year. These financial statements have been prepared in accordance with: International Financial Reporting Standards (IFRS) and interpretations of those standards, as adopted by the International Accounting Standards Board (IASB); the South African Companies Act, 71 of 2008; and the Listings Requirements of the JSE.

This report, together with the Notice of Meeting 2012 and the relevant shareholder voting forms, is submitted to the JSE in South Africa, as well as the New York, London, Ghana and Australian stock exchanges on which AngloGold Ashanti is listed. The full suite of annual reports will be furnished to the United States Securities and Exchange Commission (SEC) on Form 6-K.

Each operation and project has its own separate profile that reports comprehensively on developments, progress and challenges of the past financial year.

Previously this information was available in the Annual Financial Statements but is now reported more holistically in these profiles which will be made available online. For ease of use, a detailed guide to the full suite of reports may be found on the flap of the inside back cover of this

Our priority
stakeholder groups

For the purposes of our reporting, we have identified our major stakeholder groups.



document and all of these reports, including the Notice of Meeting, are available via an interactive online guide at www.aga-reports.com.

The 2012 suite of reports covers all operations and entities in which the group has a controlling interest and which are under the management of AngloGold Ashanti or where the company has interests or joint ventures in the management structure. Information relating to joint ventures and other interests is provided for context.

ASSURANCE AND APPROVALS

AngloGold Ashanti's suite of 2012 annual reports has been approved and assured as follows:

- The **Annual Financial Statements 2012** for the year ended 31 December 2012 were approved by the board of directors on 19 March 2013. These financial statements were prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Srinivasan Venkatakrishnan, the group's Chief Financial Officer, and Mark Cutifani, the group's Chief Executive Officer. In accordance with Section 29(1)(e)(ii) of the Companies Act, No 71 of 2008 (as amended), the Annual Financial Statements for AngloGold Ashanti Limited for the year ended 31 December 2012 were audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report may be found on page 67 of the Annual Financial Statements.

- Following its recommendation by the Audit and Corporate Governance Committee, the **Annual Integrated Report 2012** was approved by the board of directors on 19 March 2013.

- The **Sustainability Report 2012** and **Online Sustainability Report 2012** were approved by the board of directors on 19 March 2013. AngloGold Ashanti has declared an A+ application in line with the Global Reporting Initiative's (GRI's) G3.0 guidelines and the Mining and Metals Sector Supplement. Ernst & Young Inc. have assured certain sustainability information in these reports, the assurance statement for which may be found at www.aga-reports. com/12/assurance.

- The **Mineral Resource and Ore Reserve Report 2012** was approved by the board of directors on 19 March 2013. The chairman of the Mineral Resource and Ore Reserve Steering Committee assumes responsibility for this report.

PROGRESSION TOWARDS INTEGRATED REPORTING AND COMBINED ASSURANCE

AngloGold Ashanti is committed to the progressive implementation of integrated reporting at all levels of its business. This reporting should, and does, reflect a holistic account of our business – both financial and non-financial targets and our performance against them – and our vision for the future. Under the guidance of the Audit and Corporate Governance Committee, a combined assurance model has been adopted to provide a co-ordinated approach to all assurance activities. We believe this will enable the board and management to assess whether the significant risks facing the group are complete and adequately mitigated. The combined assurance model facilitates a group-wide integration and leveraging of the various control, governance and assurance processes and its introduction has brought a new dimension to assurance within the group through the value derived from the integrated assurance teams.

During 2012, all significant operations within AngloGold Ashanti were subjected to risk-based, integrated, technical or commercial combined assurance reviews. The outcomes of these reviews provided reasonable assurance to allow the board, on recommendation from the Audit and Corporate Governance Committee, to conclude on the effectiveness of the group's system of internal controls.

While we endeavour to move towards a fully integrated online platform for reporting, we note that many stakeholders will not have access to our website, and that some stakeholders prefer printed copies of our reports. This report is accessible both online and as a printed report, available on request from companysecretary@anglogoldashanti.com or PO Box 62117, Marshalltown, Johannesburg 2107. To further facilitate communication, where relevant, several of these reports have been translated into French, Spanish and Portuguese.

FOR NOTING

The following key parameters should also be noted in respect of our reports:
- Production is expressed on an attributable basis unless otherwise indicated.
- The average number of employees is reported for AngloGold Ashanti subsidiaries and joint ventures. Employee numbers for joint ventures represents the group's attributable share.
- There were no restatements during the year for the group annual financial statements.
- Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
- Locations on maps are for indication purposes only.
- Group and company are used interchangeably, except in the financial statements.
- Statement of financial position and balance sheet are used interchangeably.

For terminology used refer to the Glossary of terms and Non-GAAP disclosure at www.aga-reports.com.

OUR BUSINESS

AngloGold Ashanti, one of the world's foremost gold exploration, mining and marketing companies, holds a portfolio of operations and projects on four continents, and has a worldwide exploration programme. We work across the full spectrum of the mining value chain, and are concerned with the impact of our activities on the diverse communities and environments in which we operate.



OPERATIONS

1   Argentina
Cerro Vanguardia (92.5%)

2   Australia
Sunrise Dam

3   Brazil
Serra Grande [(1)]
AGA Mineração

4   Ghana
Iduapriem
Obuasi

5   Guinea
Siguiri (85%)

6   Mali
Morila (40%)
Sadiola (41%)
Yatela (40%)

7   Namibia
Navachab

8   South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface operations
Mine Waste Solutions
West Wits
Mponeng
Savuka
TauTona

9   Tanzania
Geita

10 United States
Cripple Creek & Victor
(CC&V)

[(1)] *Effective 1 July 2012, AngloGold Ashanti increased its shareholding from 50% to 100%.*

Percentages indicate the ownership interest of AngloGold Ashanti, whether held directly or indirectly. All operations and projects are 100%-owned unless otherwise indicated.

MAJOR PROJECTS

11 Colombia
Gramalote (51%)
La Colosa

12 DRC
Kibali (45%)
Mongbwalu (86.2%)

13 Australia
Tropicana (70%)

OUR OPERATIONS AND PROJECTS

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 21 operations in 10 countries. Major development projects are Tropicana located in Australia, Kibali in the Democratic Republic of the Congo (DRC) and La Colosa in Colombia.

Our extensive brownfield, greenfield and marine exploration programmes extend to 12 countries, in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly owned ground holdings. We have an interest in Rand Refinery in South Africa, and own and operate the Queiroz refinery in Brazil.

The group is managed according to four geographic regions, namely:

- **South Africa**, which comprises two mining areas and associated infrastructure – namely West Wits and Vaal River, which together comprise six deep-level mining operations and surface operations. In July 2012, AngloGold Ashanti concluded the acquisition of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, which operates in the Vaal River area of South Africa.
- **Continental Africa**, which comprises the operations in Ghana, Guinea, Mali, Namibia and Tanzania, as well as projects in the DRC.
- **Americas**, comprising operations in Argentina, Brazil and the USA, as well as projects in Colombia. AngloGold Ashanti concluded the acquisition of the remaining 50% interest in Serra Grande in Brazil during the year.
- **Australasia**, which currently focuses on a mine and a project in Australia.

OUR PEOPLE

AngloGold Ashanti's operations and joint ventures employed, on average, 65,822 people (including contractors) in 2012 (2011: 61,242).

OUR PRODUCTS

Gold has been a much sought-after source of wealth over the centuries. It has extensive uses as an investment, safe-haven asset, hedge against inflation a store of value, as jewellery, in the electronics industry and in medical technology.

Once mined, the ore is processed into doré (unrefined gold bars) at AngloGold Ashanti's operations and the product is dispatched to various precious metals refineries. The gold is refined to a purity of at least 99.5%, in accordance with the standards of 'good delivery' as determined by the London Bullion Market Association (LBMA).

In addition to gold, valuable by-products including silver, sulphuric acid and uranium are produced in the process of recovering the gold mined at our various operations. These are important inputs to other markets and industries, demonstrating a valuable contribution from our mining.

OUR MARKETS

AngloGold Ashanti's primary direct customers are typically bullion banks acting as intermediaries for gold markets.

We promote our product in target markets, by supporting initiatives aimed at improving gold jewellery design. This is mainly through the AuDITIONS programme of jewellery design competitions. Jewellery consumption in countries such as India and China is still an important source of physical gold demand.

OUR SHAREHOLDERS

AngloGold Ashanti's primary listing is on the JSE in Johannesburg. The company is also listed on the New York Stock Exchange, the London Stock Exchange, the Ghana Stock Exchange and the Australian Securities Exchange. The Government of Ghana held a 1.66% interest in the company (as at 31 December 2012). The governments of Mali, Guinea and the DRC hold direct interests in our subsidiaries in those countries and in Argentina, the province of Santa Cruz has a stake in our operation there. In South Africa, a black economic empowerment (BEE) transaction undertaken in 2006 transferred an amount equivalent to 6% of the value of our South African production to employees participating in an Employee Share Ownership Plan (ESOP) and to our BEE partner, Izingwe Holdings. At year end, 25,284 employees were participants to the ESOP.

As at 31 December 2012, AngloGold Ashanti had 383,320,962 ordinary shares in issue and a market capitalisation of $12.02bn (2011: $16.23bn).

RESPONSIBLE GOLD

AngloGold Ashanti is a strong proponent of responsible gold and is intent on producing gold that meets the highest standards of responsibility and supply chain transparency. The company follows practices consistent with LBMA standards, the Responsible Gold Guidance and the World Gold Council Conflict Free Gold Standard, which are consistent with the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. Three operations are also certified to the Responsible Jewellery Council's Code of Practices.

AngloGold Ashanti participated in the establishment of these standards and certification procedures. We believe that the gold industry can and should be an agent for positive social and economic development in host countries, and should closely examine its role in areas affected by or at high risk of conflict. See page 45 of our Sustainability Report for details.



FINANCIAL
PERFORMANCE

THIS SECTION HIGHLIGHTS THE MAJOR
FINANCIAL FEATURES OF 2012, GIVING AN
INDICATION OF THE PERFORMANCE OF THE
COMPANY IN THE PAST FINANCIAL YEAR.

KEY FEATURES OF THE YEAR

FOR THE GROUP

AIFR [1]
(per million hours worked)



[1] All injury frequency rate

Capital expenditure [2]
($m)



[2] Includes equity-accounted investments

Gold production
(000oz)



Return on equity [3]
(%)



[3] Excludes hedge buy-back costs in years 2008 to 2010

Total cash costs
($/oz)



Adjusted headline earnings [4]
($m)



[4] Excludes hedge buy-back costs in years 2008 to 2010

EBITDA [5]
($m)



[5] Excludes hedge buy-back costs in years 2008 to 2010

Net cash inflow from operating activities [6]
($m)



[6] Excludes hedge buy-back costs in years 2008 to 2010

* Gold production, total cash costs and return on equity were adversely impacted in 2012, primarily due to the unprotected strike in South Africa

CHIEF FINANCIAL OFFICER'S REPORT

Maintained balance sheet flexibility despite operational and industry headwinds



Srinivasan Venkatakrishnan
Chief financial officer

EXECUTIVE SUMMARY

When compared to 2011, the year under review came with a multitude of challenges. These included: increased safety stoppages at our South African operations during the first half of 2012; a protracted strike in the same region during the second half of the year; poor operational performance from the Ghanaian mines in Continental Africa; all of which impacted production, costs, earnings and cash flow significantly. In addition, the group faced a serious threat to its investment grade credit ratings following the strikes in South Africa and the downgrade to the South African sovereign ratings by all three credit rating agencies; and, finally, the need to cash fund acquisitions and key anchor growth projects in South Africa, Continental Africa, Americas and Australia. Unlike the previous three years which saw the gold price rally sharply year on year, 2012 saw the average gold price increase by 6% only, which was insufficient to mitigate inflation and production shortfalls.

Despite the considerable headwinds faced in 2012, the group had a number of successes, notably:

- The group's asset portfolio taken as a whole with the exception of South Africa and Ghana (in Continental Africa), performed broadly in line with expectations;

- Cash generated by the group in 2012, before project capital and despite the strike impact, was $441m. Of this cash generation, AngloGold Ashanti returned some $236m (54%) to its shareholders as dividends and invested the balance in projects. Had there been no strike in South Africa, the cash generation would have been at least $200m better;

- The group was able to successfully fund two acquisitions (the residual 50% interest in Serra Grande in Brazil, Americas and First Uranium South Africa (FUSA) which owns Mine Waste Solutions) for $555m, both of which have been cash generative since the acquisition date;

- Pro-active financial planning and timely debt raisings helped the group fund project capital of some $1.1bn, of which its key growth projects accounted for close to 80% of the spend; and

- AngloGold Ashanti successfully defended and maintained its investment grade credit ratings during 2012.

DELIVERY AGAINST FINANCIAL OBJECTIVES SET FOR 2012

The core financial objectives for 2012 as outlined in the previous year's report were:

1. Ensuring that the investment grade credit ratings are maintained

This objective was successfully met with Moody's Investor Service upgrading the investment grade credit rating of AngloGold Ashanti in March 2012 from Baa3 to Baa2, with a stable outlook. In October 2012, following extensive labour unrest in the South African mining industry and downgrades of the South African sovereign ratings and several other state owned companies, banks, municipalities and corporates, AngloGold Ashanti was placed on "credit watch negative" by Standard & Poor's (S&P). In December 2012, the group successfully defended and maintained its investment grade rating with S&P of BBB-, albeit with a negative outlook.

2. Maintaining a flexible statement of financial position with sufficient long-term debt headroom

Unlike 2011, both 2012 and 2013 are capital intensive years as the group is building and developing new projects in Continental Africa (Kibali and Mongbwalu in the DRC), Australia (Tropicana), Americas (CC&V expansion in the United States and other projects in Brazil) and South Africa (notably Mponeng). Net debt was forecast to increase over this period and the group therefore pro-actively managed its financial flexibility. The steps taken in this regard included:

- In July 2012, the group's undrawn revolving credit facility of $1bn which was scheduled to mature in 2014 was refinanced as a five-year facility for the same amount, maturing in July 2017;

- The group also issued a new ten-year rated bond for $750m, maturing in July 2022, to introduce further tenor and diversify its funding sources; and

- Raised an aggregate of R1bn from the South African debt markets under its Domestic Medium Term Note Programme in October 2012 to cover the funding shortfall resulting from the strikes in South Africa.

At the end of 2012, the group's net debt to EBITDA ratio was 0.9 times and the group had sufficient cash balances and liquidity headroom under its banking facilities to meet its 2013 project capital requirements.

3. Maintaining earnings and cash flow generation to shareholders

Earnings for the year were negatively impacted as noted earlier by the strikes and safety stoppages in South Africa and operational issues at the Ghanaian mines in Continental Africa. The group therefore only achieved gold production of 3.94Moz as compared to the annual target of 4.3 – 4.4Moz, a shortfall of some 10%. The loss of production had a significant negative impact on the group's unit cash costs, earnings and cash flow.

REVIEW OF GROUP'S PROFITABILITY, LIQUIDITY AND STATEMENT OF FINANCIAL POSITION FOR 2012

The key financial and operational metrics for 2012 when compared to 2011 are provided below and reflect the adverse impact of the strike in South Africa and the operational issues faced at the selected operations referred to above:

Profitability and returns

The lower full year gold production of 3.94Moz and inflation saw unit cash costs increase to $862/oz when compared to $728/oz recorded in 2011. The strike in South Africa accounted for $33/oz of this increase. When compared to 2011, although the gold price increased by $88/oz (6%), this benefit was more than offset by a 9% fall in gold production and increased costs due to inflation.

Key financial metrics

		2012	2011	% change
Profitability and returns				
Adjusted headline earnings	$bn	0.9	1.3	(31)
	US cents per share	239	336	(29)
Profit attributable to equity shareholders	$bn	0.8	1.6	(50)
Return on net capital employed	%	14	20	(30)
Return on equity	%	18	25	(32)
Dividends declared per ordinary share	SA cents per share	300	380	(21)
	US cents per share	36	49	(27)
Liquidity, cash flow and net debt				
Net debt at year end	$bn	2.1	0.6	250
Free cash (out) inflow	$bn	(0.7)	0.8	(188)
Earnings before interest, taxes and depreciation and amortisation (EBITDA)	$bn	2.4	3.0	(20)
Operational metrics				
Gold produced	Moz	3.94	4.33	(9)
Price received	$/oz	1,664	1,576	6
Total cash costs	$/oz	862	728	18
Total cash cost margin	%	48	54	(11)

CHIEF FINANCIAL OFFICER'S REPORT continued

Adjusted headline earnings of $924m or 239 US cents per share were the second-highest on record but represented a 29% decline when compared to 2011. Profit attributable to equity shareholders fell from $1.55bn in 2011 to $0.83bn in 2012. The 47% drop in profit attributable to equity shareholders when compared to 2011 can be attributed to a 9% fall in gold production, cost inflation, higher exploration and evaluation costs, increased finance costs and impairment charges due to the derecognition and abandonment of certain assets, related largely to the Obuasi mine in Ghana.

The returns on net capital employed and equity for 2012 were 14% and 18% respectively, lower than our estimates of 16% and 20%, due primarily to the impact of the strike.

Total dividends declared for 2012 were 300 SA cents per share (2011: 380 SA cents per share).

Liquidity, cash flow and statement of financial position

For the full year 2012, cash flow metrics were lower as compared to 2011 due to lower production, the impact of the South African strike and additionally in the case of free cash flow, due to significant investment in the key growth projects:

- EBITDA: $2.4bn
- Cash inflow from operating activities: $1.8bn
- Free cash outflow: $666m

Net debt level as at 31 December 2012 closed at $2.06bn, $1.5bn higher than the level of $610m at the start of the year. The principal three factors that accounted for the increase in the net debt level were:

- Project capital of $1.1bn (of which Tropicana, Kibali and Mongbwalu, CC&V and Mponeng accounted for close to 80% of the spend);
- Aggregate cash consideration of $555m paid for the Serra Grande and FUSA acquisitions; and
- Lost cash flow as a consequence of the South Africa strike of approximately $208m.

Turning to the statement of financial position and the financing facilities available to the group – as a result of the protracted strike at our South African mines during the fourth quarter, AngloGold Ashanti raised R1bn under its Domestic Medium Term Note Programme in South Africa. R700m of this debt matures in October 2013 whilst the balance of R300m matures in January 2013 but has since been rolled over in the local bond market.

The group's principal US dollar and Australian dollar debt facilities include the following:

- Fully drawn rated bonds aggregating $1.75bn that mature in 2020, 2022 and 2040;
- A $1bn revolving credit facility that matures in July 2017 that is currently not drawn and is held as a stand-by facility to meet any project capital needs that cannot be serviced from cash on hand and operating cash flows;
- An A$600m credit facility earmarked for the construction of the Tropicana project that matures in December 2015, of which $261m was drawn as at year-end; and
- A $733m convertible bond that matures in May 2014.

Although none of the aforementioned facilities mature within a 12 month period from December 2012, AngloGold Ashanti has been pro-active in removing any imminent refinancing risk. With this in mind, in February 2013, it obtained a term facility for 27 months from a syndicate of three banks for $750m for the sole purpose of financing redemption of the $733m convertible bond, when it matures in May 2014, should this be needed. This facility provides the group with cost-effective insurance and full flexibility to refinance the $733m convertible bond on timings, structures and terms that are most suited to the group. The terms of this facility are similar to the revolving credit facility up until draw down date in May 2014, and once the facility is drawn in May 2014, the terms resemble that of a bridging facility. This pro-active and prudent move on the part of the group addresses any refinancing concerns that may arise over the next few months around the 2014 convert falling due for repayment.

In September 2010, the group issued $789m worth of mandatory convertible bonds that fall due for conversion into equity in September 2013. When this conversion occurs in the third quarter of 2013, at current share prices, approximately 18.14m shares will be issued as a consideration for the bonds converting into equity and the 6% interest coupon on this bond will cease to be paid.

A more detailed analysis of the group's income statement, statement of financial position and cash flow statement for 2012 is available at the corporate report website, www.aga-reports.com, under Financial Review.

ONE-YEAR FORECAST – 2013

AngloGold Ashanti's attributable gold production for 2013 is estimated at between 4.1Moz and 4.4Moz. This forecast takes into account the planned mill change-out at Geita, operational issues experienced at Obuasi and the start of production at Tropicana in the third quarter of 2013. Total cash costs are forecasted to be between $815/oz and $845/oz.

Both production and total cash costs estimates will be reviewed quarterly, in light of any safety-related stoppages that might be experienced in South Africa and any other unforeseen factors.

For 2013, capital expenditure is anticipated to be about $2.10bn, compared to $2.15bn in 2012. Included the capital expenditure guidance for 2013 is qualified deferred stripping costs of $118m.

AngloGold Ashanti may not be able to reach these targets. Refer to the Forward-looking statements on page 1 of this report and to the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports" which is available on AngloGold Ashanti's online corporate report website, www.aga-reports.com, incorporated by reference into these Annual Financial Statements.

This one-year forecast assumes the existing asset base with no changes to the portfolio. AngloGold Ashanti is currently engaged in a portfolio review which may impact on this forecast.

FORECAST

For the year ending 31 December 2013	Production 000oz	Expected total cash cost $/oz [1]	Capital expenditure $m [2]
South Africa	**1,331 – 1,429**	**777 – 805**	**506**
South Africa	1,331 – 1,429	777 – 805	506
Continental Africa	**1,375 – 1,476**	**911 – 945**	**722**
Ghana	464 – 497	1,107 – 1,147	217
Guinea	209 – 225	1,112 – 1,153	30
Mali	163 – 175	1,270 – 1,317	57
Namibia	76 – 82	781 – 810	6
Tanzania	463 – 497	524 – 543	82
Democratic Republic of the Congo	–	–	330
Americas	**977 – 1,048**	**669 – 694**	**503**
Argentina	221 – 237	626 – 649	75
Brazil	539 – 578	666 – 691	177
Colombia	–	–	48
United States of America	217 – 233	720 – 747	203
Australasia	**417 – 447**	**949 – 984**	**320**
Australia	417 – 447	949 – 984	320
Other	**–**	**–**	**49**
AngloGold Ashanti	**4,100 – 4,400**	**815 - 845**	**2,100**

[1] *Based on the following assumptions: R8.75/$, $1.02/A$, BRL2.00/$ and Argentinean peso 5.00/$; Brent crude at $113 per barrel.*
[2] *Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.*

Other illustrative estimates	Outlook 2013
Depreciation and amortisation	$1,050m
Corporate, marketing and capacity building costs	$240m
Expensed exploration and study costs (including equity accounted associates and joint ventures)	$377m
Interest and finance costs (income statement) [3]	$250m
Interest and finance costs (cash flow)	$190m
Number of shares qualifying for basic EPS at 31 December 2012	387m
In September 2013 the mandatory convertible bonds are due for conversion into equity of 18.14m shares at the current share price.	
Weighted average number of shares qualifying for basic EPS for the year ended 31 December 2013.	392m

[3] *Includes coupon on mandatory convertible bonds.*

FIVE-YEAR FINANCIAL AND OPERATING SUMMARIES

Summarised group financial results – income statement

US dollar million	2012	2011	2010	2009	2008
Gold income	6,353	6,570	5,334	3,768	3,619
Cost of sales	(4,062)	(3,946)	(3,550)	(2,813)	(2,728)
Loss on non-hedge derivatives and other commodity contracts	(35)	(1)	(702)	(1,533)	(297)
Gross profit (loss)	2,256	2,623	1,082	(578)	594
Corporate administration, marketing and other expenses	(291)	(278)	(220)	(164)	(144)
Exploration and evaluation costs	(395)	(279)	(198)	(150)	(126)
Other operating expenses	(41)	(27)	(20)	(8)	(6)
Special items	(402)	163	(126)	691	(1,538)
Operating profit (loss)	1,127	2,202	518	(209)	(1,220)
Interest received	43	52	43	54	66
Exchange gain	8	2	3	112	4
Dividends received	7	–	–	–	–
Fair value adjustments on convertible bonds	245	188	(56)	(33)	25
Finance costs and unwinding of obligations	(231)	(196)	(166)	(139)	(114)
Share of equity-accounted investments' (loss) profit	(28)	73	63	94	(138)
Profit (loss) before taxation	1,171	2,321	405	(121)	(1,377)
Taxation	(322)	(723)	(276)	(147)	197
Profit (loss) after taxation from continuing operations	849	1,598	129	(268)	(1,180)
Discontinued operations					
Profit from discontinued operations	–	–	–	–	25
Profit (loss) for the year	849	1,598	129	(268)	(1,155)
Allocated as follows:					
Equity shareholders	830	1,552	76	(320)	(1,195)
Non-controlling interests	19	46	53	52	40
	849	1,598	129	(268)	(1,155)

Summarised group financial results – statement of financial position

US dollar million	2012	2011	2010	2009	2008
Assets					
Tangible and intangible assets	7,963	6,735	6,374	5,996	4,493
Cash and cash equivalents	892	1,112	575	1,100	575
Other assets	3,840	2,955	2,583	2,691	2,992
Total assets	12,695	10,802	9,532	9,787	8,060
Equity and liabilities					
Total equity	5,469	5,166	4,113	3,030	2,511
Borrowings	3,583	2,488	2,704	1,931	1,933
Deferred taxation	1,068	1,158	900	753	617
Other liabilities	2,575	1,990	1,815	4,073	2,999
Total equity and liabilities	12,695	10,802	9,532	9,787	8,060

Summarised group financial results – statement of cash flows

US dollar million	2012	2011	2010	2009	2008
Cash flows from operating activities					
Cash generated from operations	2,183	2,923	1,714	1,345	632
Cash utilised by discontinued operations	–	–	–	–	(1)
Dividends received from equity-accounted investments	72	111	143	101	78
Net taxation paid	(453)	(379)	(188)	(147)	(125)
Cash utilised for hedge buy-back costs	–	–	(2,611)	(797)	(1,113)
Net cash inflow (outflow) from operating activities	1,802	2,655	(942)	502	(529)
Cash flows from investing activities					
Capital expenditure	(1,758)	(1,393)	(973)	(1,019)	(1,194)
Net (payments) proceeds from acquisition and disposal of subsidiaries, associates and joint ventures	(684)	(117)	(44)	(354)	10
Net (payments) proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	(70)	(62)	95	1,132	82
Interest received	36	39	32	55	67
(Increase) decrease in cash restricted for use	(3)	(19)	25	(10)	(6)
Other	(129)	(12)	(6)	1	–
Net cash outflow from investing activities	(2,608)	(1,564)	(871)	(195)	(1,041)
Cash flows from financing activities					
Net proceeds from share issues	2	9	778	295	1,668
Net proceeds (repayments) from borrowings	1,215	(159)	648	43	239
Finance costs paid	(145)	(144)	(115)	(111)	(93)
Dividends paid	(236)	(169)	(117)	(56)	(58)
Acquisition of non-controlling interest	(215)	–	–	–	–
Other	(30)	–	–	–	–
Net cash inflow (outflow) from financing activities	591	(463)	1,194	171	1,756
Net (decrease) increase in cash and cash equivalents	(215)	628	(619)	478	186
Translation	(5)	(102)	105	47	(88)
Cash and cash equivalents at beginning of year	1,112	586	1,100	575	477
Cash and cash equivalents at end of year[(1)]	892	1,112	586	1,100	575

[(1)] *The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.*

FIVE-YEAR FINANCIAL AND OPERATING SUMMARIES continued

Ratios and statistics

		2012	2011	2010	2009	2008
Earnings						
Adjusted gross profit (loss) [1]	$m	2,292	2,624	(1,191)	412	(384)
Adjusted gross margin	%	36	40	(51)	13	(16)
Headline earnings (loss)	$m	1,145	1,484	122	(852)	(30)
Adjusted headline earnings (loss) [1]	$m	924	1,297	(1,758)	(50)	(897)
Adjusted headline earnings excluding hedge buy-back costs [1]	$m	924	1,297	787	708	19
EBITDA [1] [2]	$m	2,397	3,014	1,897	1,663	1,131
EBITDA margin [2]	%	38	46	38	41	33
Interest cover [1]	times	13	21	16	14	10
Earnings (loss) per ordinary share						
Basic	US cents	215	402	20	(89)	(377)
Diluted	US cents	161	346	20	(89)	(377)
Headline	US cents	296	384	33	(236)	(9)
Adjusted headline [1]	US cents	239	336	(473)	(14)	(283)
Dividends per ordinary share	US cents	36	49	20	17	11
Asset and debt management						
Equity [1]	$m	6,057	5,926	4,987	3,030	2,511
Net capital employed [1]	$m	8,390	7,506	7,017	4,876	4,683
Net debt [1]	$m	2,061	610	1,288	868	1,283
Net asset value – per share [1]	US cents	1,573	1,540	1,299	828	702
Net tangible asset value – per share [1]	US cents	1,492	1,485	1,248	779	661
Market capitalisation [1]	$m	12,025	16,226	18,767	14,555	9,795
Return on equity [1] [2]	%	18	25	20	26	1
Return on net capital employed [1] [2]	%	14	20	15	17	1
Net debt to equity	%	34	10	26	29	51
Other						
Weighted average number of shares	million	387	386	372	361	317
Issued shares at year-end	million	385	385	384	366	357
Exchange rates						
Rand/dollar average		8.20	7.26	7.30	8.39	8.25
Rand/dollar closing		8.45	8.04	6.57	7.44	9.46
Australian dollar/dollar average		0.97	0.97	1.09	1.26	1.17
Australian dollar/dollar closing		0.96	0.97	0.98	1.12	1.44
Brazilian real/dollar average		1.95	1.68	1.76	2.00	1.84
Brazilian real/dollar closing		2.05	1.87	1.67	1.75	2.34

[1] Refer to Non-GAAP disclosure notes.
[2] Excludes hedge buy-back costs in 2008, 2009 and 2010.

Summarised group operating results

		2012	2011	2010	2009	2008
Underground operations						
Metric tonnes milled	000	10,356	10,838	11,092	11,944	12,335
Yield	g/t	5.80	6.69	6.66	6.41	6.89
Gold produced	000oz	1,931	2,334	2,374	2,461	2,734
Surface and dump reclamation						
Metric tonnes treated	000	18,288	10,736	11,081	12,779	11,870
Yield	g/t	0.30	0.49	0.55	0.51	0.42
Gold produced	000oz	175	171	196	208	161
Open-pit operations						
Metric tonnes mined	000	170,789	158,686	159,352	167,000	175,999
Stripping ratio [1]		5.34	5.66	5.02	5.58	5.24
Metric tonnes treated	000	27,429	26,518	26,028	25,582	25,388
Yield	g/t	1.73	1.77	1.95	1.96	2.12
Gold produced	000oz	1,526	1,513	1,631	1,609	1,734
Heap-leach operations						
Metric tonnes mined	000	71,524	71,087	67,194	57,456	54,754
Metric tonnes placed [2]	000	23,040	21,725	21,963	19,887	23,462
Stripping ratio [1]		2.31	2.46	2.17	1.94	1.43
Recoverable gold placed [3]	kg	10,275	9,585	10,949	12,958	14,496
Yield [4]	g/t	0.45	0.44	0.50	0.65	0.62
Gold produced	000oz	312	313	314	321	353
Total gold produced	000oz	3,944	4,331	4,515	4,599	4,982
– South Africa		1,212	1,624	1,785	1,797	2,099
– Continental Africa		1,521	1,570	1,492	1,585	1,631
– Australasia		258	246	396	401	433
– Americas		953	891	842	816	819
Average price received [8]	$/oz sold	1,664	1,576	561	751	485
Total cash costs	$/oz produced	862	728	638	514	444
Total production costs	$/oz produced	1,078	950	816	646	567
Capital expenditure	$m	2,154	1,527	1,015	1,027	1,201
Monthly average number of employees		65,822	61,242	62,046	63,364	62,895
Productivity per employee [5]	oz/TEC	8.07	9.32	9.15	9.40	9.94
All injury frequency rate (AIFR) [6]		7.72	9.76	11.50	12.88	16.66
Number of fatalities		18	15	15	15	14
Fatal injury frequency rate (FIFR) [7]		0.10	0.09	0.10	0.09	0.09

Definitions

[1] *Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.*

[2] *Tonnes placed onto leach pad.*

[3] *Recoverable gold placed onto leach pad inventory.*

[4] *Recoverable gold placed/tonnes placed.*

[5] *Total ounces per total employees costed.*

[6] *The total number of injuries (including fatalities) per million hours worked.*

[7] *The total number of fatalities per million hours worked.*

Comments

[8] *Average gold price received was negatively impacted by the hedge book during the three years from 2008 to 2010, during which period the process of eliminating the hedge book was completed.*



GOVERNANCE

IN THIS SECTION, THE COMPANY REPORTS ON THE CONTROLS, PROCEDURES AND SYSTEMS WHICH HAVE BEEN PUT IN PLACE TO ENSURE THAT IT COMPLIES WITH BOTH THE RELEVANT LEGISLATION AND BEST PRACTICE IN TERMS OF GOVERNANCE.

CHAIRMAN'S LETTER – AUDIT AND CORPORATE GOVERNANCE COMMITTEE

Internal controls and procedures have been put in place to manage the risk of business failure and provide reasonable assurance against such failure.

In terms of the King Code of Governance for South Africa 2009 (King III) and in line with the South African Companies Act No 71 of 2008, the Audit and Corporate Governance Committee (the Audit Committee) is pleased to present its report for the financial year ended 31 December 2012.

Management has established and maintains internal controls and procedures, which are reviewed by the board on a regular basis. These are designed to manage, rather than eliminate, the risk of business failures and to provide reasonable assurance against such failures.

It is the Audit Committee's principal regulatory duty to oversee the integrity of the group's internal control environment and ensure that financial statements are appropriate and comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and the results of its operations. The Audit Committee provides regular reports to the board, which assumes ultimate responsibility for the functions performed by the Audit Committee.

COMPOSITION AND DELIBERATIONS

The Audit Committee, appointed by the shareholders at the May 2012 annual general meeting, comprised of four independent non-executive directors. Collectively, the members possess the skills and knowledge to oversee and assess the processes developed by management to formulate responses to the evolving risks within AngloGold Ashanti's mining environment, to align operations with corporate governance best practice and to comply with legislation, regulations and requirements in the jurisdictions in which AngloGold Ashanti operates.

The statutory duties and general activities of the Audit Committee are set out in its board-approved terms of reference that are reviewed and updated annually. The Audit Committee's mandate includes:

- monitoring the integrity of the group's integrated reporting and all factors and risks that may impact on reporting;
- annually nominating the external auditors for appointment by the shareholders;
- assessing the external auditor's independence and determining their remuneration;
- monitoring and reviewing the effectiveness of the group's internal audit function;
- annually reviewing the expertise, appropriateness and experience of the finance function;
- ensuring a combined assurance model is applied to provide a co-ordinated approach to all assurance activities;
- reviewing developments in governance and best practice;
- ensuring that there is an ethics policy in place that is aligned to the strategy of the company; and
- evaluating the effectiveness of the committee.

The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit, the external auditors, regional heads of finance, as well as other assurance providers attend each committee meeting in an ex officio capacity and answer questions raised by committee members during meetings. The Audit Committee meets separately with management, internal audit and external audit at every meeting.

During 2012, the Audit and Corporate Governance Committee formally met seven times and attendance at these meetings is set out in the table below:

	9 February	13 March	16 April	3 May	10 July	1 August	1 November
Prof LW Nkuhlu*	✔	✔	✔	✔	✔	✔	✔
FB Arisman*	✔	✔	✔	✔	✔	✔	✔
R Gasant*	✔	✔	✔	✔	✔	✔	✔
NP January-Bardill	✔	✔	✔	✔	✔	✔	✔

✔ In attendance
* Members of the Risk and Information Integrity Committee

CHAIRMAN'S LETTER – AUDIT AND CORPORATE GOVERNANCE COMMITTEE continued

The Audit Committee assessed its effectiveness through the completion of a self-assessment process and results were discussed and actions taken and processes put in place to address areas identified for improvement.

OVERSIGHT OF RISK MANAGEMENT

Notwithstanding the fact that the board has a fully constituted Risk and Information Integrity Committee to assist with the discharge of its duties regarding the integrated risk management process, the Audit Committee has a vested interest in risk management as a result of its responsibility for internal controls. The majority of the Audit Committee members are also members of the Risk and Information Integrity Committee.

INTERNAL AUDIT

Group Internal Audit is a key independent assurance and consulting business partner within AngloGold Ashanti. The Senior Vice President: Group Internal Audit has direct access to the chairmen of both the Audit Committee and the board. The Audit Committee has assessed the performance of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by performing the following functions:

- evaluating ethical leadership and corporate citizenship within AngloGold Ashanti;
- assessing the governance of risk within AngloGold Ashanti;
- reviewing the governance of Information Technology;
- assessing compliance with laws, rules, codes and standards;

- evaluating the effectiveness of internal controls over financial reporting and internal controls in general;
- reporting findings to management and the Audit Committee and monitoring the implementation of all significant deficiencies reported; and
- implementing a Combined Assurance Framework for the Group.

Group Internal Audit participated in an independent quality assessment review conducted by PwC in 2012. The independent review was aimed at assessing whether Group Internal Audit was aligned with the professional standards of the Institute of Internal Auditors and broader good practice using a global peer group. PwC concluded that Group Internal Audit complied with the requirements of the Institute of Internal Auditors' Standards for the Professional Practice of Internal Audit and benchmarked favourably against international peers.

The Audit Committee is of the opinion, having considered the written assurance statement provided by Group Internal Audit, that the group's system of internal financial controls is effective and provides reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.

2012 IN OVERVIEW

During the financial year ended 31 December 2012, the Audit Committee carried out its duties as required by section 94(2) of the Companies Act, King III, and the committee's terms of reference in accordance with its annual plan adopted to manage the discharge of its responsibilities.

Set out below are some highlights from 2012:

Focus area	Actions
Financial statements	
Accounting policies and reporting standards	Received updates on new accounting standards impacting AngloGold Ashanti – thereby enabling committee members to probe deeper into the implications of certain complex financial reporting standards on AngloGold Ashanti's financial statements.
	Reviewed accounting policies for appropriateness.
Integrated reporting	Reviewed the integrated report including the group's annual financial statements, sustainability and resource and reserve reports. The Audit Committee reviewed the disclosure of sustainability issues in the integrated report and is satisfied that these do not conflict with the financial results.

Focus area	Actions
Financial statements continued	
Quarterly and annual IFRS reports	Reviewed and recommended the quarterly and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after:
	• ensuring that complex accounting areas comply with IFRS;
	• carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of mining assets (assessment for impairments) and estimates;
	• discussing the treatment of significant and unusual transactions with management and the external auditors;
	• reviewing, assessing and approving adjusted and unadjusted accounting differences reported by the external auditors; and
	• considering the documented assessment of the company's going concern status prepared by management which included the key assumptions for reasonability.
Internal controls	
Risk-based internal audit	Considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit.
	Reviewed and approved the risk-aligned internal audit plan tabled on a quarterly basis and the detailed combined assurance plan.
	Monitored the implementation and tracking of audit recommendations.
External auditor	Recommended the appointment of the external auditors, approved the external audit plan and fees, and assessed the independence of the external auditors as required in terms of section 94(8) of the Companies Act, which included consideration of compliance with criteria relating to independence or conflicts of interest as prescribed by the Independent Regulatory Board of Auditors.
	Approved the appointment of the external auditors to provide independent assurance on certain sustainability indicators as included in the Sustainability Report.
	Pre-approved all non-audit services provided by the external auditors of the group in terms of the policy on non-audit services.
Combined assurance	Monitored the development and implementation of a fully-fledged combined assurance model that facilitates integration and leveraging of the various control, governance and assurance processes used by the different assurance providers.
	During 2012, all significant operations within AngloGold Ashanti were subjected to risk-based, integrated technical or commercial combined assurance reviews. These reviews brought a new dimension to assurance within the group and the Audit Committee is pleased with the progress achieved and value derived from the combined assurance process.
Internal control assessment	Considered the results presented by internal and external assurance providers through the evolving combined assurance framework in order to conclude on the internal control, risk management and internal financial control environments within AngloGold Ashanti.

CHAIRMAN'S LETTER – AUDIT AND CORPORATE GOVERNANCE COMMITTEE continued

Focus area	Actions
Corporate governance	
King III	Monitored the progress and ensured implementation of the requirements of King III. A register detailing compliance with the principles of King III in 2012 can be found on the company's website at www.anglogoldashanti.com.
Risk governance	Fulfilled an oversight role regarding financial reporting risks, internal financial controls, fraud risk and information technology risks as these relate to financial reporting.
Compliance	Monitored the development and refinement of a global compliance management framework. The framework allows for a systematic approach for regions to identify and monitor compliance to major laws, regulations, standards and codes.

FINANCE FUNCTION AND CHIEF FINANCIAL OFFICER

The Audit Committee conducted an assessment of the appropriateness, skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Audit Committee further reviewed the expertise and experience of the Chief Financial Officer and was satisfied with the appropriateness thereof.

WHISTLE BLOWING

The Audit Committee received quarterly updates on AngloGold Ashanti's whistle-blowing process. No concerns or complaints relating to the accounting practices, internal financial controls, internal audit function and the content or auditing of the company's financial statements were reported.

LOOKING FORWARD

In support of Project ONE, a project initiative aligned with AngloGold Ashanti's vision – to be the leading mining company – the company has embarked on the global implementation of an enterprise resource planning system, SAP (oneERP).

It is anticipated that the implementation of oneERP will have a definitive impact on the internal control and internal financial control environment of the group. The Audit Committee, together with the Risk and Information Integrity Committee, will continue to review implementation progress and receive assurance thereon from the oneERP combined assurance team.

AUDIT COMMITTEE STATEMENT

Based on information from and discussions with management, internal and external audit, the Audit Committee has no reason to believe that there were any material breakdowns in the design and operating effectiveness of internal controls during the period and that the financial records can be relied on as the basis for preparation of the annual financial statements.

ANNUAL FINANCIAL STATEMENTS

The Audit Committee has evaluated the consolidated annual financial statements for the year ended 31 December 2012 and concluded that they comply, in all material aspects, with the requirements of the Companies Act and International Financial Reporting Standards. The Audit Committee therefore recommended the approval of the annual financial statements to the board.

CONCLUSION

The Audit Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate and terms of reference during the year under review.

Prof Wiseman Nkuhlu
Chairman: Audit and Corporate Governance Committee
19 March 2013

CHAIRPERSON'S LETTER – SOCIAL, ETHICS AND TRANSFORMATION COMMITTEE

This committee has been established in compliance with legislation and is in the process of determining its mandate.

The Social, Ethics and Transformation Committee (SET) is constituted as a statutory committee of AngloGold Ashanti in compliance with Sections 72(4) and Regulation 43 of the Companies Act No. 71 of 2008 (Companies Act). It was established on 30 April 2012 and comprises seven members, the majority of whom are independent non-executive directors.

The mandate of a SET, as envisaged by the Companies Act, covers matters that have previously been addressed by other committees of the board, including the Safety, Health and Sustainable Development Committee, the Audit and Corporate Governance Committee and the Transformation and Human Resource Development Committee. The first task of the board was to identify how best to structure the mandate of the SET, so as not to cause duplication.

After consultation and deliberation, the board named the committee the "Social, Ethics and Transformation Committee". In line with its statutory mandates, the committee assumed duties relating to ethics, transformation and sustainability. The committee will also monitor the company's performance on safety, health and the environment.

At its first sitting in November 2012, the committee dealt with relevant administrative processes and procedures requiring its smooth functioning. The meeting also discussed and clarified the legal framework necessary for the committee's optimal functioning.

On 15 February 2013 the committee held its second meeting. It received and discussed several reports relating to its areas of responsibilities. The committee is now set to discharge its duties as prescribed by the Companies Act and set out in its terms of reference. The standard agenda items include community relations, ethics and anti-corruption, human rights issues, employee and community security, transformation (specific to South Africa), and localisation matters (employment and labour matters in other jurisdictions), matters relating to the health and safety of employees and communities and other sustainability matters, including good corporate citizenship and stakeholder relations.

The committee will be in a position to provide a more comprehensive report of its activities in the 2013 annual report.

Nozipho Patricia January-Bardill
Chairperson: Social, Ethics and Transformation Committee
19 March 2013

CORPORATE GOVERNANCE REPORT

AngloGold Ashanti believes that adherence to best practice in corporate governance is the bedrock of a sustainable business and underpins the creation of long-term value for its shareholders. In that regard the company has consistently demonstrated this belief by applying best practice in corporate governance in managing the affairs of the group.

CORPORATE GOVERNANCE STRUCTURE AT 31 DECEMBER 2012

The governance of the company is guided by internal policies and external laws, rules, regulations and best practice guidelines as detailed in the corporate governance structure alongside. Internal policies and external legislation, regulations, codes and guidelines are detailed on the company's website at www.anglogoldashanti.com/sustainability, under Corporate Governance and Policies.

Internal policies

Group level internal policies are detailed in the diagram on the corporate governance structure shown overleaf; key among these is the Code of Business Principles and Ethics which incorporates a summary of key group policies and guidelines that have a bearing on the company's ethics and values.

External legislation, regulations, codes and guidelines

These include:

- the South African Companies Act No. 71 of 2008 (the Companies Act), as amended;
- the US Sarbanes-Oxley Act of 2002 (SOX) and the Securities Act of 1933 and the Securities Exchange Act of 1934;
- the listings requirements of the JSE Limited, the New York Stock Exchange and other stock exchanges on which the company's stock is listed; and
- applicable legislation and regulations in jurisdictions in which the company has operations.

In addition there are various corporate governance guidelines and best practice recommendations, key among which are those provided by King III, the Organisation for Economic Co-operation and Development (OECD) Principles of Corporate Governance, the United Nations Global Compact and the Global Reporting Initiative guidelines.

Application of King III principles

Given that AngloGold Ashanti's primary listing is on the JSE, adherence to the JSE Listings Requirements takes precedence. The JSE requires, among other things, adherence to King III. Following its promulgation on 1 March 2010, AngloGold Ashanti conducted a gap analysis to determine the extent to which it needed to comply with new principles included in King III and developed an action plan in that regard. As at 31 December 2012, the company had considered the principles of King III and will now continue to refine its governance processes and procedures as required.

A compliance register on the principles of King III is available on the company's website www.anglogoldashanti.com from which shareholders will be able to evaluate how the principles have been applied but a summary of the application of the principles contained in Chapter 2 of King III as those principles link to the other chapters of King III is set out on pages 24-27.

Corporate governance structure at 31 December 2012



Board of directors

Non-executive directors:
TT Mboweni – Chairman of the Board, FB Arisman, R Gasant, NP January-Bardill, MJ Kirkwood [2], WA Nairn, LW Nkuhlu (Prof), F Ohene-Kena, SM Pityana, RJ Ruston [2]

Executive directors: [3]
M Cutifani – Chief Executive Officer, S Venkatakrishnan – Chief Financial Officer

Board committees

Audit and Corporate Governance Committee:
LW Nkuhlu (Prof) [1], FB Arisman, R Gasant, NP January-Bardill

| Assurance | Internal Assurance: Combined Assurance | External Audit | Independent Assurance – Sustainability Report | Reserves and Resources | SOX Compliance |

Transformation and Human Resources Development Committee:
TT Mboweni [1], M Cutifani, NP January-Bardill, WA Nairn, F Ohene-Kena, SM Pityana

Safety, Health and Sustainable Development Committee:
SM Pityana [1], FB Arisman, M Cutifani, NP January-Bardill, WA Nairn, LW Nkuhlu (Prof), F Ohene-Kena, RJ Ruston

Investment Committee:
FB Arisman [1], M Cutifani, MJ Kirkwood, TT Mboweni, WA Nairn, LW Nkuhlu (Prof), SM Pityana, RJ Ruston, S Venkatakrishnan

Remuneration Committee:
WA Nairn [1], FB Arisman, MJ Kirkwood, TT Mboweni, LW Nkuhlu (Prof), SM Pityana [4]

Nominations Committee:
TT Mboweni [1], FB Arisman, NP January-Bardill, MJ Kirkwood, R Gasant, LW Nkuhlu (Prof), WA Nairn, F Ohene-Kena, SM Pityana, RJ Ruston

Party Political Donations Committee:
TT Mboweni [1], M Cutifani, NP January-Bardill, WA Nairn, LW Nkuhlu (Prof), F Ohene-Kena, SM Pityana

Executive Committee:
M Cutifani [1], I Boninelli, CE Carter, RN Duffy, GJ Ehm, RW Largent, M MacFarlane, D Noko, MP O'Hare, AM O'Neill, ME Sanz Perez, YZ Simelane, S Venkatakrishnan

| Risk management | Global IT steering committee |

Financial Analysis Committee:
FB Arisman [1], R Gasant, TT Mboweni, LW Nkuhlu (Prof), SM Pityana

Social, Ethics and Tranformation Committee:
NP January-Bardill [1], M Cutifani, MJ Kirkwood, WA Nairn, LW Nkuhlu (Prof), SM Pityana, RJ Ruston

Risk and Information Integrity Committee:
R Gasant [1], FB Arisman, M Cutifani, WA Nairn, LW Nkuhlu (Prof), SM Pityana, RJ Ruston, S Venkatakrishnan

Major group policies:
Board Charter, Directors Induction Policy, Declaration of Interests Policy, Terms of Reference of Board Committees, Directors' Dealings in Company's Securities, Whistleblowing, Delegation of Authority Policy, Safety Policy, Integrated Environmental and Community, Compliance Policy Statement, Code of Business Principles and Ethics, Anti-Bribery and Anti-Corruption, Gifts, Hospitality and Sponsorship, Conflicts of Interest, Insider Trading Policy, Code of Ethics for Senior Financial Officers, Risk Management Policy Statement, Disclosures Policy, HIV AIDS Policy, Procurement Policy, Social Media Policy

Major external legislation:
JSE Listings Requirements, New York Stock Exchange rules, Companies Act No. 71 of 2008, Sarbanes Oxley Act, 2002, US Securities Act of 1933, US Securities Exchange Act of 1934, King Report on Governance for South Africa 2009 (King III), Employment Equity Act of South Africa, Anti-Corruption Legislation – UK, SA and USA, Safety, Environmental and Labour Laws of operational jurisdictions

[1] Committee chairman
[2] RJ Ruston was appointed to the board on 1 January 2012 and MJ Kirkwood was appointed to the board on 1 June 2012. Both were appointed as independent non-executive directors.
[3] Subsequent to year end, AM O'Neill was appointed to the board on 20 February 2013.
[4] SM Pityana resigned from the Remuneration Committee on 19 February 2013.

CORPORATE GOVERNANCE REPORT continued

Summary of application of Chapter 2 principles of King III

Area		Requirement	Status	Comments
Role and function of the board	2.1	The board should act as the focal point for and custodian of corporate governance	Applied	The board has a documented charter in place that deals with the roles, responsibilities and accountabilities of the board. Meetings are conducted on a regular basis, at least quarterly, following a formal agenda. The board is supported by 11 sub-committees that have been delegated responsibility to deal with specific matters in more detail and provide feedback to the full board. These sub-committees include the Audit and Corporate Governance Committee (Audit Committee), Risk and Information Integrity Committee (RIIC) and the Executive Committee. To ensure that the board executes all its responsibilities, a full annual plan has been developed that is assessed at the end of each meeting to ensure that all the required business was taken care of.
	2.2	The board should appreciate that strategy, risk, performance and sustainability are inseparable	Applied	The board is cognisant that its business strategies are not achievable without effectively managing its risk environment in a sustainable manner. It is for this reason that the board has established the risk management and sustainability frameworks.
	2.3	The board should provide effective leadership based on an ethical foundation	Applied	Refer to Principle 1.1 under ethical leadership and corporate citizenship.
	2.4	The board should ensure that the company is and is seen to be a responsible corporate citizen	Applied	Refer to Principle 1.2 under ethical leadership and corporate citizenship.
	2.5	The board should ensure that the company's ethics are managed effectively	Applied	Refer to Principle 1.3 under ethical leadership and corporate citizenship.
	2.6	The board should ensure that the company has an effective and independent audit committee	Applied	The Audit Committee consists only of independent non-executive directors which meet quarterly and hold special meetings when required. It is considered one of the most effective committees as evidenced by the annual performance evaluations. All members, except one, are financial experts and the chairman, Prof. Nkuhlu is well respected within the financial community, both locally and internationally, and sits on accounting standard setting panels.
	2.7	The board should be responsible for the governance of risk	Applied	The board is assisted by the RIIC in discharging its responsibilities for effective risk management. The company has a comprehensive risk register which is continuously updated. Refer to Principle 4 on the website register for a detailed explanation on the governance of risk.
	2.8	The board should be responsible for information technology (IT) governance	Applied	The RIIC also assists the board in discharging its responsibilities relating to the effective and efficient management of IT resources and the integrity of information, in order to achieve corporate objectives. Refer to Principle 5 on the website register for a detailed explanation on IT governance.

Area		Requirement	Status	Comments
	2.9	The board should ensure that the company complies with applicable laws and considers adherence to non-binding rules, codes and standards	Applied	Refer to Principle 6.1 of compliance with laws, codes, rules and standards.
	2.10	The board should ensure that there is an effective risk-based internal audit	Applied	An independent and objective group internal audit department (GIA) complies with the standards as set by the Institute of Internal Auditors for the Professional Practice of Internal Auditing and Code of Ethics. GIA activities are set out in the Internal Audit Charter approved by the Audit Committee. The charter is reviewed annually. The charter deals with the reporting lines of the Head of GIA, unrestricted access to information and resources of the company as well as roles and responsibilities.
	2.11	The board should appreciate that stakeholders' perceptions affect the company's reputation	Applied	The board is cognisant that AngloGold Ashanti's vision to become the leading mining company cannot be realised without the contribution of all stakeholders, including shareholders, employees, communities and governments. The board, CEO and other members of the Executive Committee continuously engage with stakeholders to explain the company's activities.
	2.12	The board should ensure the integrity of the company's integrated report	Applied	The Annual Integrated Report is reviewed by the Audit Committee and recommended for approval by the board.
	2.13	The board should report on the effectiveness of the company's system of internal controls	Applied	The board (through the Audit Committee) assesses annually the adequacy of the company's internal control system. A rigorous assessment of controls covering key governance areas including ethics, risk management, information technology, legal and regulatory compliance, is conducted, led by GIA through combined assurance. Management provides an assessment of the effectiveness of internal controls for review by the Audit Committee and a recommendation is made to the board for consideration and inclusion in the Annual Financial Statements.
	2.14	The board and its directors should act in the best interests of the company	Applied	The board is aware of its fiduciary duties requiring it to act, collectively, and individually, in the best interests of the company. The board comprises an appropriate mix of skills, enabling it to interrogate all aspects of the company's operations and provide the required leadership.
	2.15	The board should consider business rescue proceedings or other turnaround mechanisms as soon as the company is financially distressed as defined in the Act	Not applicable	Note that the solvency and liquidity of the company is frequently monitored as well as bank balances, the debt maturity profile and other appropriate financial and cost metrics. The Audit Committee is presented with a quarterly going-concern analysis.

CORPORATE GOVERNANCE REPORT continued

Summary of application of Chapter 2 principles of King III continued

Area		Requirement	Status	Comments
	2.16	The board should elect a chairman of the board who is an independent non-executive director. The CEO of the company should not also fulfil the role of chairman of the board.	Applied	The roles of the CEO and Chairman are separate. The Chairman's role and responsibilities are clearly set out in a role description which was approved by the board. The Chairman is an independent non-executive.
	2.17	The board should appoint the chief executive officer and establish a framework for the delegation of authority	Applied	Appointment of the CEO is one of the duties that the board has reserved for its sole authority. The board has in place a Delegation of Authority Policy detailing the authority levels of the CEO.
Composition of the board	2.18	The board should comprise a balance of power, with a majority of non-executive directors. The majority of non-executive directors should be independent	Applied	The unitary AngloGold Ashanti board comprises (since February 2013) 13 members: 8 independent non-executive directors, one non-executive director and three executive directors. One executive director will be leaving on 31 March 2013.
Board appointments process	2.19	Directors should be appointed through a formal process	Applied	The board is authorised by the company's Memorandum of Incorporation to appoint new directors based on the recommendations of the Nominations Committee. The Nominations Committee assists in identifying and assessing suitable candidates for appointment to the board. Newly appointed directors are required to retire at the next annual general meeting following their appointment and stand for election by shareholders. Eligibility for appointment as a director is guided by the Director's Fit and Proper Standards Policy, requirements of the Companies Act, recommendations of King III and best practice.
Director appointment	2.20	The induction of and ongoing training and development of directors should be conducted through formal processes	Applied	Newly appointed directors undergo a comprehensive induction training guided by the Directors Induction Policy. Training includes one-on-one briefings on the company and its operations by the Chairman, Executive Committee members (including the CEO and CFO), the company secretary and the chairman of the Audit Committee. Newly appointed directors are also provided with written background information about the company and the duties of directors. Directors receive ad hoc training on relevant issues.
Company secretary	2.21	The board should be assisted by a competent, suitably qualified and experienced company secretary	Applied	The Company Secretary, Ms ME Sanz, a qualified lawyer, and an Executive Committee member, was appointed to the position in September 2012. As required by the JSE Listings Requirements, the board has formally assessed the competence, qualifications and experience of the company secretary.

Area		Requirement	Status	Comments
Performance assessment	2.22	The evaluation of the board, its committees and the individual directors should be performed every year	Applied	A performance self-evaluation by the board and its committees is performed annually and the evaluation is facilitated by an independent evaluator on a three-yearly cycle. The following evaluations are conducted: performance of the board and committees; performance of individual non-executive directors; independence of the non-executive directors classified as "independent"; independence of the Chairman
Board committees	2.23	The board should delegate certain functions to well-structured committees but without abdicating its own responsibilities	Applied	The board has established the committees noted above, The board charter and the terms of reference of all committees clearly state that the board does not abdicate its responsibilities through this delegation. The board appoints the members of all committees except the members of the Audit Committee who are appointed by the shareholders at the annual general meeting. The terms of reference of the committees are approved by the board annually after they have been reviewed by the committees.
Group boards	2.24	A governance framework should be agreed between the group and its subsidiary boards	Applied	The activities of the main subsidiary boards are reported to the board. The captive insurance company, which is regulated by the Financial Services Board (FSB), has its own audit committee.
Remuneration of directors and senior executives	2.25	Companies should remunerate directors and executives fairly and responsibly	Applied	The board recognises the need to remunerate directors and executives fairly and equitably and in this regard, on an annual basis, the board, through the Remuneration Committee, contracts the services of an independent consultant, to advise it on remuneration trends, both locally and globally. The board considers this advice in setting executive remuneration and in making recommendations to shareholders on non-executive directors' fees.
	2.26	Companies should disclose the remuneration of each individual director and each prescribed officer	Applied	The remuneration of executive and non-executive directors, as well as the remuneration of other prescribed officers is disclosed in the Annual Financial Statements.
	2.27	Shareholders should approve the company's remuneration policy	Applied	The company seeks annually, in accordance with market practice, a non-binding vote on its remuneration policy from shareholders at the annual general meeting.

Compliance with the Companies Act

Following its promulgation on 1 May 2011, management put in place a process to ensure full compliance with the Companies Act. As at 31 December 2012, the company had applied all key provisions, save for the adoption of a new Memorandum of Incorporation which would be completed post year-end on 27 March 2013.

CORPORATE GOVERNANCE REPORT continued

THE BOARD OF DIRECTORS

The strategic leadership of AngloGold Ashanti is the responsibility of a unitary board, comprising two executive directors and ten independent non-executive directors, one of whom is a female, as at 31 December 2012. This includes the appointment of Rodney Ruston and Michael Kirkwood as independent non-executive directors during 2012.

The Memorandum of Incorporation does not set a mandatory retirement age for non-executive directors, however, in accordance with recommendations of King III and the requirements of the Sarbanes Oxley Act, directors are required to step down from the board after nine consecutive years of service. Nevertheless, the board has discretion to extend this period with the consent of the individual director and after a rigorous assessment of the director's independence and performance.

The duties, responsibilities and powers of the board, delegation of authority and the matters reserved for the board are all set out in the Board's Charter.

The board is led by an independent chairman whose roles and responsibilities are documented and approved by the board. The annual assessment of the performance of the chairman is guided by this document. The chairman is re-appointed annually in accordance with King III and results of the performance evaluation guide this process. In August 2012, the board re-appointed the chairman to serve until after the next annual general meeting.

The background and qualifications of each director are set out under board and executive management in the Integrated Report.

Appointment of directors

The board is authorised by the company's Memorandum of Incorporation to appoint new directors based on recommendations by the Nominations Committee. The Nominations Committee assists in identifying and assessing suitable candidates for appointment as directors. Newly appointed directors are required to retire at the next annual general meeting following their appointment and to stand for election by shareholders. Eligibility for appointment as a director is guided by the Director's Fit and Proper Standards Policy, requirements of the Companies Act, recommendations of King III and best practice.

Retirement by rotation

One-third of the non-executive directors retire by rotation annually in accordance with the company's Memorandum of Incorporation, with the longest serving directors being eligible for re-election. Curriculum vitae of each director standing for election or re-election are made available in the Notice of Meeting of the annual general meeting to assist shareholders in their decision-making. Executive directors are not subjected to the rotation process given their responsibility for the day-to-day running of the company and are held accountable for the operational and management performance of the company by regularly reporting to the board. Their performance is assessed annually by the board against pre-determined criteria.

On 27 March 2013, shareholders will consider the company's new Memorandum of Incorporation. One of the key changes in this document, compared to the old constitutional document, is the provision for all directors, not only non-executive directors, to be subjected to retirement by rotation. In anticipation of the adoption of this provision, Srinivasan Venkatakrishnan, Chief Financial Officer, will stand for re-election by shareholders at the annual general meeting to be held on 13 May 2013 and shareholders will equally vote on confirming Tony O'Neill's appointment to the board. The other directors to retire by rotation are Frank Arisman, Bill Nairn and Ferdinand Ohene-Kena, all of whom will not stand for re-election.

Independence of directors

Determination of independence is guided by King III, the Companies Act, the requirements of the JSE and the New York Stock Exchange's rules on independence as well as best practice. The board complies, at all times, with the requirement to consist of a majority of independent directors and this policy statement describes the criteria that guides the board in determining which of its members are independent, from a corporate governance point of view. Where the board, exercising its discretion and having considered all relevant facts, determines a director to be independent, despite not meeting all the criteria established in the independence policy, the board will publicly disclose its reasoning. The independence of each independent director is assessed annually and each director's status is determined based on the outcome of such assessment. In February 2012, Frank Arisman and Bill Nairn, who had served the board for 13 and 12 years respectively, were subjected to a rigorous test of their independence and performance. The board concluded that despite their long tenure, their skills and knowledge were invaluable to the board and their independence of character and judgement were not in any way impaired by their long tenure on the board. The board therefore recommended their re-election by shareholders at the annual general meeting held on 10 May 2012 and the resolutions for their appointments were carried by the requisite majority.

Post year-end, Sipho Pityana's status as an independent non-executive director was changed to non-executive director with effect from 19 February 2013. The company believed this to be appropriate after AngloGold Ashanti's South African operations contracted with Izingwe Property Managers (Pty) Limited, after a competitive bidding process, to plan, design, develop and construct 200 residential accommodation units for its employees under a pilot employee homeownership programme. Izingwe Property Managers (Pty) Limited is an associate of Sipho Pityana. This commercial transaction has resulted in his being deemed non-independent in terms of the company's policy on director independence. As a result of this change of status, he has stepped down as a member of the Remuneration Committee.

Compensation of directors

Non-executive directors receive fees for their services as directors including fees for their membership of committees and an allowance for travelling internationally to attend meetings. These fees and allowances are fixed by shareholders at the annual general meeting. Non-executive directors receive no further payments from the company and do not participate in the company's share incentive scheme. Details of executive and non-executive directors' remuneration and fees are included in the Remuneration Report on page 52.

All executive directors have contracts of employment with the company.

Board meetings during 2012

The board holds six scheduled meetings annually; four quarterly, one strategy session and a meeting that considers the company's business plan and budget for the next financial year. During 2012, the board held four special meetings in addition to the six scheduled meetings. One of the special meetings considered and approved the company's 2011 suite of corporate reports and another discussed the unprotected labour strikes that occurred at the company's South African operations. The other two special meetings deliberated on special matters relating to the Chief Executive Officer.

Outside of meetings, individual board members, especially the chairman of the board, the chairman of the Audit and Corporate Governance Committee and the chairpersons of other board committees, actively, and continuously engage with management and other stakeholders on important company matters, enabling a better understanding of the company's affairs by board members, thereby improving the quality of their strategic leadership.

The following are some of the key actions and programmes undertaken and implemented by the board in 2012 in fulfilling its strategic oversight responsibilities and functions. These are in addition to the activities carried out by the various committees on behalf of the board:

- evaluated and approved management's five-year strategic proposals;

- discussed and approved management's budget proposals for the 2013 financial year;

- examined ways of improving long-term value to shareholders;

- successfully defended and maintained investment-grade credit rating, and completed a refinancing of the undrawn revolving credit facility; issued a new ten-year rated bond, and raised an aggregate of R1bn from the South African debt markets under the Domestic Medium Term Note Programme;

- discussed and approved capital expenditure proposals submitted by management on a quarterly basis;

- achieved substantial compliance with the provisions of the Companies Act;

- visited various mines and exploration sites to observe and acquire a better understanding of the operations;

- assessed the skills set of the board which resulted in the appointment of two new independent non-executive directors;

- carried out an annual evaluation of the board, its committees, independence of directors, performance of the Chairman of the board and the competence and qualifications of the Company Secretary;

- reviewed the independence of each independent non-executive director in accordance with policy and best practice guidelines;

- set up the Social, Ethics and Transformation Committee in fulfilment of Section 72(4) and Regulation 43 of the Companies Act; and

- considered and approved a number of regulatory compliance policies.

Board and committee performance evaluations

The performance of the board and its committees is assessed internally on an annual basis and on a three yearly cycle by an external independent evaluator. The 2012 evaluations commenced in November 2012 and were completed in February 2013. The following assessments were undertaken:

- the performance of the board as a whole;

- individual non-executive directors performance self-assessment;

- independence of non-executive directors;

- performance of the board chairman; and

- performance of each committee.

The qualifications, competence and experience of the Company Secretary as well as the nature of the relationship between the board and the Company Secretary were also assessed.

Overall, the outcomes of the assessments were positive with no major issues raised. Suggestions made by directors for

CORPORATE GOVERNANCE REPORT continued

improvement in the board's functioning would be implemented during 2013.

During 2012 the board implemented a number of remedial measures to address issues identified through an independent evaluation of the performance of the board, facilitated by the Institute of Directors of Southern Africa, in respect of the 2011 financial year.

BOARD COMMITTEES

The board has established and delegated specific roles and responsibilities to 11 committees, including the Executive Committee, to assist it in discharging its duties and responsibilities. The terms of reference of each committee are approved by the board and reviewed annually or as necessary.

All committees, except the Executive Committee, are chaired by independent non-executive directors. The Audit and Corporate Governance, Remuneration, Nominations and Financial Analysis committees comprise only independent non-executive directors. All committees meet quarterly, in accordance with their terms of reference, except for the Executive Committee which meets monthly or as often as is required. However, the Party Political Donations and Financial Analysis committees meet on a need-to-basis and did not meet during 2012. Members of the Executive Committee and other members of the management team attend meetings of board committees as and when required. During 2012, all committees held the minimum number of meetings as required and discharged their duties as prescribed by their respective terms of reference. The Social, Ethics and Transformation Committee held its first and only meeting for 2012 in November, following its establishment in April 2012.

Executive Committee

Day-to-day management of the group's affairs is vested in the Executive Committee, which is chaired by the Chief Executive Officer and comprises 13 members, four of whom head the regional operations. The committee's work is supported by country and regional management teams.

Given the importance of Colombia to AngloGold Ashanti, it was decided to restructure the work in Colombia under a dedicated EVP to manage the creation of a new social and sustainable mining model that delivers on the expectations of the people of Colombia and which creates frameworks for our Colombian business to be successful over the long term. Charles Carter has taken on the role of EVP – Colombia, reporting directly to the Chief Executive Officer, while retaining his accountability for AngloGold Ashanti's investor relations and financial public

relations portfolio. During the year under review, two new members, Mike MacFarlane and David Noko, were appointed to the committee as Executive Vice President: Business Strategy and Executive Vice President: Social and Sustainable Development, respectively.

The committee held 12 meetings and two workshops during 2012 to discuss operational matters and to review the programmes and activities being implemented to advance the achievement of strategic goals on safety, asset portfolio-, financial-, people- and environmental management as well as stakeholder engagement. Progress in terms of these strategic targets is detailed in the letter from our Chief Executive Officer in the Integrated Report 2012 on page 19.

Prescribed officers

In terms of Section 66(10), read together with regulation 38 of the Companies Act, AngloGold Ashanti has determined that all members of the Executive Committee are prescribed officers.

The resumés of the prescribed officers are disclosed under Board and executive management in the Annual Integrated Report 2012. The remuneration of prescribed officers (which includes the three highest paid employees, other than executive directors), is reported on an individual basis in the Remuneration report as required by King III.

Audit and Corporate Governance Committee

In accordance with best practice recommendations of King III and the Sarbanes-Oxley Act of the United States, membership of this committee comprises four independent non-executive directors. The Chairman of the board is not a member of the committee. In accordance with Section 94 of the Companies Act, members of the committee were nominated and recommended for appointment by shareholders at the annual general meeting, held on 10 May 2012, to serve until the next annual general meeting; the resolutions thereof were passed with the requisite majority.

The committee held seven meetings, recording full attendance by members, and also executed four written resolutions approving the company's US GAAP financial statements and other financial matters.

Pursuant to the Companies Act, King III and best practice, the committee, amongst others:
- reviewed and approved the external auditors' fees and the integrated audit plan for the 2012 financial year;
- reviewed the performance of the external auditors and recommended their reappointment by shareholders;

- considered and pre-approved, on a quarterly basis, non-audit services provided by all external auditors to the group;

- reviewed the independence of the external audit team and audit partner and concluded that they were independent for the 2012 audit year;

- reviewed the 2011 annual reports and 2012 quarterly reports and recommended their approval by the board for publication;

- received and reviewed, on a quarterly basis, the use of the company's whistleblowing facility and advised on ways to enhance its use;

- reviewed, on a quarterly basis, submissions by management on the state of the group's financial affairs, internal control environment and auditing, and reported thereon to the board;

- perform liquidity and solvency tests in relation to dividends (quarterly), and guarantees (as necessary);

- monitored implementation of recommendations on audit findings;

- monitored the activities of the group's internal audit function and also ensured that it was sufficiently resourced to discharge its duties;

- reviewed and monitored the implementation of the combined assurance framework and an integrated audit process;

- monitored, on behalf of the board, application of the principles of King III and compliance with the requirements of the Companies Act;

- monitored developments in IFRS and US GAAP accounting standards through regular updates from management with the main objective of ensuring that the company's accounting practices complied with relevant standards;

- received quarterly briefings and updates on the roll-out of the Code of Business Principles and Ethics and matters relating to compliance. This function was transferred to the Social, Ethics and Transformation Committee;

- received and reviewed, on a quarterly basis, reports on major litigations and disputed cases so as to assess their likely outcome, their potential financial and additional impacts on the group; and

- assisted and advised management in developing a legal and regulatory framework to monitor compliance with relevant laws and regulations.

Risk and Information Integrity Committee

The Risk and Information Integrity (R&II) Committee was established to comply with the recommendations of King III and to assist the board in discharging its responsibilities relating to (i) the governance of risk; (ii) the effective and efficient management of IT resources; and (iii) the integrity of information, in order to achieve corporate objectives. A detailed report on risk management is provided in the Integrated Report and the application of the King III principles on both risk management and information technology can be found in the King III application register on the company's website at www.anglogoldashanti.com.

Membership of the committee comprises six independent directors and two executive directors – the Chief Executive Officer and the Chief Financial Officer – and is chaired by an independent director. The committee held four meetings in 2012 which were attended by all members of the committee, except for two members who were unable to attend one meeting each. Meetings of the committee are attended by the executive responsible for risk and information technology management as well as senior management in these functional areas. Other senior management also attend the committee's meetings as and when required.

During 2012, the committee reviewed, on a quarterly basis, the company's risk environment with special focus on the top risks facing the company. This enabled the committee to guide management in focusing on the risks that were most critical to the company's operations.

Preparation for the implementation of the enterprise resource planning (ERP) programme through SAP was the major activity undertaken by information technology in 2012. Roll-out of this programme began when SAP went live on 4 February 2013 at the company's South Africa operations. The main objective of the project is to remove any unacceptable high-level risk from obsolete information systems, improve the group's decision-making capability through a uniform information system throughout the organisation and support on-going organisational improvement initiatives. Its purpose is to create a new information system environment which is world class and able to support the vision of AngloGold Ashanti as a leading mining company.

Business insurance is a critical component of risk management in AngloGold Ashanti. The R&II committee assumed overall responsibility for insurance matters during 2011. It reviewed the group's insurance policies for the 2012/13 insurance year to ensure adequate cover for the company's assets and employees and, to the extent this cover was available and commercially feasible, is in place.

CORPORATE GOVERNANCE REPORT <small>continued</small>

Safety, Health and Sustainable Development Committee

The Safety, Health and Sustainable Development Committee is responsible for ensuring that the company undertakes and conducts, in compliance with company policies, its operations in an economically and socially responsible manner, pursuing sustainable business practices by conducting its business with due regard to the safety and health of its employees and other stakeholders, sustainable development, including, but not limited to the impact of its operations on the natural environment. Safety remains AngloGold Ashanti's first value and continues to be a key component of management's operational deliverables.

Membership of this committee comprises seven independent directors and the Chief Executive Officer.

The committee held five meetings during 2012 which were attended by all members except for two members who were unable to attend one meeting each. In addition to providing leadership and strategic direction in improving the management of safety, health, the environment and community relations, the committee considered and approved group and regional sustainability frameworks and strategies.

The committee furthermore reviewed strategies to improve the health and well-being of employees and their families especially in relation to HIV/AIDs and malaria. Illegal mining continued to raise concerns across the company's operations, especially in West Africa and these matters were extensively discussed with a focus on finding alternative and sustainable solutions to improve the socio-economic standards of the affected communities.

As of January 2013, this committee has been focused on safety, health and environmental issues. Community and other sustainable development matters will be dealt with by the Social, Ethics and Transformation Committee.

Transformation and Human Resources Development Committee

AngloGold Ashanti subscribes to the South African government's initiatives on social transformation and the labour localisation policies of other operational jurisdictions.

The Transformation and Human Resources Development Committee has been mandated by the board to oversee compliance with these policies and to guide their development and implementation in order to develop the skills and talents of employees group-wide, and to support the achievement of social transformation and localisation targets.

The committee's six members include five independent non-executive directors and the Chief Executive Officer. Only one member was unable to attend one of the four meetings held by the committee in 2012.

The work of this committee in relation to transformation matters has been absorbed by the Social, Ethics and Transformation Committee with effect from 1 January 2013, and the human resource matters have been incorporated into the Remuneration Committee. This committee, therefore, ceased to exist with effect from that date.

Remuneration Committee

The purpose of the committee is to discharge the responsibilities of the board relating to all compensation, including equity compensation of the company's executives. The committee establishes and administers the company's executive remuneration with the broad objective of aligning executive remuneration with company performance and shareholder interests, setting remuneration standards aimed at attracting, retaining and motivating the executive team, linking individual pay with operational and company performance in relation to strategic objectives; and evaluating compensation of executives including approval of salary, equity and incentive-based awards. The committee also considers and makes recommendations to shareholders on non-executive directors' fees.

Membership of the committee consists of only independent non-executive directors, including the Chairman of the board. Michael Kirkwood was appointed as a member of the Remuneration Committee with effect from 1 October 2012.

The performance of the executive team, including the executive directors, is considered relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key performance objectives. Bonuses paid to the executives are a reflection of performance of each of the executives and the company as a whole.

Details of the company's remuneration policy and other relevant matters are disclosed in the Remuneration Report in this report.

During the year under review, the committee held four scheduled meetings and two special meetings. The Chief Executive Officer, Chief Financial Officer, Executive Vice President: People and Organisational Development are invited to the committee's meetings. External remuneration advisors support the committee in its decision-making regarding remuneration issues by providing members with trends on executive remuneration, both locally and internationally. The committee has also retained GRS/Mercer to conduct, an executive and non-executive bespoke salary survey, advising on salary benchmarking annually.

In addition to routine activities of the committee relating to the review of and approval of executive management remuneration, consideration of non-executive directors' fees and making recommendations to shareholders. The committee also undertook the following activities during 2012:

- a review of executive terms and conditions with a focus on retention;
- a review of global governance requirements including the King III (SA), Dodd-Frank (USA), Australian and UK legislative changes in relation to remuneration committee requirements and voting;
- through its chairman and members of the executive team, the committee actively engaged a number of shareholders on the company's remuneration practices leading to amendments, with a focus on executive retention; and
- reviewed and made recommendations to shareholders for approval to amend certain aspects of the company's incentive scheme with a view to improving the competitiveness of executive remuneration.

Following the resignation in January 2013 of Mark Cutifani as Chief Executive Officer of the company, the committee actively engaged and extensively deliberated and put in place remuneration packages for Tony O'Neill and Srinivasan Venkatakrishnan, who were appointed as interim joint Chief Executive Officers while a search is conducted for a new Chief Executive Officer.

Social, Ethics and Transformation Committee

The board established the Social, Ethics and Transformation Committee, in accordance with Section 74(4) and Regulation 43 of the South African Companies Act 71 of 2008, effective 30 April 2012.

The purpose of the committee is to assist the board in discharging its responsibilities relating to:

(i) the functions of a Social and Ethics Committee as contemplated by the Companies Act;

(ii) sustainable development matters; and

(iii) transformation and localisation matters.

The committee held its first meeting on 5 November 2012 which was attended by all members. Members deliberated mainly on administrative and other issues pertinent to the smooth running of the committee.

Members of the committee comprise six non-executive directors and the Chief Executive Officer. The Executive Vice President – Social and Sustainable Development, Executive Vice President – People and Organisational Development, the Group General Counsel and Company Secretary, and other members of senior management are permanent invitees to the committee's meeting.

Nominations Committee

The main mandate of the committee is to assist the board, in consultation with the Chairman of the board and Chief Executive Officer, in identifying suitable candidates for appointment to the board. Membership of the committee comprises all ten non-executive independent directors on the board.

During the year under review the Nominations Committee met three times and assisted the board in executing processes leading to the appointment of two new independent directors. The committee also reviewed the outcome of the 2011 performance evaluation of the board and provided insight for the implementation of an action plan that was put in place to address concerns resulting from the evaluations.

Investment Committee

The objective of the committee is to assess individual capital projects, ensuring that investments, divestments and financing proposals are aligned with AngloGold Ashanti's objectives.

Membership of the committee comprises seven independent directors and the two executive directors. The committee held four meetings in 2012.

The committee deliberated on matters pertaining to the company's strategic plans as these relate to the management of its asset portfolio. It debated several investment proposals, made recommendations to the board and monitored the execution of approved projects to ensure these complied with project specifications.

During 2012, the committee also reviewed and recommended for approval by the board the execution of capital projects, including the company's participation in the Kibali project in the DRC and the Mine Life Extension project at the Cripple Creek & Victor mine in the United States. In addition several other projects were reviewed on behalf of the board.

Financial Analysis Committee

Membership of this committee as at year end comprised five independent non-executive directors. It is an ad hoc committee that assists the board in the analysis of certain defined financial matters and issues. The objectives of the committee are to undertake the analysis of possible financial strategies and the development of financial management recommendations.

The committee did not meet during 2012.

Party Political Donations Committee

During 2012, membership of this committee comprised six independent non-executive directors and the Chief Executive Officer, and was chaired by the Chairman of the board. The committee is ad hoc in nature and discharges the responsibilities delegated to it by the board in terms of the Party Political Donations policy which sets the guiding principles for the company's political contributions in the jurisdictions in which it operates.

The committee did not meet during 2012.

Board and committee meeting attendance – 2012

The current composition of the board, each committee, the number of meetings held and attendance thereof are disclosed in the table below:

Director	Board	Audcom	Remcom	R&II	Nomcom	SE&T	SHSD	THRC	Invcom
TT Mboweni	10/10	–	5/6	–	3/3	–	–	4/4	4/4
FB Arisman	10/10	7/7	6/6	3/4	3/3	–	3/5	–	4/4
M Cutifani	[3] 7/10	–	–	3/4	–	1/1	4/5	4/4	4/4
R Gasant	10/10	7/7	–	4/4	3/3	–	–	–	–
NP January-Bardill	10/10	7/7	–	–	3/3	1/1	5/5	4/4	–
MJ Kirkwood [1]	5/6	–	2/2	–	1/1	1/1	–	–	1/1
WA Nairn	10/10	–	6/6	4/4	3/3	1/1	5/5	4/4	4/4
Prof LW Nkuhlu	8/10	7/7	6/6	4/4	3/3	1/1	5/5	–	4/4
F Ohene-Kena	5/10	–	–	–	2/3	–	4/5	3/4	–
SM Pityana	10/10	–	5/6	4/4	3/3	1/1	5/5	4/4	4/4
RJ Ruston [2]	10/10	–	–	2/2	3/3	1/1	3/3	–	2/2
S Venkatakrishnan	10/10	–	–	4/4	–	–	–	–	4/4

[1] Appointed to the board and Nomcom on 1 June 2012 and Remcom and Invcom on 1 October 2012.

[2] Appointed to the board and Nomcom on 1 January 2012 and R&II, SHSD and Invcom on 1 June 2012.

[3] M Cutifani was recused from attending two board meetings convened to discuss special matters relating to the chief executive officer and one other meeting, which he was unable to attend owing to an important industry meeting.

Key

Audcom:	Audit and Corporate Governance Committee
Remcom:	Remuneration Committee
R&II:	Risk and Information Integrity Committee
Nomcom:	Nominations Committee
SHSD:	Safety, Health and Sustainable Development Committee
SE&T:	Social, Ethics and Transformation Committee
THRC:	Transformation and Human Resources Development Committee
Invcom:	Investment Committee

Directorate and committee changes post year-end

Name of director	Type of change	Effective date of change
Mark Cutifani	Announcement of resignation as Chief Executive Officer	31 March 2013
Tony O'Neill	Appointed executive director	20 February 2013
Srinivasan Venkatakrishnan	Appointed Joint Acting Chief Executive Officer	1 April 2013
Tony O'Neill	Appointed Joint Acting Chief Executive Officer	1 April 2013
Michael Kirkwood	Appointed chairman of the Remuneration Committee	1 April 2013
Michael Kirkwood	Appointed a member of the Audit and Corporate Governance Committee	1 April 2013
Prof Wiseman Nkuhlu	Resignation from the Investment Committee	1 April 2013

CHIEF FINANCIAL OFFICER

Srinivasan Venkatakrishnan, an executive director, is the Chief Financial Officer. At its meeting held on 14 February 2012, the Audit and Corporate Governance Committee, as required by the JSE Listings Requirements, considered and expressed its satisfaction at the level of expertise and experience of Srinivasan Venkatakrishnan as Chief Financial Officer of AngloGold Ashanti.

The committee concluded that, he, together with other members of the financial management team, had effectively and efficiently managed the group's financial affairs during the period under review as detailed in the Chief Financial Officer's report on page 8.

COMPANY SECRETARY

The company secretary, Maria Sanz Perez, was appointed with effect from 1 September 2012 to replace Lynda Eatwell who retired from the company with effect from 31 August 2012. The company secretary is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the effective discharge of their duties and responsibilities. The board and individual members have access to the services and advice of the company secretary. She advises the board and individual directors on their fiduciary duties and on corporate governance requirements.

Being the group's General Counsel responsible for legal and regulatory compliance functions, Maria is also a resource on general legal matters and regulatory compliance and advises the board on related matters. She is also a member of the Executive Committee.

In line with the JSE Listings Requirements, the board carried out an evaluation of the qualifications, competence and experience of the company secretary in February 2013. Having reviewed relevant documentation and taken into account individual directors' assessment of the company secretary, the board was of the view that Maria Sanz Perez possessed the necessary qualifications to occupy the position.

The board was also satisfied that she had discharged her duties with diligence and competence and that she had provided the necessary support to the board as a whole and to individual directors and ensured that the necessary structures and processes are in place for the board to fulfil its mandate.

In order to assess her qualifications and competence, the board reviewed her curriculum vitae and career achievements, and established that Maria Sanz Perez is a qualified lawyer with several years of legal and company secretarial experience. The board therefore declared her duly qualified to serve as company secretary. Maria's qualifications and experience can be viewed in the section Board and Executive Management and directors in the Annual Integrated Report.

The board also confirmed that the company secretary is not a director of the company and maintains an arm's length relationship with the board.

LEGAL, ETHICAL AND REGULATORY COMPLIANCE

The group's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable business, Group Compliance plays an essential role in coordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

During 2012, Group Compliance undertook activities that contributed to the enhancement of the company's governance. Key among these activities were:

- the continued roll-out of awareness training on the Code of Business Principles and Ethics (Our Code);
- the company adopted a compliance management framework which was approved by the board and provided guidance to the operations on the implementation of the framework;
- the roll-out of anti-bribery and anti-corruption training;
- the issue of a global communication on International Anti-Corruption Day in December emphasising the group's

CORPORATE GOVERNANCE REPORT continued

zero tolerance of bribery and corruption and re-affirming its commitment to the tenth principle of the UN Global Compact in working against all forms of corruption, including extortion and bribery;

- revised and issued new policies and procedures, including a new anti-bribery and anti-corruption policy and a new facilitation and extortion payments policy;

- further automation of the group's gifts, hospitality and sponsorships registers;

- automation of the group's conflicts of interests registers;

- further efforts to track compliance with laws, regulations, standards and contractual obligations (at the country and group levels); and

- further assessment of compliance risk in the group.

South African Employment Equity Act of 1998

In compliance with Section 21 of the Employment Equity Act 55 of 1998, the company is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A report was filed with the Department of Labour on 19 December 2012, covering the period 1 August 2011 to 31 July 2012. A copy of the report is available on the AngloGold Ashanti website, www.anglogoldashanti.com/sustainability, in the section entitled, Other public reports.

VALUES AND ETHICS

King III enjoins the board to provide ethical leadership to the company. Our Code is the defining document which explains AngloGold Ashanti's values and ethics. The board and management recognise the enduring importance of ethical behaviour by all employees, directors and related parties at all times as the company strives to generate competitive shareholder returns and create value for the benefit of all stakeholders.

Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, use of company assets, privacy and confidentiality, disclosures and insider trading.

Roll-out of Our Code, which began soon after its launch in November 2010, continued during 2012. A top-down approach to training was adopted – beginning with management and progressing to other levels in the organisation. The board and executive management, from time to time, support activities targeted at embedding ethical employee behaviour, including hosting roundtable panel discussions on aspects of Our Code. Our Code, and translations are available on www.anglogoldashanti.com, the intranet and in hard copy.

An online training platform was launched in September 2012 for all employees with access to computers (approximately 12,000 people). Training is available in four languages and has allowed an accelerated programme for training on Our Code and also on anti-bribery and anti-corruption. A further suite of online training courses will be rolled out during 2013.

A DVD was released at the end of December 2012 and distributed in eight languages to all regions for roll out during 2013, to employees that do not have access to computers.

AngloGold Ashanti holds all employees, directors and officers accountable for complying with Our Code and policies in addition to applicable laws, regulations, standards and contractual obligations in the countries in which AngloGold Ashanti does business. If employees, directors and officers do not understand any aspect of Our Code it is their responsibility to ask for clarification. They can do this by speaking to their line manager, the legal department, human resources or Group Compliance. Failure to live up to Our Code may result in disciplinary action being taken, up to and including dismissal. More serious transgressions may also result in fines, jail sentences and other sanctions including suspension of the right to operate.

Employees, directors and officers who become aware of a situation in which they believe Our Code is being violated are urged to communicate the concern to their line manager, the legal department, human resources or Group Compliance. No employee, director or officer will be retaliated against for raising a concern in good faith.

The company has promoted its whistleblowing hotline, which is administered by a third party, with the use of posters at all locations. Employees, directors, officers and external parties may use the hotline, anonymously if they wish, to report concerns. All concerns are carefully investigated and, wherever possible, the results of the investigation is provided to the person raising the concern.

STAKEHOLDER ENGAGEMENT

AngloGold Ashanti's vision to become the leading mining company cannot be realised without the contribution of all stakeholders. The company has therefore adopted an inclusive approach to stakeholder engagement. Its key stakeholders include shareholders, employees, communities and governments. Numerous stakeholder engagement activities took place during 2012 and are detailed under Community relations on page 32 of the Sustainability Report.



FINANCIAL
STATEMENTS

THIS SECTION DETAILS THE AUDITED
CONSOLIDATED GROUP AND COMPANY
RESULTS FOR THE 2012 FINANCIAL
YEAR, AS WELL AS THE DIRECTORS' AND
REMUNERATION REPORTS.

DIRECTORS' APPROVAL

In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, the annual financial statements for the year ended 31 December 2012 were approved by the board of directors on 19 March 2013 and are signed on its behalf by:

Directors

TT Mboweni, Chairman

M Cutifani, Chief Executive Officer

S Venkatakrishnan, Chief Financial Officer

LW Nkuhlu (Prof), Chairman, Audit and Corporate Governance Committee

SECRETARY'S CERTIFICATE

In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, I certify that the company has lodged with the Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Act, and that all such returns and notices are true, correct and up-to-date.

ME Sanz Perez

Company Secretary

Johannesburg

19 March 2013

AFFIRMATION OF FINANCIAL STATEMENTS

In accordance with Section 29(1)(e)(ii) of the Companies Act, No. 71 of 2008, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06, for the year ended 31 December 2012, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found under Independent auditor's report, on page 67.

The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Mark Cutifani, the group's Chief Executive Officer and Srinivasan Venkatakrishnan, the group's Chief Financial Officer.

DIRECTORS' REPORT

For the year ended 31 December

Nature of business

AngloGold Ashanti conducts mining operations in Africa, North and South America and Australia, and undertakes exploration activities in some of these jurisdictions and in other parts of the world. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold. At certain of its operations, AngloGold Ashanti produces uranium, silver and sulphuric acid as by-products in the course of producing gold.

A review of the unaudited performance of the various operations is available in the operational profiles on AngloGold Ashanti's annual report website www.aga-reports.com.

Shareholders holding 10% or more of AngloGold Ashanti's issued share capital

As at 31 December 2012, there were no shareholders holding 10% or more of the company's issued share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti ADR programme.

Share capital

Authorised

The authorised share capital of AngloGold Ashanti as at 31 December 2012 was made up as follows:

	SA rands
• 600,000,000 ordinary shares of 25 South African cents each	150,000,000
• 4,280,000 E ordinary shares of 25 South African cents each	1,070,000
• 2,000,000 A redeemable preference shares of 50 South African cents each	1,000,000
• 5,000,000 B redeemable preference shares of 1 South African cent each	50,000

The following are the movements in the issued and unissued share capital from 1 January 2012 to 28 February 2013:

Issued

Ordinary shares	Number of shares	Value SA rands	Number of shares	Value SA rands
	2012		**2011**	
At 1 January	382,242,343	95,560,586	381,204,080	95,301,020
Issued during year:				
Conversion of E ordinary shares				
– Bokamoso ESOP	84,446	21,112	60,695	15,174
– Izingwe	48,532	12,133	39,052	9,763
BEE transaction (as approved by shareholders on 11 May 2011) Bokamoso ESOP	–	–	48,923	12,231
Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	945,641	236,410	889,593	222,398
At 31 December [1]	383,320,962	95,830,241	382,242,343	95,560,586
Issued subsequent to year-end				
– Exercise of options by participants in the AngloGold Ashanti Share Incentive Scheme	123,048	30,762		
– Bokamoso ESOP on conversion of E ordinary shares	819	205		
At 28 February 2013	383,444,829	95,861,208		

[1] Share capital of $16m (2011: $16m), is translated at historical rates of exchange at the reporting dates. Refer to group note 25.

Share capital (continued)

E ordinary shares

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, the BEE transaction).

	Number of shares	Value SA rands	Number of shares	Value SA rands
	2012		**2011**	
At 1 January	2,582,962	645,741	2,806,126	701,532
Reinstated	–	–	1,329,164	332,291
Cancelled in exchange for ordinary shares in terms of the cancellation formula:				
– Bokamoso ESOP	(615,210)	(153,803)	(922,328)	(230,582)
– Izingwe	(350,000)	(87,500)	(630,000)	(157,500)
At 31 December	1,617,752	404,438	2,582,962	645,741
Cancelled subsequent to year-end				
Cancelled and exchanged for ordinary shares issued in terms of the cancellation formula:				
– Bokamoso ESOP	(5,234)	(1,309)		
At 28 February 2013	1,612,518	403,129		

Share capital is translated at historical rates of exchange at the reporting dates. Refer to group note 25.

In terms of the original authority granted by shareholders in 2006, E ordinary shares, on vesting, are cancelled in exchange for ordinary shares in accordance with the cancellation formula.

However, in November 2011, in addition to reinstating the cancelled E ordinary shares, shareholders approved an amendment to the cancellation formula through the resetting of the strike price. Participants in the ESOP and Izingwe are now guaranteed a minimum conversion price of R40 per E ordinary share with a maximum of R90 per E ordinary share for the ESOP and R70 per E ordinary share for Izingwe from a base price of R320 and R330 per share, respectively.

E ordinary shareholders are entitled to vote at all shareholder meetings, but do not hold veto rights.

Dividends payable on E ordinary shares are equivalent to 50% of dividends payable to ordinary shareholders.

E ordinary shares, on vesting, are exchanged for ordinary shares and cancelled and may not be re-issued. Therefore, they do not form part of the unissued share capital of the company.

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

Further details of the authorised and issued shares, as well as the share premium, are given in note 25 to the group's financial statements.

Unissued

	Number of ordinary shares	
	2012	**2011**
At 1 January	217,757,657	218,795,920
Authorised during the year	–	–
Issued during the year	(1,078,619)	(1,038,263)
At 31 December	216,679,038	217,757,657
Issues subsequent to year-end	(123,867)	
At 28 February 2013	216,555,171	

Ordinary shares under the control of the directors

Pursuant to the authority granted by shareholders at the annual general meeting held on 10 May 2012, 5% of the shares in issue, from time to time, are placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. At 31 December 2012, the total number of shares placed under the control of the directors was 19,166,048. No shares were issued during 2012 by the directors in terms of this authority, which will expire at the close of the next annual general meeting, unless renewed.

Shareholders will therefore be asked at the annual general meeting to be held on 13 May 2013, to renew this authority by placing 5% of the number of shares in issue, from time to time, under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the annual general meeting to be held on 13 May 2013.

Shareholders will also be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital for certain specific housekeeping reasons.

Depositary interests

American Depositary Shares

At 31 December 2012, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York Stock Exchange (NYSE), 153,711,993 (2011: 164,886,294), American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 28 February 2013, there were 150,951,640 ADSs in issue and listed on the NYSE.

CHESS Depositary Interests

At 31 December 2012, the company had in issue, through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 89,780,845 (2011: 90,452,100) CHESS Depositary Interests (CDI). The number of CDIs remained unchanged at 28 February 2013. Every five CDIs is equivalent to one AngloGold Ashanti ordinary share and carries the right to one vote.

Ghanaian Depositary Shares

At 31 December 2012, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE), 16,551,255 Ghanaian Depositary Shares (GhDSs) (2011: 16,610,500). The register remained unchanged as at 28 February 2013. Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

DIRECTORS' REPORT continued

For the year ended 31 December

Share capital (continued)

CREST Depositary Interests

To facilitate trading on the London Stock Exchange (LSE) and settlement in CREST, AngloGold Ashanti has established a Depositary Interest (DI) facility which is administered by Computershare Investor Services Plc. The DI facility became effective on 17 September 2012, via a change of trading platform. Shareholders wishing to trade their AngloGold Ashanti shares on the London Stock Exchange will be able to do so by converting their ordinary shares into dematerialised DIs on a one-for-one basis. At 31 December 2012, a total of 19,364 DIs had been issued in exchange for ordinary shares and were listed on the LSE. At 28 February 2013, there were 162,160 DIs in issue.

AngloGold Share Incentive Scheme

AngloGold Ashanti operates a share incentive scheme through which executive directors, members of the executive committee and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the group, support its continued growth, and to promote the retention of such employees.

Non-executive directors are not eligible to participate in the share incentive scheme.

Following a change in Schedule 14 of the JSE Listings Requirements (Share Incentive Schemes) on 15 October 2008 the maximum number of shares attributable to the scheme was changed from 2.75% of issued share capital from time to time to a fixed figure of 17,000,000. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the shares attributable to the scheme, being 850,000 ordinary shares in aggregate.

Also as a result of the change to the JSE Listings Requirements, as aforementioned, the recycling of options/awards that have vested and which have been delivered, and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued in terms of the share incentive scheme, as a result of this rule change:

Details	Options/Awards
Total number of options/awards attributable to the scheme at 31 December 2012	17,000,000
Less:	
– Total number of options/awards granted and outstanding at 31 December 2012	(4,580,329)
– Total number of options/awards exercised:	
– During the period 15 October to 31 December 2008	(101,013)
– During the period 1 January to 31 December 2009	(1,131,916)
– During the period 1 January to 31 December 2010	(823,411)
– During the period 1 January to 31 December 2011	(889,593)
– During the period 1 January to 31 December 2012	(945,641)
Total options/awards available but unissued at 31 December 2012	**8,528,097**

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the "AngloGold Share Incentive Scheme" or "Share Incentive Scheme".

Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.

The type and vesting criteria of the options or awards granted are:

Performance-related options

The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 when it was agreed that no further performance-related options would be granted. Performance-related options granted will terminate on 1 November 2014, being the date on which the last options granted hereunder may be exercised or they will expire.

Bonus Share Plan (BSP)

The granting of awards in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening of the vesting period. Executive directors, executives and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at "nil" cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant remains in the employ of the company at the date of vesting unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date. In respect of awards granted in 2008 and thereafter, the vesting period has been shortened to two years, with 40% of awards granted vesting in year one and 60% in year two from the date of grant or, in the event that a participant exercises his awards in year three, then 120% of awards granted will be available to such participant.

The following changes were approved at the extraordinary general meeting of shareholders on 11 March 2013. The 20% uplift for the retention of shares for 36 months will fall away and will now be added to the initial 100% resulting in an allocation of 120% share matching for all management. The Executive Committee members will receive an increased allocation from 120% to 150%. The vesting period has therefore been shortened to two years with 50% vesting 12 months after the date of issue and the remaining 50% vesting 24 months after the date of issue.

Long-Term Incentive Plan (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest three years from the date of grant, to the extent that the set company performance targets, under which the awards were made, are met, and provided that the participant remains in the employ of the company at the date of vesting, unless an event, such as death, retirement or redundancy occurs, which may result in an earlier vesting date.

The Remuneration Committee (Remco) has approved a new retention bonus scheme comprising both cash (40% of 2013 total base pay) and shares (60% of base pay) which was implemented on 1 March 2013 for Executive Committee members. This will be implemented over the short term to support a strategy of retaining the top management for a minimum period of 18 months to ensure delivery on key business imperatives while a new Chief Executive Officer is identified and inducted. The share award will be a performance-based share (LTIP) granted in March 2013. Subject to the performance conditions, these shares will vest at the end of August 2014. In line with the LTIP vesting, the cash portion will be delivered at the end of August 2014, based on the achievement of the performance conditions.

The allocation to the Chief Financial Officer will be 80% cash and 60% shares.

DIRECTORS' REPORT continued

For the year ended 31 December

AngloGold Share Incentive Scheme (continued)

Options and awards

In accordance with the JSE Listings Requirements and the rules of the AngloGold Share Incentive Scheme, the changes in options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period 1 January 2012 to 28 February 2013 are disclosed below:

	Performance related	Bonus share plan [1]	Long-term incentive plan [1]	Total share incentive scheme
At 1 January 2012	171,144	1,825,378	1,982,060	3,978,582
Movement during year				
– Granted	–	993,146	983,554	1,976,700
– Exercised	(47,107)	(558,042)	(340,492)	(945,641)
– Lapsed – terminations	(31,070)	(104,026)	(294,216)	(429,312)
At 31 December 2012	**92,967**	**2,156,456**	**2,330,906**	**4,580,329**
Average exercise/issue price per share outstanding	220.09	317.88	316.28	315.08
Subsequent to year-end				
– Granted	–	61,436	–	61,436
– Exercised	(370)	(97,027)	(25,651)	(123,048)
– Lapsed – terminations	–	(10,493)	(323,203)	(333,696)
At 28 February 2013	92,597	2,110,372	1,982,052	4,185,021

[1] BSP and LTIP awards are granted at nil cost to participants.

Total shares issued on the exercise of options and awards from the inception of the scheme:

	Total number of shares issued
At 1 January 2012	7,813,424
– Exercised 2012	945,641
At 31 December 2012	**8,759,065**
Subsequent to year-end	
– Exercised February 2013	123,048
At 28 February 2013	**8,882,113**

Dividend policy

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. Dividends are recognised when declared by the board of directors. During the third quarter of 2011, the company changed its timing of dividend payments to quarterly, rather than half-yearly. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008, the amount of reserves available for a dividend based on the going-concern assessment, and restrictions placed by the conditions of the convertible bonds, other debt facilities, protection of the investment grade credit rating and other factors.

Dividends declared since 1 January 2012:

	Final dividend Number 112	Interim dividend Number 113	Interim dividend Number 114	Interim dividend Number 115
Ordinary shares				
Declaration date	14 February 2012	8 May 2012	3 August 2012	6 November 2012
Amount paid per ordinary share				
– South African currency (cents)	200	100	100	50
– United Kingdom currency (pence)	16.776	7.638	7.611	3.503
– Ghanaian currency (cedis)	45.100	22.290	23.580	10.585
Amount per CDI [1] – Australian currency (cents)	4.972	2.452	2.306	1.077
Amount per GhDS [2] – Ghanaian currency (cedis)	0.451000	0.222900	0.235800	0.105850
Amount per ADS [3]				
– United States currency (cents)	26.40	11.81	12.10	5.76
E ordinary share				
South African currency (cents) per share	100	50	50	25

[1] Each CDI (CHESS Depositary Interest) is equal to one-fifth of one ordinary share.

[2] Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share.

[3] Each ADS (American Depositary Share) is equal to one ordinary share.

DIRECTORS' REPORT continued

Dividend policy (continued)

Withholding tax

On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.

This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti's South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the quantum of dividends or other distributions received by AngloGold Ashanti shareholders, subject to certain exceptions.

Dematerialised shareholders on the South African share register will receive payment of their dividends electronically, as provided for by STRATE. Certificated shareholders, who have elected to receive their dividends electronically, will be paid via the company's electronic funds transmission service. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.

Borrowings

The company's borrowing powers are unlimited pursuant to the company's memorandum of incorporation. As at 31 December 2012, the group's gross borrowings (including the mandatory convertible bonds) totalled $3,583m (2011: $2,488m).

Significant events during the year under review and subsequent to year-end

Moody's upgrade of AngloGold Ashanti's ratings: On 15 March 2012, AngloGold Ashanti acknowledged that Moody's Investors Service upgraded the issuer rating of AngloGold Ashanti Limited to Baa2.

Appointment to the board of directors: On 9 December 2011, AngloGold Ashanti announced the appointment of Rodney John Ruston to its board of directors, with effect from 1 January 2012 and on 17 May 2012, AngloGold Ashanti announced the appointment of Michael James Kirkwood to its board of directors, with effect from 1 June 2012.

AngloGold Ashanti acquires Kinross's 50% stake in Serra Grande: On 29 May 2012, AngloGold Ashanti, which held, through a subsidiary, a 50% interest in the Serra Grande mine in Brazil, agreed to acquire the remaining 50% stake in the mine from Kinross Gold Corporation for $220m in cash. The transaction which was funded from existing cash reserves and debt facilities, closed on 28 June 2012.

AngloGold Ashanti acquired First Uranium: On 20 July 2012, AngloGold Ashanti acquired First Uranium (Pty) Limited, the owner of Mine Waste Solutions in South Africa, for a cash consideration of $335m.

AngloGold Ashanti signed a new $1bn RCF: On 23 July 2012, AngloGold Ashanti signed a new $1.0bn, five-year unsecured revolving credit facility (RCF) maturing in July 2017 with a banking syndicate to replace the existing four-year, $1.0bn unsecured RCF maturing in April 2014.

AngloGold Ashanti announced the pricing of a bond offering: On 25 July 2012, AngloGold Ashanti announced the pricing of an offering of $750m aggregate principal amount of 5.125% notes due 2022 to be issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of the company, at an issue price of 99.398%.

AngloGold Ashanti announces change of company secretary: On 14 August 2012, AngloGold Ashanti announced the appointment of Maria Esperanza Sanz Perez, Group General Counsel, as company secretary with effect from 1 September 2012 following the retirement of Lynda Eatwell from the company.

Unprotected strike: On 1 October 2012, AngloGold Ashanti announced that its mines in South Africa remained at a standstill as a result of the unprotected strike which began on 20 September 2012 at the Kopanang operation and spread to the remaining five operations on 25 September 2012. On 24 October 2012, AngloGold Ashanti announced that the unprotected strike at its Vaal River region had come to an end. On 2 November 2012, AngloGold Ashanti announced that employees at the Mponeng and TauTona mines did not resumed work due to illegal sit-ins. On 14 November 2012, following another sit-in, AngloGold Ashanti announced that normal operations resumed at its Mponeng mine following successful engagement with employee and trade union representatives.

AngloGold Ashanti announces termination of contract with an underground development contractor: On 13 October 2012, AngloGold Ashanti announced its decision to terminate its relationship with Mining and Building Contractors Ltd, the underground development contractor at the company's Obuasi mine in Ghana.

Listing of senior unsecured fixed rate notes and floating rate notes: AngloGold Ashanti announced on 16 October 2012, that the JSE Limited granted the company the listing of its ANG01 senior unsecured fixed rate notes and ANG02 senior unsecured floating rate notes under its R10bn DMTNP dated 29 June 2012.

AngloGold Ashanti announces an increased Mineral Resource estimate for Tropicana: On 4 December 2012, AngloGold Ashanti announced that the Mineral Resource estimate for the Tropicana Gold Project had increased by a further 1.48Moz to 7.89Moz of contained gold. The increase was the result of drilling completed in 2012 and greater confidence in the viability of a larger pit at Havana.

AngloGold Ashanti maintains its investment grade rating: On 10 December 2012, AngloGold Ashanti announced that, following an extensive review, Standard & Poor's had affirmed the investment grade rating, with a negative outlook, on the company's publicly traded debt.

Subsequent to year-end

AngloGold Ashanti announces the resignation of its Chief Executive Officer: On 8 January 2013, the board of AngloGold Ashanti announced the resignation of the Chief Executive Officer, Mark Cutifani, with effect from 1 April 2013. The board further announced the appointment of the current Chief Financial Officer, Srinivasan Venkatakrishnan and Executive Vice President: Business & Technical Development, Anthony O'Neill as joint interim Chief Executive Officers with Srinivasan Venkatakrishnan responsible for all finance and corporate functions and Anthony O'Neill responsible for all operations, projects (including the company's enterprise resource planning programme and procurement) and technical functions. Tony O'Neill was appointed an executive director on 20 February 2013.

Material change

There has been no material change in the financial results or trading position of the AngloGold Ashanti group since the publication of its results for the year ended 31 December 2012 on 20 February 2013. These results were audited by Ernst & Young Inc. who issued an unqualified audit report on 19 March 2013.

Material resolutions

Details of special resolutions and other resolutions of a significant nature passed by the company during the year under review, requiring disclosure in terms of the JSE Listings Requirements, are as follows:

Number of resolution		Effective date
	Passed at the annual general meeting held on 10 May 2012:	
AngloGold Ashanti Limited	Approval for the company or any of its subsidiaries to acquire ordinary shares issued by the company.	10 May 2012

DIRECTORS' REPORT continued

For the year ended 31 December

Annual general meetings

At the 68th annual general meeting held on Thursday, 10 May 2012, shareholders passed resolutions relating to the:

- re-appointment of Ernst & Young Inc. as auditors of the company;
- election of NP January-Bardill as a director;
- election of RJ Ruston as a director;
- re-election of WA Nairn as a director;
- re-election of Prof LW Nkuhlu as a director;
- appointment of Prof LW Nkuhlu as a member of the Audit and Corporate Governance Committee of the company;
- appointment of FB Arisman as a member of the Audit and Corporate Governance Committee of the company;
- appointment of R Gasant as a member of the Audit and Corporate Governance Committee of the company;
- appointment of NP January-Bardill as a member of the Audit and Corporate Governance Committee of the company;
- renewal of the general authority placing 5% of the number of ordinary shares of the company in issue from time to time under the control of the directors;
- granting of a general authority to directors to issue for cash those ordinary shares which the directors are authorised to allot and issue, subject to certain limitations of the Listings Requirements of the JSE;
- advisory endorsement of the AngloGold Ashanti remuneration policy and notice of 2012 LTIP awards;
- increase in non-executive directors' remuneration for their service as directors;
- approved as a special resolution, increase in non-executive directors' fees for board and statutory committee meetings; and
- approved, as a special resolution, acquisition of the company and its subsidiaries ordinary shares issued by the company.

Notice of the 69th annual general meeting to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg at 11:00 (South African time) on 13 May 2013, will be printed as a separate document and distributed to shareholders in accordance with the Companies Act No. 71 of 2008.

Directorate and secretary

The following changes to the board of directors took place during the period from 1 January 2012 to 31 December 2012 and subsequent to year-end.

Executive directors

There were no changes to the executive directors during the year under review. Subsequent to year end, the board of AngloGold Ashanti announced the resignation of Chief Executive Officer, Mark Cutifani, effective 1 April 2013. The board further announced the appointment of current Chief Financial Officer, Srinivasan Venkatakrishnan, and Executive Vice President: Business & Technical Development, Anthony O'Neill, as joint interim Chief Executive Officers until a successor to Mark Cutifani is appointed.

On 18 February 2013, the board announced the appointment of Anthony O'Neill as an executive director of the company with effect from 20 February 2013.

Non-executive directors

Rodney Ruston and Michael Kirkwood were appointed to the board with effect from 1 January 2012 and 1 June 2012 respectively. Rodney Ruston offered himself and was elected as a director by shareholders at the Annual General Meeting held on 10 May 2012. Michael Kirkwood will retire at the annual general meeting and will offer himself for election by shareholders at the annual general meeting to be held on 13 May 2013.

The directors retiring by rotation at the forthcoming annual general meeting in terms of the Memorandum of Incorporation are Bill Nairn, Ferdinand Ohene-Kena, Frank Arisman and Srinivasan Venkatakrishnan. Bill Nairn, Ferdinand Ohene-Kena and Frank Arisman will not offer themselves for re-election.

The names and biographies of the directors of the company are listed in the Annual Integrated Report.

Company Secretary

Lynda Eatwell retired as Company Secretary on 31 August 2012 and Maria Sanz Perez was appointed as Company Secretary with effect from 1 September 2012. The name, business and postal address of the Company Secretary are set out on the Administrative information page of this report.

Directors' and prescribed officers' interests in AngloGold Ashanti shares

The interests of directors, prescribed officers and their associates in the ordinary shares of the company at 31 December, which did not individually exceed 1% of the company's issued ordinary share capital, were:

| | 31 December 2012 Beneficial holding | | 31 December 2011 Beneficial holding | |
	Direct	Indirect	Direct	Indirect
Non-executive directors				
FB Arisman	–	4,984	–	4,984
LW Nkuhlu	–	800	–	800
Total	–	5,784	–	5,784
Executive directors				
M Cutifani	61,692	–	10,000	–
S Venkatakrishnan	52,508	–	10,351	–
Total	114,200	–	20,351	–
Prescribed officers				
AM O'Neill	–	7,000	–	7,000
CE Carter	25,078	–	7,037	–
Total	25,078	7,000	7,037	7,000
Grand total	139,278	12,784	27,388	12,784

SM Pityana, non-executive director of AngloGold Ashanti, has an indirect beneficial holding in the company given that he is a Trustee and beneficiary of a trust which holds a 44% interest in Izingwe Holdings, the company's BEE partner. As at 31 December 2012, Izingwe Holdings held 700,000 E ordinary shares in the issued capital of the company (31 December 2011: 1,050,000 E ordinary shares). This holding is unchanged at the date of this report.

DIRECTORS' REPORT continued

For the year ended 31 December

Changes in directors' and prescribed officers' interests in AngloGold Ashanti shares

	Date of transaction	Type of transaction	Number of shares	Direct/indirect beneficial holding
Non-executive director				
LW Nkuhlu	22 February 2013	On-market purchase of AngloGold Ashanti ordinary shares	2,200	Indirect
Executive directors				
S Venkatakrishnan	27 February 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	3,429	Direct
M Cutifani	1 March 2013	On market sale of shares	35,580	Direct
	1 March 2013	On market purchase of shares	53,014	Direct
Company Secretary				
ME Sanz Perez	1 March 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,135	Direct
Prescribed officers				
GJ Ehm	22 February 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,256	Direct
MP O'Hare	27 February 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	927	Direct
I Boninelli	27 February 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,284	Direct
CE Carter	27 February 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,716	Direct
DC Noko	27 February 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	615	Direct
RW Largent	28 February 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,881	Direct
RN Duffy	1 March 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	1,180	Direct
MD Macfarlane	6 March 2013	On-market purchase of ordinary shares pursuant to the AngloGold Ashanti Co-Investment Plan	452	Direct

Details of service contracts of directors and prescribed officers

In accordance with Section 30(4)(e) of the Companies Act, the salient features of the service contracts of directors and prescribed officers have been disclosed in the Remuneration report.

Annual financial statements

The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2012.

The directors of AngloGold Ashanti are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of affairs of the company, in conformity with the Companies Act and in terms of the JSE Listings Requirements.

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.

In preparing the annual financial statements, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.

Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US dollars and South African rands to reporting only in US dollars. Management has concluded that the change in presentation currency will result in more reliable and relevant information than the prior position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti's operating mines use US dollars as their functional currency; the majority of AngloGold Ashanti's annual production and reserves are derived from non-South African rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African rand denominated jurisdiction; management prepare investor presentations and analysis in US dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in US dollars. The change in presentation currency has no effect on comparative information.

AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents at 31 December 2012 amounted to $892m (2011: $1,112m), and together with cash budgeted to be generated from operations in 2013 and the net incremental borrowing facilities available, are in management's view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.

Based on the results of a formal documented review of the company's system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2012, the board of directors has considered:

• information and explanations provided by line management;
• discussions held with the external auditors on the results of the year-end audit; and
• the assessment by the Audit and Corporate Governance and the Risk and Information Integrity committees.

Nothing has come to the attention of the board that caused it to believe that the company's system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2012, it is appropriate to prepare these financial statements on a going concern basis.

The directors are of the opinion that these financial statements fairly present the financial position of the company and group at 31 December 2012 and the results of their operations and cash flow information for the year then ended.

The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. Their unqualified report on these financial statements appears in the independent auditor's report.

The company will prepare a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) and this includes such financial statements in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission by no later than 30 April 2013. Copies of the annual report on Form 20-F will be made available once the filing has been made, on request, from the Bank of New York Mellon, or from the company's corporate office detailed in the section Administrative information.

Investments

Particulars of the group's principal subsidiaries and operating entities are presented on page 191.

REMUNERATION REPORT

Remuneration philosophy

The fundamental core of AngloGold Ashanti's leadership philosophy is "People are the business… Our business is people". This reflects the importance of our employees who are fundamental to the business and therefore the attraction and retention of our people through robust, sound policies and procedures is key.

A holistic remuneration approach is followed which includes guaranteed pay (comprising of base pay and benefits) and variable pay (which is separated into long term incentives and short term incentives). All elements play a key role in attracting and retaining our people. To support this philosophy we therefore:

- Align the behaviours and performance of our senior management and executives with the strategic goals of the organisation, by offering competitive incentive plans with performance goals in place that align both their and our shareholders' interests;

- Benchmark our executive remuneration against a comparator group of global and South African mining and multi-national companies. The comparator group is reviewed annually to ensure that it continues to be appropriate;

- Continue to encourage the development of our employees to meet our business needs;

- Ensure that our employees share in the success of our company; and

- Continue to ensure that the correct governance frameworks are applied to all decisions and practices around remuneration throughout AngloGold Ashanti.

Executive contracts

All members of the Executive Committee have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company's short term incentive scheme, the Bonus Share Plan (BSP), and the Long-Term Incentive Plan (LTIP).

South African executives have dual contracts which reflect the percentage of their time focused on offshore business requirements.

The executive contracts are reviewed annually and currently continue to include a change of control provision. The change of control is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti; or

- A number of shareholders holding less than 35% of the company's issued share capital consorting to gain a majority of the board and make management decisions; and

- The contracts of Executive Committee members are either terminated or their role and employment conditions are curtailed.

In the event of a change of control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change of control contract terms. The notice period applied per category of executive and the change of control periods as at 31 December 2012 were as follows:

Executive Committee member	Notice period	Change of control
Chief Executive Officer	12 months	24 months
Chief Financial Officer	9 months	9 months
Other Executive Committee members	6 months	6 months

The board in negotiation with the executive has the discretion to mutually agree the duration of the notice period, as a result:

- Following on from his resignation and appointment to Anglo American, the board mutually agreed with Mark Cutifani to reduce his notice period from 12 months to three months; and

- In negotiating conditions for the acting chief executive officers in January 2013 with both Tony O'Neill and Srinivasan Venkatakrishnan, and in exchange for a 'stay period' to end September 2013, the board agreed it would review all acting arrangements upon appointment of a new chief executive officer or in June 2013 (whichever occurred sooner) and that both Tony O'Neill and Srinivasan Venkatakrishnan would be offered the option to return to their normal positions post appointment of a new chief executive officer or have the alternative to exit the company at the end of September 2013. Their notice periods would revert back to the standard notice period after September 2013.

Remuneration policy

The remuneration policy is designed to allow us to compete in a global market where growth and scarcity of key skills remain an obstacle. The focus is therefore to attract and retain these key skills whilst recognising that cost and shareholder value are fundamental drivers of the policy delivery.

Linking pay and performance for our executives is important and by having a large portion of the executive pay defined as at risk pay we are ensuring that they are directly aligned to the overall performance of the company, the regions and the business units and have an overriding focus on safety as a large portion of their variable pay is directly linked to keeping our employees safe.

Benchmarking

Our executives and non-executives are benchmarked against a global group of competitors. AngloGold Ashanti's size and complexity as well as each individual executive's role and personal performance are reviewed annually against the benchmark group from a base pay, benefits, guaranteed pay and variable pay perspective. The 2012 bespoke benchmark survey was completed by GRS/Mercer. For the 2013 annual increases (awarded effectively January 2013) the benchmark group has been modified, following on shareholder feedback, to a slightly smaller peer group of companies (11) that are more similar to AngloGold Ashanti in size and geographic spread.

Our salary benchmarks are targeted at the market median; where there is a shortage of specialist and/or key technical skills higher than the benchmark median is paid, typically targeting the 75th percentile.

Each executive's role is individually sized to ensure the best match possible. The comparison is done on the same or similar roles irrespective of place of work (including a review of purchasing power parity between countries). As a result of most organisations not doing matching by Stratum levels, we match each of the executive roles based on their individual role descriptions, using the Mercer Survey methodology known as international position evaluation (IPE). These roles are then matched directly to the survey participant data individually by doing direct market role comparisons.

The IPE system assists in comparing the data across different company sizes and the data can be analysed to a detailed level.

Each component of remuneration (base salary, short-term incentives, long-term incentives and benefits) is analysed and compared with the benchmarks and the overall package is reviewed accordingly.

Total reward

Over the past few years, the demand for executives with mining-related skills and experience has increased. Fewer people have entered the mining industry globally which limits the talent supply. The company operates in a highly competitive market for executives and the attraction and retention of talented and experienced executives is one of the key objectives of the executive remuneration approach. AngloGold Ashanti has designed its executive remuneration programme to emphasise performance-based incentives that reward its executives for the achievement of specific annual, medium and long-term business goals.

Executives have the following components of remuneration which take into consideration the global market, internal peerage, and regional and local legislative requirements:

Base salary

The base salary forms an essential part of the remuneration mix of executives as it is the base measure to compare and to remain competitive relative to peer companies. The base salary is used as the basis to determine other elements of compensation and benefits. The base salary provides the executive with remuneration that is not 'at risk'. The following factors with regards to the executive base pay are important to note:

- Annual increases for our executives are effective 1 January each year;
- The executive base salary is targeted at the 50th percentile of the specific role as measured on the job sizing (IPE) methodology, but can vary depending on individual performance level and retention concerns; and
- The Chief Executive Officer does not make a recommendation with respect to his own salary or any other component of his overall remuneration (although he makes recommendations on the rest of the executive team).

For the year ended 31 December 2012, the following adjustments were made to annual base salaries in accordance with the Remuneration Committee's (Remco) remuneration policy and considerations in terms of market and peer alignment described above. On a whole the majority of our executives are well aligned to market on base pay but where this is not the case and there are other issues such as retention concerns, higher increases than CPI and market have been granted.

REMUNERATION REPORT continued

Total reward (continued)

Base salary (continued)

Surname	2011 Base salary [1]	2012 Base salary [1]	% Increase
I Boninelli [2]	R4,417,595	R4,748,916	7.5%
CE Carter [2]	R5,111,534	R5,494,896	7.5%
M Cutifani [2]	R12,594,410	R13,601,964	8.0%
RN Duffy [2]	R5,168,587	R6,073,104	17.5%
GJ Ehm	AUD575,796	AUD665,044	15.5%
RW Largent [3]	$663,672	$868,747	30.9%
M Macfarlane [4]	–	CAD493,784	–
D Noko [2] [4]	–	R4,500,000	–
MP O'Hare [2] [3]	R4,425,391	R5,979,812	35.1%
AM O'Neill	AUD1,287,108	AUD1,357,899	5.5%
ME Sanz Perez [2] [3]	R3,031,829	R4,085,393	34.8%
YZ Simelane [2]	R3,192,852	R3,432,324	7.5%
S Venkatakrishnan [2]	R7,562,949	R8,394,888	11.0%

[1] Represents a full year salary, irrespective of whether the executive only worked a portion of the year.

[2] South Africa-based executives have a portion of their base salary delivered through the Isle of Man; based on South African tax laws, this remains taxable in South Africa.

[3] Interim increases were approved and granted by Remco in terms of market alignment.

[4] Appointed during the course of the year.

Benefits

AngloGold Ashanti's policy is to provide, where appropriate, through third-parties additional elements of compensation listed below:

- The executives are eligible for participation in the retirement scheme applicable to the respective region. The company and the employee (in most instances) provide contributions towards retirement savings;
- AngloGold Ashanti provides medical aid assistance through either a percentage of contribution, reimbursement or company provided clinics and health care providers;
- Life Assurance is provided as a fixed amount or a multiple of base salary;
- Disability insurance which comprises an amount to partially replace lost compensation during a period of medical incapacity or disability is provided to all executives; and
- Accidental death and dismemberment cover is provided.

Short-term incentives

The short-term incentive, known as the Bonus Share Plan (BSP) is part of the variable element of the total reward package. The BSP is designed to reward the executives for the overall annual performance of the company. It consists of an annual performance-based cash incentive bonus and a matching share award (equity bonus) with deferred vesting. The vesting is over a two-year period, with 40% vesting after 12 months, 60% vesting after 24 months and an additional 20% retention award for remaining in service and holding the shares for a full 36 months.

The cash portion of the bonus may not exceed 50% of the BSP award allocated per level and the matching shares together with the cash bonus may never exceed the maximum cap per job level.

Short-term incentives (continued)

Each employee has bonus targets based on specific objectives that have to be achieved each year. Two factors are considered when determining these target bonuses for executives. The first is the company performance against a specific set of company targets set by the Remuneration Committee and the second is the individual performance of each executive. The table below summarises the target and maximum bonuses achievable as well as the split between company and individual performance weightings for the 2012 performance year:

Short-term incentives	Targeted cash bonus as a % of salary	Maximum cash bonus as a % of salary	Total* targeted award as a % of salary	Total* maximum award as a % of salary	Company performance weighting as a % of salary	Individual performance weighting as a % of salary
Chief Executive Officer	40%	80%	80%	160%	70%	30%
Chief Financial Officer	35%	70%	70%	140%	60%	40%
Executive management	30%	60%	60%	120%	60%	40%

* Including bonus shares.

The company performance portion of the cash bonus is calculated using a fixed formula on achievement against the performance criteria (see table below), which is then put forward by the Chief Executive Officer to the Remuneration Committee (and board in the case of the Chief Executive Officer).

The performance measures used in 2012 for the company performance are indicated below with the weightings for each criterion. Delivery on target will result in a 50% payment of the cash bonus. A safety multiplier is applied once the bonus score has been calculated; this can either reduce or increase the final bonus score by up to 20%. The overall maximum cap per job level will apply.

Performance measure 2012	Weighting
Adjusted headline earnings per share	25%
Gold production	25%
Total cash cost	25%
Reserve conversion	25%
Safety as an incremental driver	±20% multiplier on the base calculation

Achievement against company performance targets for the 2012 performance year was 6.44%, as compared with 80.82% in 2011 when target achievement was significantly higher.

The achievement against each performance criteria is indicated below:

Performance measure	Target	Achieved	Qualifying threshold	% Achieved	Max points achievable	Points awarded
Adjusted headline earnings per share (US cents)	305	222	85%	72.8%	20	–
Gold production (000oz)	4,470	3,944	85%	88.2%	20	4.30
Total cash costs ($/oz)	$720	$862	up to 110%	(20%)	20	–
Reserve conversion	5Moz	3.2Moz	85%	64%	20	–
Subtotal					80	4.30
Safety multiplier	9.76	7.72	80%	32.2% improvement	20%	20%
Total company performance points						5.16
Company performance percentage (points divided by subtotal (80))				6.44%		

Cash payments, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, were made when the BSP awards granted in 2009, 2010 and 2011 vested during 2012.

REMUNERATION REPORT continued

2013 changes to the BSP scheme

On reviewing the BSP scheme and after extensive engagement with shareholders and an independent remuneration consultant, the measures of the scheme have been modified to be better aligned to both employee and shareholder interests. The following changes have been approved and will apply from 2013 onwards. The previously allocated awards, structure and metrics will remain unchanged.

Matching and vesting

Currently, the vesting is over a two-year period, with 40% vesting after 12 months, 60% vesting after 24 months and an additional 20% retention award for holding the shares for a full 36 months. This has been changed to vest 50% after 12 months and 50% after 24 months. The additional 20% retention award for holding the shares for 36 months falls away, and is replaced by the matching shares being 120% as opposed to 100% (no increase on the previous design). For executives, the same principle will apply but the matching will be 150%. See example below for how this impacts for a typical executive.

Example 1: On target earnings

Measures	2012 Current	2013 New	Notes	Impact of changes
EVP cash bonus	30%	30%	Of salary	Remains unchanged
Plus BSP shares	36%	45%	% of cash bonus	9% increase
Total incentive award	**66%**	**75%**	**Of base salary**	**9% increase on target**

Example 2: Maximum earnings

Measures	2012 Current	2013 New	Notes	Impact of changes
EVP cash bonus	60%	60%	Of salary	Remains unchanged
Plus BSP shares	72%	90%	% of cash bonus	18% increase
Total incentive award	**132%**	**150%**	**Of base salary**	**18% increase on maximum**

The maximums for cash bonuses remain unaltered and the new maximums for matching shares are indicated below:

Short term incentives	Targeted cash bonus as a % of salary	Maximum cash bonus as a % of salary	Total* targeted award as a % of salary	Total* maximum award as a % of salary	Company performance weighting as a % of salary	Individual performance weighting as a % of salary
Chief Executive Officer	40%	80%	100%	200%	70%	30%
Chief Financial Officer	35%	70%	87.5%	175%	60%	40%
Executive management	30%	60%	75%	150%	60%	40%

* Including bonus shares.

New performance measures

Performance measure	Weighting 2013
Reserve conversion	20%
Gold production	30%
Cash cost (including SIB, ORD and corporate cost)	30%
Adjusted headline earnings per share	20%
Safety as an incremental driver	±25% multiplier on the base calculation

The weightings for production and cash cost measures have been increased and cash cost is defined below:

The total cash cost performance measure includes stay-in-business (SIB) capital, Ore Reserve Development (ORD) and corporate costs. Total cash cost going forward is to be measured in US$ million and not per unit, as production performance is measured separately.

The multiplier for safety has been increased to 25% as safety has been removed from the LTIP measure since safety performance is measured over a three-year rolling average for BSPs and LTIPs also track three-year performance.

Minimum payment threshold

A minimum threshold as approved by the Remuneration Committee will have to be achieved on adjusted headline earnings to qualify for the payment of bonuses to staff; anything below this will result in no bonuses being paid on either company or individual performance across all regions.

Retention

An additional rule change to support retention has been included where an executive wishing to resign or to take early retirement in exchange for a stay period may be nominated to retain BSP shares post retirement/termination. These awards will be granted in line with the rules, but will vest in line with the standard vesting dates even where these are post the executive's retirement/termination.

Long-term incentives

All executives participate in the LTIP. The objective of the LTIP is to align the interests of the company, shareholders and executive management over the medium to long term.

Under the LTIP, the executive management is granted the right to receive shares in the company subject firstly to performance conditions achieved over specific performance periods and secondly to continued employment within the group. The LTIP has a three-year vesting period from date of grant.

The value of the awards that are typically granted under the LTIP as a percentage of base salary is shown in the table below (for these purposes basic salary includes offshore payments).

Role	LTIP allocation as a % of basic salary
Chief Executive Officer	160 – 200
Chief Financial Officer	140
Executive management*	100
Senior management	80
Other management (discretionary)	60

* As a result of the resignation of the Chief Executive Officer, to ensure the retention of the Executive Committee, the board has approved a 140% allocation to executive management for 2013.

The maximum award for any executive is capped at 200% of base salary in any financial year.

The LTIP awards granted in respect of the 2012 financial year, issued in 2013 to executive management, are disclosed in the Remuneration Report on page 63.

REMUNERATION REPORT continued

2013 changes to the BSP scheme (continued)

The LTIP 2010 allocation vests in 2013 at 41.1% as the performance conditions were not fully met (see table below).

Performance condition	% achieved
Adjusted headline earnings per share (AHEPS) (Target was met with adjusted headline earnings per share growing by 15.96% and the US CPI increasing by 6.32%)	21.1%
Total shareholder returns (TSR) (Target not met)	0%
Safety (The safety target was not met)	0%
Replacement of reserves (Full vesting as the target was met)	20.0%
Total LTIP award performance percentage achieved	**41.1%**

In terms of the LTIPs granted to date vesting is summarised as follows:

LTIP vesting percentage per year



At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been met.

2013 changes to the LTIP scheme

On reviewing the LTIP scheme and after extensive engagement with shareholders and an independent remuneration consultant, the measures of the scheme have been modified to be better aligned to both employee and shareholder interests. The following changes were approved in March 2013 and will apply for 2013 onwards (the previous allocations metrics remain unchanged).

Revised performance measures under 2013 changes to LTIP

1. Total shareholder return (TSR) (50% weighting)

Performance will be measured on an absolute and relative level (weighted 25% each) against the enlarged defined comparator group of Barrick, Gold Fields, Harmony, Kinross, Newmont, Goldcorp, Gold ETF (World Gold Council SPDR classification) and Randgold Resources. On the absolute ranking, vesting will only occur when ranking in the top 2 quartiles. On the relative ranking, vesting will only occur when performing against or better than the average TSR of the comparator group by a defined % margin.

2. Reserve and resource ounce generation pre-depletion (15% weighting)

For full vesting, the company must achieve a measured and indicated resource of between 21Moz – 27Moz (3x7-9) and published reserves, pre-depletion, of 9Moz – 15Moz (3x3-5) over a three-year period. For partial vesting, the numbers are adjusted to 21Moz (3x7) and 9Moz (3x3) respectively.

3. Cash flow from operations (15% weighting)

AngloGold Ashanti should meet the budget for free cash flow generated from operations before project capital.

4. Project delivery (20% weighting)

The project delivery matrix will be defined by a capital projects steering committee with measurement based on schedule, capital, safety and quality performance against published project parameters and as verified by an independent body.

Retention

An additional rule change to support retention has been included where an executive wanting to resign or to retire early may on nomination of the Remuneration Committee and in exchange for a stay period retain LTIP shares post retirement or termination. These awards will be granted in line with the rules, but will vest in line with the standard vesting post the executive's retirement or termination and in accordance with the same performance criteria.

Share Retention Bonus Scheme

Following the announcement of the resignation of the Chief Executive Officer (CEO), Mark Cutifani, it was felt necessary to put in place retention measures to ensure that members of the Executive Committee remain employed for at least the first 18 months after the CEO's departure so as to ensure that the business has much needed continuity. Executives will therefore receive an additional ad-hoc incentive comprising an LTIP award in March 2013 and a deferred cash portion to be delivered in August 2014. This award is specifically to address the retention of executive management.

The Share Retention Bonus Scheme will be a performance-based share granted in March 2013, equivalent to 60% of the executive's base pay as at 1 January 2013. Subject to the performance criteria, these shares will vest at the end of August 2014.

The cash portion will be 40% of the executive's base pay (80% for the CFO) based on the January 2013 total base pay (inclusive of off-shore payments where applicable) and will be delivered at the end of August 2014, based on the meeting of performance criteria.

The scheme will be subject to delivery on key business imperatives and on delivery of adjusted headline earnings above a threshold of 50% of the approved targeted adjusted headline earnings over the performance period.

Missing any of the performance criteria will result in forfeiture of the retention bonus. There will be no pro rata calculation of the bonus, except when an executive is asked to leave the company as a "good leaver".

Minimum shareholding requirement for executives

With effect from March 2013, a minimum shareholding requirement (MSR) will be applicable to all executives as indicated below:

Executive directors

- Within three years of appointment (or for existing executives, from introduction of this rule) executive directors (CEO and CFO) are to accumulate an MSR of AngloGold Ashanti shares to the value of 100% of net annual base salary; and

- At the end of six years, executive directors are to accumulate an MSR of AngloGold Ashanti shares to the value of 200% of net annual base salary (additional 100% MSR) which they will be required to hold on an on-going basis.

Executive Committee members

- Within three years of appointment (or for existing executives, from the introduction of this rule), Executive Committee members are to accumulate an MSR of AngloGold Ashanti shares to the value of 75% of net annual base salary; and

- At the end of six years, Executive Committee members are to accumulate an MSR of AngloGold Ashanti shares to the value of 150% of net annual base salary (additional 75% MSR) which they will be required to hold on an on-going basis.

Co-Investment Executive Share Plan

To assist executives in meeting their MSR's, with effect from February 2013, they were given the opportunity, on a voluntary basis, to participate in the Co-Investment Plan (CIP), this has been adopted on the conditions below:

Executives will be allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in two equal tranches.

REMUNERATION REPORT continued

Minimum shareholding requirement for executives (continued)

The illustration below depicts the impact of the share scheme changes on target earnings for a typical executive:

Measures	2012 Current	2013 New	Notes	Impact of changes
EVP cash bonus	30%	30%	Of salary	Remains unchanged
Plus BSP shares	36%	45%	% of cash bonus	9% increase
Plus CIP matching shares	–	7%	Based on 25% of after tax bonus	7% increase
Plus LTIP	60%	60%	On target LTIP	
Total incentive award	**126%**	**142%**	**Of base salary**	**16% increase on target**
Retention share award	–	60%		
Retention cash	–	40%		

The illustration below depicts the impact on maximum earnings for a typical executive:

Measures	2012 Current	2013 New	Notes	Impact of changes
EVP cash bonus	60%	60%	Of salary	Remains unchanged
Plus BSP shares	72%	90%	% of cash bonus	18% increase
Plus CIP matching shares	–	27%	Based on 50% of after tax bonus	27% increase
Plus LTIP	100%	100%	Maximum LTIP	
Total incentive award	**232%**	**277%**	**Of base salary**	**Maximum 45% increase**
Retention share award	–	60%		
Retention cash	–	40%		

Remuneration mix

For 2012, the overall remuneration mix of executives was as follows:

Breakdown of executive remuneration mix



Note: The executive management column in the graph above represents the average mix for Executive Committee members.

Executive directors' and prescribed officers' remuneration

	Appointed with effect from	Resigned/ retired with effect from	Salary [1]	Performance related payments [2]	Pension scheme benefits	Other benefits & encashed leave [3]	Sub total	Pre-tax gain on share options	Total	USD Total
SA rands (000)					**2012**					**$ (000) [8]**
M Cutifani	Full year		14,041	2,939	2,879	466	20,325	22,946 [11]	43,271	5,279
S Venkatakrishnan [5]	Full year		8,708	2,577	1,711	4,277	17,273	18,713 [11]	35,986	4,391
Total executive directors			**22,749**	**5,516**	**4,590**	**4,743**	**37,598**	**41,659**	**79,257**	**9,670**
Prescribed officers										
I Boninelli	Full year		4,841	965	505	27	6,338	–	6,338	773
CE Carter [5]	Full year		5,601	1,281	584	2,388	9,854	8,674 [11]	18,528	2,261
RN Duffy [5]	Full year		6,191	869	1,211	2,669	10,940	–	10,940	1,335
GJ Ehm [5]	Full year		5,641	977	510	1,435	8,563	–	8,563	1,045
RW Largent [5]	Full year		6,779	1,447	1,565	2,920	12,711	14,022	26,733	3,262
RL Lazare [5, 6]		31-Mar-12	1,419	2,626	245	3,067	7,357	10,184	17,541	2,140
M MacFarlane [4]	01-Jun-12		3,108	346	219	2	3,675	–	3,675	448
DC Noko [10]	15-Jun-12		2,446	455	306	2,256	5,463	–	5,463	667
MP O'Hare	Full year		5,634	1,035	1,101	391	8,161	–	8,161	996
AM O'Neill [5]	Full year		11,911	2,686	318	2,101	17,016	–	17,016	2,076
ME Sanz Perez [7]	Full year		3,945	830	411	789	5,975	–	5,975	729
YZ Simelane	Full year		3,496	594	684	111	4,885	–	4,885	596
Total prescribed officers			**61,012**	**14,111**	**7,659**	**18,156**	**100,938**	**32,880**	**133,818**	**16,328**
Total executive director and executive management remuneration 2012			**83,761**	**19,627**	**12,249**	**22,899**	**138,536**	**74,539**	**213,075**	**25,998**
SA rands (000)					**2011**					**$ (000) [9]**
M Cutifani	Full year		12,591	8,345	2,298	4,602	27,836	–	27,836	3,836
S Venkatakrishnan [5]	Full year		7,792	4,420	1,185	2,982	16,379	–	16,379	2,257
Total executive directors			**20,383**	**12,765**	**3,483**	**7,584**	**44,215**	**–**	**44,215**	**6,093**
Prescribed officers										
I Boninelli	01-Nov-11		749	2,346	78	6	3,179	–	3,179	438
CE Carter [5]	Full year		5,112	2,407	547	1,459	9,525	2,562	12,087	1,666
RN Duffy [5]	Full year		5,168	2,434	1,070	1,609	10,281	1,246	11,527	1,588
GJ Ehm [5]	Full year		4,251	2,027	604	2,369	9,251	6,042	15,293	2,107
RW Largent [5]	Full year		4,871	2,268	308	1,881	9,328	–	9,328	1,285
RL Lazare [5, 6]	Full year		5,134	4,601	1,001	4,116	14,852	7,261	22,113	3,047
MP O'Hare	01-Jun-11		2,594	2,084	518	3,877	9,073	2,060	11,133	1,534
AM O'Neill [5]	Full year		11,670	4,530	955	1,096	18,251	–	18,251	2,515
ME Sanz Perez	13-Jun-11		1,687	1,428	176	767	4,058	–	4,058	559
TML Setiloane		31-Aug-11	2,817	1,165	304	1,426	5,712	–	5,712	787
YZ Simelane	Full year		3,192	1,408	605	168	5,373	5,227	10,600	1,461
Total prescribed officers			**47,245**	**26,698**	**6,166**	**18,774**	**98,883**	**24,398**	**123,281**	**16,987**
Total executive director and executive management remuneration 2011			**67,628**	**39,463**	**9,649**	**26,358**	**143,098**	**24,398**	**167,496**	**23,080**

[1] Salaries are disclosed only for the period from or to which office is held.

[2] The performance related payments calculated on the year's financial results.

[3] Includes health care and personal travel. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

[4] M MacFarlane commutes between Canada and South Africa and the company carries the cost of flights and hotel accommodation in South Africa, these are excluded for reporting purposes.

[5] Received retention bonus.

[6] Cash paid in lieu of LTIP for 2012.

[7] Received the remainder of sign-on bonus in July 2012 (paid over 24 months).

[8] 2012 values have been converted using the average annual exchange rate of 8.1961.

[9] 2011 values have been converted using the average annual exchange rate of 7.2569.

[10] Received a sign-on bonus.

[11] These executives and prescribed officer applied all of the after tax proceeds from the sale of their options to acquire ordinary shares in AngloGold Ashanti as follows: Messrs Cutifani 51,692; Venkatakrishnan 42,157; and Carter 19,541.

REMUNERATION REPORT continued

Executive directors' and prescribed officers' remuneration (continued)

Number of options and awards granted

	Balance at 1 January 2012	Granted during 2012	Exercised during 2012	Pre-tax gains on share options exercised ($000)	Lapsed during 2012	Balance as at 31 December 2012 [5]
Executive directors						
M Cutifani	258,210	112,183	86,293	2,800	12,209	271,891
S Venkatakrishnan	160,966	52,176	70,375	2,283	6,372	136,395
Total executive directors	**419,176**	**164,359**	**156,668**	**5,083**	**18,581**	**408,286**
Prescribed officers [1]						
I Boninelli	8,568	21,590	–	–	–	30,158
CE Carter	76,627	25,507	32,621	1,058	3,182	66,331
RN Duffy	85,394	27,790	–	–	3,536	109,648
GJ Ehm	48,845	22,286	–	–	2,660	68,471
RW Largent	88,331	26,083	52,069	1,711	6,139	56,206
RL Lazare [4]	41,573	1,901	34,279	1,243	9,195	–
MP O'Hare	54,281	22,809	–	–	2,471	74,619
M MacFarlane [2]	–	–	–	–	–	–
AM O'Neill	108,544	45,512	–	–	3,943	150,113
D Noko [3]	–	–	–	–	–	–
ME Sanz Perez	8,406	13,387	–	–	–	21,793
YZ Simelane	32,008	13,350	–	–	2,389	42,969
Total prescribed officers	**552,577**	**220,215**	**118,969**	**4,012**	**33,515**	**620,308**
Other management	**3,006,829**	**1,592,126**	**670,004**	**23,155**	**377,216**	**3,551,735**
Total share incentive scheme	**3,978,582**	**1,976,700**	**945,641**	**32,250**	**429,312**	**4,580,329**

[1] Pursuant to the South African Companies Act 71, of 2008 (as amended), which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.

[2] M MacFarlane was appointed to the Executive Committee with effect from 1 June 2012 and therefore has no holdings/grants to date.

[3] D Noko was appointed to the Executive Committee with effect from 15 June 2012 and therefore has no holdings/grants to date.

[4] RL Lazare retired from the company with effect from 31 March 2012.

[5] The latest expiry date of all options/awards granted and outstanding at 31 December 2012, is 21 February 2022.

No options/awards have been exercised by executive directors and prescribed officers subsequent to year-end.

A total of 1,264,872 options/awards out of the 4,580,329 options/awards granted and outstanding at 31 December 2012 are fully vested.

Awards granted since 2005 have been granted at nil cost to participants.

Non-executive directors are not eligible to participate in the share incentive scheme.

Awards granted in respect of the previous year's financial results:

Issued in	Total [1]	Value ($000)	Total [2]	Value ($000) [3]	Total	Value ($000) [3]
	2013		**2012**		**2011**	
Executive directors						
M Cutifani	5,429	148	112,183	4,481	86,789	3,988
S Venkatakrishnan	99,043	2,736	52,176	2,079	47,943	2,190
Total executive directors	**104,472**	**2,884**	**164,359**	**6,560**	**134,732**	**6,178**
Prescribed officers						
I Boninelli	52,314	1,445	21,590	866	8,568	401
CE Carter	66,929	1,849	25,507	1,016	23,300	1,073
RN Duffy	65,193	1,801	27,790	1,106	21,950	1,010
GJ Ehm	59,443	1,642	22,286	889	18,702	862
RW Largent [6]	76,865	2,124	26,083	1,038	22,730	1,046
RL Lazare [4]	–	–	1,901	68	–	–
MP O'Hare	66,699	1,843	22,809	912	12,852	600
M MacFarlane	42,765	1,182	–	–	–	–
AM O'Neill	124,961	3,452	45,512	1,821	41,528	1,882
D Noko	45,334	1,253	–	–	–	–
ME Sanz Perez	46,087	1,273	13,387	537	8,406	331
TML Setiloane [5]	–	–	1,263	45	5,357	247
YZ Simelane	36,218	1,001	13,350	532	12,085	563
Total prescribed officers	**682,808**	**18,865**	**221,478**	**8,830**	**175,478**	**8,015**
Total awards to executive management	**787,280**	**21,749**	**385,837**	**15,390**	**310,210**	**14,193**

[1] Includes awards granted in respect of the 20% top-up for the 2010 BSP awards, 2013 BSP matching award and 2013 LTIP (inclusive of the 60% share retention bonus award, the 40% deferred cash portion will be reported in the year of payment i.e. 2014).

[2] Includes awards granted in respect of the 20% top-up for the 2009 BSP awards.

[3] The 2011 and 2012 values have been converted using the average exchange rates of 7.26 and 8.20 respectively.

[4] Ceased to be a prescribed officer with effect from 31 March 2012.

[5] Ceased to be a prescribed officer with effect from 31 August 2011.

[6] Received a cash payment in lieu of the 2010 BSP top-up due to US tax restrictions.

REMUNERATION REPORT continued

Non-executive director remuneration

The table below details the fees and allowances paid to non-executive directors:

Non-executive director fees and allowances

All figures stated to the nearest 000 [1]	Director fees	Committee fees	Travel allowance	Total	Director fees	Committee fees	Travel allowance	Total
	2012 US dollars				2011 US dollars			
TT Mboweni (chairman)	293	64	–	357	245	57	–	302
TJ Motlatsi (retired 17 February 2011) [2]	–	–	–	–	22	14	–	36
FB Arisman	85	130	36	251	76	132	50	258
R Gasant	67	51	–	118	50	52	–	102
NP January-Bardill	67	79	–	146	11	6	–	17
MJ Kirkwood	47	20	27	94	–	–	–	–
WA Nairn	64	114	–	178	45	101	–	146
LW Nkuhlu	60	118	–	178	50	85	–	135
F Ohene-Kena	55	40	23	118	41	43	27	111
SM Pityana	64	111	–	175	43	94	–	137
RJ Ruston	81	63	45	189	–	–	–	–
Total [3]	**883**	**790**	**131**	**1,804**	**583**	**584**	**77**	**1,244**

[1] Directors' compensation is in dollars, the amounts reflected are the values calculated using the exchange rate of R7.2569:$1.

[2] Fees are disclosed only for the period from or to which, office is held.

[3] At the annual general meeting of shareholders held on 10 May 2012, shareholders approved an increase in directors' fees with effect from 1 June 2012. Directors fees for committees may vary depending on the number of committees on which the non-executive director is a member and whether he/she is the chairman or a member of the committee.

Non-executive directors do not hold service contracts with the company. Executive directors do not receive payment of directors' fees or committee fees.

The fees as approved by shareholders are shown below:

Non-executive director fees for six board meetings per annum

Board meetings	Fees to 31 May 2012 per annum	Fees from 1 June 2012 per annum
South African resident chairman	R1,672,330	–
Chairman	–	$251,325
South African resident director	R310,500	$57,762
Non-South African resident director who is resident in Africa	$42,188	$57,762
Non-South African resident director who is resident in jurisdictions other than Africa	$66,000	$69,000

Allowance for attendance at additional board meetings

Each non-executive director is entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:

Board meetings	Fees to 31 May 2012 per meeting	Fees from 1 June 2012 per meeting
South African resident chairman	R85,800	–
Chairman	–	$12,894
South African resident director	R18,400	$3,465
Non-South African resident director who is resident in Africa	$2,500	$3,465
Non-South African resident director who is resident in jurisdictions other than Africa	$3,300	$3,465

Travel allowance

Each non-executive director who is not in South Africa and who travels to attend board meetings is entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors outside South Africa who attend board meetings is as follows:

Board meetings	Fees to 31 May 2012 per meeting	Fees from 1 June 2012 per meeting
South African resident director	–	–
Non-South African resident director who is resident in Africa	$7,500	$7,800
Non-South African resident director who is resident in jurisdictions other than Africa	$8,800	$9,152

REMUNERATION REPORT continued

Non-executive director remuneration (continued)

Board committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of such director's membership of a committee of the board is as follows:

Board committee	Fees to 31 May 2012 per annum	Fees from 1 June 2012 per annum
Audit and Corporate Governance Committee		
Chairman – South African resident	R184,000	$30,000
Member – South African resident	R155,250	$21,393
Member – Non-South African resident director who is resident in Africa	$21,094	$21,393
Member – Non-South African resident director who is resident in jurisdictions other than Africa	$27,847	$27,847
Remuneration Committee		
Chairman – South Africa	–	$26,000
Member – South African	–	$17,730
Member – African	–	$17,730
Member – Other than Africa	–	$22,000
Other committees (being Investment, Safety, Health and Sustainable Development, Transformation and Human Resource Development, Risk and Information Integrity, Social, Ethics and Transformation Committee and such other committees of the board as may be established from time to time)		
Chairman – South African resident	R149,500	–
Chairman – South Africa and African	–	$20,601
Chairman – Non-South African resident who is resident in Africa	$20,313	–
Chairman – Non-South African resident who is resident in jurisdictions other than Africa	$27,500	$27,500
Member – South African resident	R126,500	$17,432
Member – Non-South African resident who is resident in Africa	$17,188	$17,432
Member – Non-South African resident who is resident in jurisdictions other than Africa	$22,000	$22,000

Fees payable for attendance at ad hoc meetings

Each non-executive director will be entitled to an allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the Financial Analysis Committee, the Party Political Donations Committee, the Nominations Committee and any special purpose committee established by the board as follows:

Board committee and special purpose committee	Fees to 31 May 2012 per meeting	Fees from 1 June 2012 per meeting
South African resident director	R18,630	$3,465
Non-South African resident who is resident in Africa	$2,531	$3,465
Non-South African resident director who is resident in jurisdictions other than Africa	$3,300	$3,465

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF ANGLOGOLD ASHANTI LIMITED

We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited set out on pages 68 to 191, which comprise the statements of financial position as at 31 December 2012, and the statements of comprehensive income, statements of changes in equity and statements of cash flows for the year then ended, and the notes, comprising a summary of significant accounting policies and other explanatory information, and the executive contract disclosure on page 52 and tables, including related footnotes, on page 54, and pages 61 to 66 of the remuneration report.

Directors' responsibility for the consolidated financial statements

The company's directors are responsible for the preparation and fair presentation of these consolidated and separate financial statements in accordance with International Financial Reporting Standards and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated and separate financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated and separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of AngloGold Ashanti Limited as at 31 December 2012, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards, and the requirements of the Companies Act of South Africa.

Other reports required by the Companies Act

As part of our audit of the consolidated and separate financial statements for the year ended 31 December 2012, we have read the Directors' Report, the Chairman's letter of the Audit and Corporate Governance Committee and the Company Secretary's Certificate for the purpose of identifying whether there are material inconsistencies between these reports and the audited consolidated and separate financial statements. These reports are the responsibility of the respective preparers. Based on our reading of these reports, we have not identified material inconsistencies between these reports and the audited consolidated and separate financial statements. However, we have not audited these reports and accordingly do not express an opinion on these reports.

Ernst & Young Inc.
Director – Lance Ian Neame Tomlinson
Registered Auditor
Chartered Accountant (SA)
Wanderers Office Park
52 Corlett Drive, Illovo
Johannesburg, South Africa
19 March 2013

GROUP – INCOME STATEMENT

For the year ended 31 December

Figures in million (US dollars)	Notes	2012	2011
Revenue	3	6,632	6,925
Gold income	2,3	6,353	6,570
Cost of sales	4	(4,062)	(3,946)
Loss on non-hedge derivatives and other commodity contracts	36	(35)	(1)
Gross profit	2	2,256	2,623
Corporate administration, marketing and other expenses		(291)	(278)
Exploration and evaluation costs		(395)	(279)
Other operating expenses	5	(41)	(27)
Special items	6	(402)	163
Operating profit		1,127	2,202
Dividends received	3	7	–
Interest received	3	43	52
Exchange gain		8	2
Finance costs and unwinding of obligations	7	(231)	(196)
Fair value adjustment on option component of convertible bonds		83	84
Fair value adjustment on mandatory convertible bonds		162	104
Share of equity-accounted investments' (loss) profit	8	(28)	73
Profit before taxation	9	1,171	2,321
Taxation	12	(322)	(723)
Profit for the year		849	1,598
Allocated as follows			
Equity shareholders		830	1,552
Non-controlling interests		19	46
		849	1,598
Basic earnings per ordinary share (cents)	13	215	402
Diluted earnings per ordinary share (cents)	13	161	346

GROUP – STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

Figures in million (US dollars)	2012	2011
Profit for the year	849	1,598
Exchange differences on translation of foreign operations	(93)	(365)
Share of equity-accounted investments' other comprehensive loss	–	(1)
Net loss on available-for-sale financial assets	(27)	(81)
Release on impairment of available-for-sale financial assets (note 6)	16	21
Release on disposal of available-for-sale financial assets	–	1
Deferred taxation thereon	6	(8)
	(5)	(67)
Actuarial loss recognised	(20)	(39)
Deferred taxation rate change thereon	(9)	–
Deferred taxation thereon	5	14
	(24)	(25)
Other comprehensive loss for the year, net of tax	(122)	(458)
Total comprehensive income for the year, net of tax	727	1,140
Allocated as follows		
Equity shareholders	708	1,094
Non-controlling interests	19	46
	727	1,140

GROUP – STATEMENT OF FINANCIAL POSITION

As at 31 December

Figures in million (US dollars)	Notes	2012	2011
ASSETS			
Non-current assets			
Tangible assets	15	7,648	6,525
Intangible assets	16	315	210
Investments in equity-accounted associates and joint ventures	17	1,060	702
Other investments	18	167	186
Inventories	19	610	410
Trade and other receivables	21	79	76
Deferred taxation	29	96	79
Cash restricted for use	22	29	23
Other non-current assets	20	7	9
		10,011	8,220
Current assets			
Inventories	19	1,287	1,064
Trade and other receivables	21	470	350
Cash restricted for use	22	35	35
Cash and cash equivalents	23	892	1,112
		2,684	2,561
Non-current assets held for sale	24	–	21
		2,684	2,582
Total assets		12,695	10,802
EQUITY AND LIABILITIES			
Share capital and premium	25	6,742	6,689
Accumulated losses and other reserves		(1,295)	(1,660)
Shareholders' equity		5,447	5,029
Non-controlling interests		22	137
Total equity		5,469	5,166
Non-current liabilities			
Borrowings	26	2,724	2,456
Environmental rehabilitation and other provisions	27	1,238	782
Provision for pension and post-retirement benefits	28	221	195
Trade, other payables and deferred income	30	10	14
Derivatives	36	10	93
Deferred taxation	29	1,068	1,158
		5,271	4,698
Current liabilities			
Borrowings	26	859	32
Trade, other payables and deferred income	30	979	751
Taxation	31	117	155
		1,955	938
Total liabilities		7,226	5,636
Total equity and liabilities		12,695	10,802

GROUP – STATEMENT OF CASH FLOWS

For the year ended 31 December

Figures in million (US dollars)	Notes	2012	2011
Cash flows from operating activities			
Receipts from customers		6,523	6,796
Payments to suppliers and employees		(4,340)	(3,873)
Cash generated from operations	32	2,183	2,923
Dividends received from equity-accounted joint ventures		72	111
Taxation refund	31	54	98
Taxation paid	31	(507)	(477)
Net cash inflow from operating activities		1,802	2,655
Cash flows from investing activities			
Capital expenditure			
– project capital		(779)	(459)
– stay-in-business capital		(979)	(934)
Interest capitalised and paid		(12)	–
Expenditure on intangible assets		(79)	(16)
Proceeds from disposal of tangible assets		5	19
Other investments acquired		(97)	(147)
Proceeds from disposal of investments		86	91
Investments in equity-accounted associates and joint ventures		(349)	(115)
Proceeds from disposal of equity-accounted joint venture		20	–
Loans advanced to equity-accounted associates and joint ventures		(65)	(25)
Loans repaid by equity-accounted associates and joint ventures		1	–
Dividends received		7	–
Proceeds from disposal of subsidiary	33	6	9
Cash in subsidiary acquired	33	5	–
Cash in subsidiary disposed	33	(31)	(11)
Acquisition of subsidiary and loan	33	(335)	–
Increase in cash restricted for use		(3)	(19)
Interest received		36	39
Loans advanced		(45)	–
Repayment of loans advanced		–	4
Net cash outflow from investing activities		(2,608)	(1,564)
Cash flows from financing activities			
Proceeds from issue of share capital		2	10
Share issue expenses		–	(1)
Proceeds from borrowings		1,432	109
Repayment of borrowings		(217)	(268)
Finance costs paid		(145)	(144)
Acquisition of non-controlling interest		(215)	–
Revolving credit facility and bond transaction costs		(30)	–
Dividends paid		(236)	(169)
Net cash inflow (outflow) from financing activities		591	(463)
Net (decrease) increase in cash and cash equivalents		(215)	628
Translation		(5)	(102)
Cash and cash equivalents at beginning of year		1,112	586
Cash and cash equivalents at end of year	23	892	1,112

GROUP – STATEMENT OF CHANGES IN EQUITY

| | Equity holders of the parent | | | | | | | | | |
Figures in million (US dollars)	Share capital and premium	Other capital reserves [1]	Accumulated losses [2]	Cash flow hedge reserve [3]	Available-for-sale reserve [4]	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at 31 December 2010	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Profit for the year			1,552					1,552	46	1,598
Other comprehensive loss		(1)			(67)	(25)	(365)	(458)		(458)
Total comprehensive (loss) income	–	(1)	1,552	–	(67)	(25)	(365)	1,094	46	1,140
Shares issued	63							63		63
Share issue expenses	(1)							(1)		(1)
Share-based payment for share awards net of exercised		9						9		9
Dividends paid (note 14)			(131)					(131)		(131)
Dividends of subsidiaries								–	(27)	(27)
Translation		(31)	29		(1)	9		6	(6)	–
Balance at 31 December 2011	6,689	171	(1,300)	(2)	18	(78)	(469)	5,029	137	5,166
Profit for the year			830					830	19	849
Other comprehensive loss					(5)	(24)	(93)	(122)		(122)
Total comprehensive income (loss)	–	–	830	–	(5)	(24)	(93)	708	19	727
Shares issued	53							53		53
Share-based payment for share awards net of exercised		15						15		15
Acquisition of non-controlling interest [5]			(144)					(144)	(71)	(215)
Disposal of subsidiary [6]								–	(45)	(45)
Dividends paid (note 14)			(215)					(215)		(215)
Dividends of subsidiaries								–	(17)	(17)
Translation		(9)	6			4		1	(1)	–
Balance at 31 December 2012	6,742	177	(823)	(2)	13	(98)	(562)	5,447	22	5,469

[1] Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $17m (2011: $18m), surplus on equity transaction of joint venture of $36m (2011: $37m), share of equity-accounted investments' other comprehensive loss of $1m (2011: $1m), equity items for share-based payments of $123m (2011: $115m) and other transfers.

[2] Included in accumulated losses are retained earnings totalling $556m (2011: $305m) arising at the joint venture operations and certain subsidiaries which may not be remitted without third party consent.

[3] Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.

[4] Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.

[5] On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for $220m less $5m for dividends declared and paid to minorities.

[6] In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited. At year-end AngloGold Ashanti Limited held a remaining interest of 48.03%.

GROUP – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

1   Accounting policies

Statement of compliance

The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as issued by the International Accounting Standards Board (IASB) in the English language, the Financial Reporting Guides as issued by the South African Institute of Chartered Accountants and the South African Companies Act, 2008, as amended.

During the current financial year, the following amendment to IAS12 was adopted:

Standard or Interpretation	Title	Effective for annual periods beginning on or after
IAS 12	Amendment – Deferred tax: Recovery of Underlying assets	1 January 2012

The adoption of this amendment did not have any effect on the financial position, results or disclosures by the group.

The following accounting standards, amendments to standards and new interpretations (as at 12 March 2013, the last practicable date), which are not yet mandatory, have not been adopted in the current year:

Standard or Interpretation	Title	Effective for annual periods beginning on or after
IFRS 7	Amendment – Disclosures –Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 9	Financial Instruments: Classification and Measurement	1 January 2015
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013
IFRSs	Annual Improvements 2009 – 2011	1 January 2013
IAS 1	Amendment – Presentation of Items of Other Comprehensive Income	1 July 2012
IAS 19	Employee Benefits (revised)	1 January 2013
IAS 27	Separate Financial Statements (Revised 2011)	1 January 2013
IAS 28	Investments in Associates and Joint Ventures (Revised 2011)	1 January 2013
IAS 32	Amendment – Offsetting Financial Assets and Financial Liabilities	1 January 2014
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	1 January 2013

The group is in the process of assessing the significance of these new standards, amendments to standards and new interpretations.

The group expects IFRIC 20 to have an impact as a consequence of moving from a life-of-mine strip ratio to a strip ratio applicable to a component of an orebody. IFRIC 20 considers when and how to account separately for the benefits arising from stripping activities, as well as how to measure these benefits both initially and subsequently. The benefits that can accrue to the entity in an open-pit mine include: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 only deals with waste removal costs that are incurred in surface mining activity during the production phase of the mine ('production stripping costs') and thus does not have an effect on the accounting for the development of an open-pit mine or on underground activities.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

1 Accounting policies (continued)

1.1 Basis of preparation

The financial statements are prepared according to the historical cost convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above and the change in presentation currency.

Effective 1 January 2012, the group changed the presentation currency of its results from reporting in US dollars and South African rands to reporting only in US dollars. Management has concluded that the change in presentation currency will result in more relevant information than the previous position of reporting in two currencies. Management considered the following factors: the majority of AngloGold Ashanti's operating mines use US dollars as their functional currency; the majority of AngloGold Ashanti's annual production and reserves are derived from non-South African rand denominated countries; the majority of AngloGold Ashanti shareholders are not domiciled in a South African rand-denominated country; management prepares investor presentations and analysis in US dollars only; and the management accounts, except for South Africa which is reported in dual currency, are reported to the Chief Operating Decision Maker in US dollars.

The change in presentation currency has no effect on comparative information.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its equity-accounted interests in joint ventures and associates.

The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies.

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de- consolidated from the date on which control ceases.

The acquisition of non-controlling interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling interests' share at the date of acquisition is reflected as a transaction between owners.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

1.2 Significant accounting judgements and estimates

Use of estimates

The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/reversals (including impairments of goodwill); and write-downs of inventory to net realisable value. Other estimates include post-employment, post-retirement and other employee benefit liabilities and deferred taxation.

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Use of estimates (continued)

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

The judgements that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of goodwill and tangible assets

The majority of mining assets are amortised using the units-of-production method where the mine operating plan calls for production from a well-defined proved and probable Ore Reserve.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:
• changes in proved and probable Ore Reserve;
• the grade of Ore Reserve may vary significantly from time to time;
• differences between actual commodity prices and commodity price assumptions;
• unforeseen operational issues at mine sites;
• changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
• changes in Ore Reserve could similarly impact the useful lives of assets amortised on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.

The group defers stripping costs incurred during the production stage of its open-pit operations, for those operations, where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.

In the production stage of some open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production method. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

1   Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Carrying value of goodwill and tangible assets (continued)

If the group were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine's operation.

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows and value in use are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36 "Impairment of Assets", the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2012 was $195m (2011: $179m). The carrying amount of tangible assets at 31 December 2012 was $7,648m (2011: $6,525m).

Production start date

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:
- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the mine plant and equipment;
- ability to produce gold in saleable form (within specifications and the de minimis rule); and
- ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or Ore Reserve development.

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

1   Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Income taxes (continued)

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2012:
- deferred tax asset: $96m (2011: $79m);
- deferred tax liability: $1,068m (2011: $1,158m);
- taxation liability: $117m (2011: $155m); and
- taxation asset: $52m (2011: $35m).

Unrecognised value of deferred tax assets: $89m (2011: $51m).

Provision for environmental rehabilitation obligations

The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2012 was $841m (2011: $747m).

Stockpiles, metals in process and ore on leach pad

Costs that are incurred in or benefit the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.

Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Stockpiles, metals in process and ore on leach pad (continued)

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2012 was $1,383m (2011: $1,060m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Africa, AngloGold Ashanti Limited is due refunds of indirect tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Continental Africa and in Brazil. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.

The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2012 was $241m (2011: $184m).

Pension plans and post-retirement medical obligations

The determination of AngloGold Ashanti Limited's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti Limited believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at 31 December 2012 was $221m (2011: $192m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate the Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of the Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report its Ore Reserve in accordance with the SAMREC code.

Because the economic assumptions used to estimate changes in the Ore Reserve from period to period, and because additional geological data is generated during the course of operations, estimates of the Ore Reserve may change from period to period. Changes in the reported Ore Reserve may affect the group's financial results and financial position in a number of ways, including the following:
- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change;
- overburden removal costs recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in the estimated Ore Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Exploration and evaluation expenditure

The group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

The carrying value of capitalised exploration assets at 31 December 2012 was $4m (2011: $2m).

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Share-based payments

The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Fair value is measured using the Black-Scholes option-pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The income statement charge for the year was $66m (2011: $61m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

In determining the threshold for disclosure on a qualitative and quantitative basis, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $20m, has been considered.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies

Equity-accounted investments

Joint ventures

A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other venturers jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group's interests in jointly controlled entities are accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and jointly controlled entities are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from equity accounted joint ventures are included in operating activities in the cash flow statement.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on the equity value are reported under share of profit and loss from investments accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group. Dividends received from associates are included in investing activities in the cash flow statement.

As the group only has significant influence, it is unable to obtain reliable information at reporting period on a timely basis. The results of associates are equity-accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year end of the group. Adjustments are made to the associates' financial results for material transactions and events in the intervening period.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Joint ventures and associates

Any losses of equity-accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Acquisition-related costs are expensed as incurred and included in administrative expenses. Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognised in profit or loss.

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Unincorporated joint ventures

An unincorporated joint venture involves the use of assets and other resources of the group and other venturers rather than the establishment of a corporation, partnership or other entity. The group accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the income from the sale or use of its share of the joint venture's output.

Foreign currency translation

Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the reporting period exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of IAS 39 "Financial Instruments: Recognition and Measurement". Translation differences on these balances are reported as part of their fair value gain or loss.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income within equity.

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
- share capital and premium are translated at historical rates of exchange at the reporting date;
- retained earnings are converted at historical average exchange rates;
- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);
- all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
- other reserves, other than those translated above, are converted at the closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.

When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Segment reporting

An operating segment is a business activity whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and to assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Tangible assets

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life.

For those assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:
- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years;
- computer equipment up to three years; and
- leased assets over the shorter of the period of the lease and the useful life.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. The proved and probable Ore Reserve reflects estimated quantities of reserves which can be recovered economically in the future from known mineral deposits.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Tangible assets (continued)

Mine development costs (continued)

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.

The cost of the excess stripping is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.

The cost of stripping in any period will reflect the average stripping rates for the orebody as a whole.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on the estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

- Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Intangible assets

Acquisition and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity-accounted joint ventures and associates is included within the carrying value of the investment which is tested for impairment when indicators exist.

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Royalty rate concession

Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is tested for impairment when there is an indicator of impairment.

Software

Software purchased, including direct costs associated with customisation and installation of the software, is capitalised.

Internally-developed software is capitalised when it meets the criteria for capitalisation. Other software development expenditure is charged to the income statement when incurred. Software is amortised on a straight-line basis over its useful life which is determined to be the lesser of the licence period of the software; the manufacturer's announced upgrade that management intends to implement; or 3 years. Useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Impairment of assets

Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.

Leased assets

Assets subject to finance leases are capitalised at the lower of their fair value or the present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Exploration and research expenditure

Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
- metals in process are valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include uranium oxide and sulphuric acid, are valued using an average total production cost method. By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which metals are expected to be recovered in a period longer than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Provisions

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

AngloGold Ashanti Limited does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a possible obligation. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Borrowed commodities

When commodities are borrowed to meet contractual commitments, the fair value at inception is charged to the income statement as cost of sales, and it is reflected as a liability on the statement of financial position. The liability is subsequently measured at fair value with changes in fair value recorded through the income statement until settlement occurs.

Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.

The asset/liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The value of any defined benefit asset recognised is restricted to the sum of any past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.

Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group's shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Employee benefits (continued)

Share-based payments

The group's management awards certain employees bonuses in the form of equity-settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves.

Environmental expenditure

The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes, the trusts are consolidated.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision is recognised and a decommissioning asset is recognised and included within mine infrastructure.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Environmental expenditure (continued)

Decommissioning costs (continued)

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue and costs can be reliably measured. The following criteria must also be present:
- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- dividends and royalties are recognised when the right to receive payment is established;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
- where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Taxation

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating profit (loss) on the income statement.

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Dividend distribution

Dividend distribution to the group's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.

Financial instruments

Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Derivatives and hedge accounting

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.

The method of recognising fair value gains and losses depends on whether derivatives are classified as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either, hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges), or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).

For cash flow hedges, the effective portions of fair value gains or losses are recognised in other comprehensive income until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gains and losses that were recognised directly in other comprehensive income are reclassified into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.

When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.

All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of financial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Financial instruments (continued)

Derivatives and hedge accounting (continued)

Commodity-based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.

Hedge accounting is applied to derivatives designated as hedging instruments in a cash flow hedge provided certain criteria in IAS 39 are met. At the inception of a hedging relationship, the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge, is documented. A documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the cash flows of the hedged items, is also prepared.

Hedge ineffectiveness is recognised in the income statement in "Loss on non-hedge derivatives and other commodity contracts".

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Other investments

Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments' fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.

Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Other non-current assets

• Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
• Post-retirement assets are measured according to the employee benefits policy.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairments relate to specific accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.

1   Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Financial instruments (continued)

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

Cash restricted for use

Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.

Financial liabilities

Financial liabilities, other than derivatives and liabilities classified as at fair value through profit or loss, are subsequently measured at amortised cost, using the effective interest rate method.

Financial liabilities permitted to be designated on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise. Fair value of a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.

Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 "Revenue".

Convertible bonds

Convertible bonds, except equity components, are accounted for as liabilities. Option components are treated as derivative liabilities and carried at fair value, with changes in fair value recorded in the income statement as a separate instrument and reported separately except where the host contract is carried at fair value. The bond component is carried at amortised cost using the effective interest rate. Where the fair value option is elected, the bonds are carried at fair value with changes in fair value recorded in the income statement.

Treasury shares

The group's own equity instruments, which are reacquired or held by subsidiary companies (treasury shares), are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group's own equity instruments.

Accounting for black economic empowerment (BEE) transactions

Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.

Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.

A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

2   Segmental information

AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the chief executive officer and the executive committee, collectively identified as the chief operating decision maker (CODM). Individual members of the executive committee are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in million (US dollars)	Net operating assets		Total assets	
	2012	2011	2012	2011
South Africa [1]	2,619	1,834	3,082	2,148
Continental Africa [3]	3,146	3,129	4,818	4,288
Australasia [1]	684	339	1,045	736
Americas [1]	2,300	2,068	2,863	2,501
Other, including non-gold producing subsidiaries [2]	60	60	887	1,129
	8,809	7,430	12,695	10,802

Non-current assets by foreign countries have not been disclosed as it is impracticable.

Figures in million (US dollars)	Amortisation		Capital expenditure	
	2012	2011	2012	2011
South Africa	302	338	583	532
Continental Africa [3]	248	219	790	420
Australasia	36	42	355	102
Americas	213	169	390	456
Other, including non-gold producing subsidiaries	9	11	36	17
	808	779	2,154	1,527
Equity-accounted investments included above	(10)	(9)	(303)	(88)
	798	770	1,851	1,439

	Gold production (attributable) (000oz)	
	2012	2011
South Africa	1,212	1,624
Continental Africa	1,521	1,570
Australasia	258	246
Americas	953	891
	3,944	4,331

[1] Total assets includes allocated goodwill of $13m (2011: nil) for South Africa, $159m (2011: $156m) for Australasia and $23m (2011: $23m) for Americas (note 16).

[2] During 2011, total assets included assets held for sale in respect of the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited of $20m and properties held for sale by Rand Refinery of $1m (note 24).

[3] Includes equity-accounted joint ventures.

	Gold income	
Figures in million (US dollars)	2012	2011
2 Segmental information (continued)		
Geographical analysis of gold income by origin is as follows:		
South Africa	2,013	2,560
Continental Africa	2,609	2,530
Australasia	426	385
Americas	1,656	1,487
	6,704	6,962
Equity-accounted investments included above	(351)	(392)
(note 3)	6,353	6,570
Foreign countries included in the above and considered material are:		
Brazil	851	767
Ghana	772	802
Tanzania	906	754
Geographical analysis of gold income by destination is as follows:		
South Africa	3,600	2,620
North America	1,197	1,022
Australia	426	378
Asia	387	478
Europe	404	630
United Kingdom	690	1,834
	6,704	6,962
Equity-accounted investments included above	(351)	(392)
(note 3)	6,353	6,570

	Gross profit (loss) [4]	
Figures in million (US dollars)	2012	2011
South Africa	651	1,083
Continental Africa	882	938
Australasia	78	(13)
Americas	722	744
Corporate and other	41	28
	2,374	2,780
Equity-accounted investments included above	(118)	(157)
	2,256	2,623

[4] The group's segment profit measure is gross profit, which excludes the results of equity-accounted investments. For reconciliation of gross profit to profit before taxation, refer to the consolidated income statement.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
3 **Revenue**		
Revenue consists of the following principal categories:		
Gold income (note 2)	6,353	6,570
By-products (note 4)	206	224
Dividends received	7	–
Royalties received (note 6)	23	79
Interest received (note 32)	43	52
– loans and receivables [1]	13	14
– available-for-sale and held-to-maturity investments	5	7
– cash and cash equivalents	25	31
	6,632	6,925
[1] Interest received from loans and receivables comprises:		
– related parties	1	–
– unwinding of long-term receivables	4	12
– other loans	8	2
	13	14
4 **Cost of sales**		
Cash operating costs [1]	3,307	3,029
Insurance reimbursement	(30)	–
By-products revenue (note 3)	(206)	(224)
	3,071	2,805
Royalties	164	193
Other cash costs	35	30
Total cash costs	3,270	3,028
Retrenchment costs (note 10)	10	15
Rehabilitation and other non-cash costs	67	229
Production costs	3,347	3,272
Amortisation of tangible assets (notes 9, 15 and 32)	793	768
Amortisation of intangible assets (notes 16 and 32)	5	2
Total production costs	4,145	4,042
Inventory change	(83)	(96)
	4,062	3,946
[1] Cash operating costs comprise:		
– salaries and wages	1,186	1,104
– stores and other consumables	746	684
– fuel, power and water	670	598
– contractors	560	499
– services and other charges	145	144
	3,307	3,029

Figures in million (US dollars)	2012	2011
5 Other operating expenses		
Pension and medical defined benefit provisions	31	6
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	10	21
	41	27
6 Special items		
Net impairment (reversal) and derecognition of tangible assets (notes 13 and 15)	356	(120)
Impairment reversal of intangible assets (notes 13 and 16)	(10)	–
Impairments of other investments (notes 13 and 18)	16	21
Impairment (reversal) of other receivables	1	(1)
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (notes 13 and 15)	15	8
Profit on disposal of subsidiary ISS International Limited (note 13)	–	(2)
Profit on partial disposal of Rand Refinery Limited (note 13)	(14)	–
Black economic empowerment transaction modification costs for Izingwe (Pty) Limited (Izingwe) (note 11)	–	7
Royalties received (note 3) [1]	(23)	(79)
Insurance claim recovery on capital items (note 13)	–	(3)
Contract termination and settlement costs [2]	21	–
Indirect tax expenses and legal claims [3]	40	6
	402	(163)

[1] Includes the Boddington royalty of $18m (2011: $38m) and other royalties of $5m (2011: $6m). In 2011, royalties received included the sale of Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of $35m.

[2] Comprises the Mining & Building Contractors Limited (MBC) termination costs of $17m at Obuasi as well as contract settlement costs of $4m at Siguiri.

[3] Indirect tax expenses and legal claims include the following:
   – net impairment for non-recovery of VAT and fuel duties in Argentina, Colombia, Guinea and Namibia of $29m (2011: $1m); and
   – the Westchester/Africore Limited legal claim in Ghana of $11m (2011: $5m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
7 Finance costs and unwinding of obligations		
Finance costs		
Finance costs on rated bonds and corporate notes [1]	74	56
Finance costs on convertible bonds [1]	27	25
Finance costs on bank loans and overdrafts [1]	18	10
Finance costs on mandatory convertible bonds [1]	37	38
Amortisation of fees	15	7
Finance lease charges	6	5
Other finance costs	2	3
	179	144
Amounts capitalised (note 15)	(12)	(3)
Total finance costs	167	141
Unwinding of obligations, accretion of convertible bonds and other discounts		
Unwinding of decommissioning obligation (note 27)	11	12
Unwinding of restoration obligation (note 27)	17	15
Unwinding of other provisions (note 27)	1	–
Accretion of convertible bonds discount [1]	30	28
Discounting of long-term trade and other receivables	5	–
Total unwinding of obligations, accretion of convertible bonds and other discounts	64	55
Total finance costs, unwinding of obligations, accretion of convertible bonds and other discounts (note 32)	231	196

[1] Finance costs and accretion of convertible bonds discount have been determined using the effective interest rate method.

	2012	2011
8 Share of equity-accounted investments' (loss) profit		
Revenue	380	406
Operating and other expenses	(323)	(284)
Special items [1]	4	–
Net interest received (paid)	2	(1)
Profit before taxation	63	121
Taxation	(32)	(52)
Profit after taxation	31	69
Impairment of investments in associates (notes 13 and 17)	(20)	(5)
Impairment of investment in joint ventures (notes 13 and 17)	(39)	(11)
Loss on disposal of loan to joint venture (notes 13 and 17)	(2)	–
Reversal of impairment in associate (notes 13 and 17)	2	–
Reversal of impairment in joint venture (notes 13,17 and 24)	–	20
(note 32)	(28)	73

[1] Special items include a $4m settlement received following a rate dispute with a contractor at the Yatela mine; profit on disposal of AGA-Polymetal Strategic Alliance of $3m and an impairment of tangible assets at Yatela of $3m.

Figures in million (US dollars)	2012	2011
9 Profit before taxation		
Profit before taxation is arrived at after taking account of:		
Auditors' remuneration		
– audit fees	7	8
– other audit-related fees [1]	4	7
	11	15
Amortisation of tangible assets		
– owned assets	774	759
– leased assets	19	9
(notes 4, 15 and 32)	793	768
Operating lease charges	42	29

[1] Other audit-related fees consist of fees charged for assurance and related services and include consultations concerning financial accounting and reporting standards, comfort letters and consents.

Figures in million (US dollars)	2012	2011
10 Employee benefits		
Employee benefits including executive directors' and prescribed officers' salaries and other benefits	1,298	1,232
Health care and medical scheme costs		
– current medical expenses	77	78
– defined benefit post-retirement medical expenses	36	14
Pension and provident plan costs		
– defined contribution	69	64
– defined benefit pension plans	3	2
Retrenchment costs (note 4)	10	15
Share-based payment expense (note 11)	66	54
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	1,559	1,459
Actuarial defined benefit plan expense analysis		
Defined benefit post-retirement medical		
– current service cost	1	1
– interest cost	13	14
– expected return on plan assets	–	(1)
– recognised past service cost	22	–
	36	14
Defined benefit pension plans		
– current service cost	7	7
– interest cost	27	25
– expected return on plan assets	(31)	(30)
	3	2
Actual return on plan assets		
– defined benefit pension and medical plans	45	23

Refer to the Remuneration report for details of directors' and prescribed officers' emoluments.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
11 Share-based payments		
Share incentive schemes		
No new share incentive schemes were approved by the shareholders of AngloGold Ashanti Limited during the current financial year. New awards were made under the existing BSP and LTIP plans. Additional ESOP awards were granted in terms of the April 2011 modification. The total cost relating to employee share incentive schemes was $66m (2011: $54m) and is made up as follows:		
Employee Share Ownership Plan (ESOP) – Free shares	4	5
Employee Share Ownership Plan (ESOP) – E ordinary shares to employees	4	7
Bonus Share Plan (BSP)	37	30
Long-Term Incentive Plan (LTIP)	21	12
Total employee compensation cost excluding equity-accounted joint ventures (note 10)	66	54
Black economic empowerment transaction modification cost for Izingwe defined in note 6.	–	7
Total share-based payment expense	66	61
Included in:		
– cost of sales	41	35
– corporate administration, marketing and other expenses	25	19
– special items (note 6)	–	7
	66	61

Equity-settled share incentive schemes

Employee Share Ownership Plan (ESOP)

On 12 December 2006, AngloGold Ashanti Limited announced the finalisation of the Bokamoso Employee Share Ownership Plan (Bokamoso ESOP) with the National Union of Mineworkers (NUM), Solidarity and United Association of South Africa (UASA). The Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

The company also undertook an empowerment transaction with a black economic empowerment investment vehicle, Izingwe, in 2006.

In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:

- AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formulae, respectively;
- the E ordinary shares will not be listed;
- the E ordinary shares which are not cancelled will be converted into ordinary shares; and
- the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one-half is included in the strike price calculation.

On 14 April 2011, AngloGold Ashanti Limited, NUM, Solidarity, UASA, Izingwe and the Bokamoso ESOP Board of Trustees announced the modification of the empowerment transactions concluded between the company and the unions, and the company and Izingwe respectively in 2006.

This modification was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E ordinary shares vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

11   Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Employee Share Ownership Plan (ESOP) (continued)

In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti Limited shareholders, the scheme was modified as follows:

- all lapsed E ordinary shares that vested without value were reinstated;
- the strike (base) price was fixed at R320.00 per share for the Bokamoso ESOP and R330.00 for Izingwe;
- the notional interest charge that formed part of the original cancellation formula fell away;
- as previously, 50% of any dividends declared was used to reduce the strike price;
- as previously, the remaining 50% is paid directly to participants under the empowerment transaction; and
- the life span of the scheme was extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E ordinary shares has been set at R40.00 each and a maximum payout of R70.00 each per E ordinary share for Izingwe and R90.00 each for members of the Bokamoso ESOP (i.e. employees), including the impact of the 50% of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti Limited and its shareholders.

The total incremental fair value of awards granted was R29.14 per share and will be included in earnings up to the vesting date in 2014. The company recorded a charge of $12m in 2011 to earnings as a result of the modification.

The award of free ordinary shares to employees

The fair value of each free share awarded on 1 November each year was as follows:

Award date	2006	2007	2008	2011
Calculated fair value	R320.00	R305.99	R188.48	R306.99

The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009 and each subsequent year up to the expiry date of 1 November 2013.

Accordingly, for the awards issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2011			**2012**	
434,941	–	Awards outstanding at beginning of year	326,906	–
48,923	–	Awards granted during the year	–	–
15,878	–	Awards reallocated during the year	10,311	–
(15,878)	–	Awards lapsed during the year	(10,311)	–
(156,958)	–	Awards exercised during the year	(172,149)	–
326,906	–	Awards outstanding at end of year	154,757	–
–	–	Awards exercisable at end of year	–	–

During 2012, the rights to a total of 10,311 (2011: 15,878) shares were surrendered by the participants. A cumulative total of 10,968 (2011: 21,562) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $4m (2011: $5m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

The award of E ordinary shares to employees

Before the modification of the ESOP scheme the average fair value per share of the E ordinary shares awarded to employees on 1 November each year was as follows:

Award date	2006	2007	2008
Calculated fair value	R105.00	R79.00	R13.40

After the modification of the ESOP scheme during April 2011, the average fair value per share of the E ordinary shares was R49.57.

Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a six year period commencing on the third anniversary of the original 2006 award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula.

Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of employees.

Accordingly, for the E ordinary shares issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2011			**2012**	
1,686,126	366.30	Awards outstanding at beginning of year	1,532,962	315.31
769,164	320.00	Awards granted during the year	–	–
61,978	332.74	Awards reallocated during the year	32,064	312.97
(61,978)	332.74	Awards lapsed during the year	(32,064)	312.97
(408,332)	320.39	Awards cancelled during the year	–	–
(513,996)	315.35	Awards converted during the year	(615,210)	313.39
1,532,962	315.31	Awards outstanding at end of year	917,752	313.31

The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the modified price of R320.00 less dividend apportionment. The income statement charge for the year was $4m (2011: $7m).

During 2012, the rights to a total of 32,064 (2011: 61,978) shares were surrendered by participants. A total of 615,210 (2011: 513,996) E ordinary shares were converted into 84,446 ordinary shares during the year. A total of nil (2011: 408,332) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

11   Share-based payments (continued)

Equity-settled share incentive schemes (continued)

The award of E ordinary shares to Izingwe

Before the modification of the scheme the average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. After the modification the average fair value of the E ordinary shares granted to Izingwe was R44.61 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a six-year period commencing on the third anniversary of the award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe.

Accordingly, for the awards issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2011			**2012**	
1,120,000	366.30	E ordinary shares outstanding at the beginning of the year	1,050,000	325.31
560,000	330.00	E ordinary shares granted during the year	–	–
(350,000)	325.31	E Ordinary shares converted during the year	(350,000)	323.31
(280,000)	326.21	E ordinary shares cancelled during the year	–	–
1,050,000	325.31	E ordinary shares outstanding at end of year	700,000	323.31

The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the modified price of R330.00 less dividend apportionment. During 2011, the income statement charge for the period due to the modification of the empowerment transaction was $7m and was included in special items (note 6), $19m was expensed at inception of the scheme in 2006.

A total of 350,000 (2011: 350,000) E ordinary shares were converted into 48,532 ordinary shares during the year. A total of nil (2011: 280,000) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of AngloGold Ashanti Limited's shares. These estimates involve inherent uncertainties and the application of management judgement. In addition, the company is required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2006	2007	2008	2011
Risk-free interest rate	7.00%	7.00%	7.00%	6.63%
Dividend yield	2.30%	2.06%	1.39%	0.99%
Volatility factor of market share price	36.00%	33.00%	35.00%	33.50%

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years' service for awards granted prior to 2008. For all BSP awards granted from 2008, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years.

The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.

Accordingly, for the awards issued, the following information is available:

Award date (unvested awards and awards vested during the year)	2009	2010	2011	2012
Calculated fair value	R293.99	R280.90	R340.00	R 328.59
Vesting date (40%)	18 Feb 2010	24 Feb 2011	21 Feb 2012	21 Feb 2013
Vesting date (60%)	18 Feb 2011	24 Feb 2012	21 Feb 2013	21 Feb 2014
Vesting date (conditional 20%)	18 Feb 2012	24 Feb 2013	21 Feb 2014	21 Feb 2015
Expiry date	17 Feb 2019	23 Feb 2020	20 Feb 2021	20 Feb 2022

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2011			**2012**	
1,552,493	–	Awards outstanding at beginning of year	1,825,378	–
820,847	–	Awards granted during the year	993,146	–
(81,113)	–	Awards lapsed during the year	(104,026)	–
(466,849)	–	Awards exercised during the year	(558,042)	–
1,825,378	–	Awards outstanding at end of year	2,156,456	–
681,166	–	Awards exercisable at end of year	880,774	–

During 2012, the rights to a total of 104,026 (2011: 81,113) shares were surrendered by the participants. A cumulative total of 22,835 (2011: 30,478) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $37m (2011: $30m).

Long-Term Incentive Plan (LTIP)

The LTIP is intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors and selected senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board excludes such a company.

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Long-Term Incentive Plan (LTIP) (continued)

An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense.

The main performance conditions in terms of the LTIP issued in 2012, 2011, 2010 and 2009 are:
- up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
- up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
- up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three years' service is required.

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2009	2010	2011	2012
Calculated fair value	R293.99	R280.90	R340.00	R328.59
Vesting date	18 Feb 2012	24 Feb 2013	21 Feb 2014	21 Feb 2015
Expiry date	17 Feb 2019	23 Feb 2020	20 Feb 2021	20 Feb 2022

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2011			2012	
1,599,690	–	Awards outstanding at beginning of year	1,982,060	–
686,305	–	Awards granted during the year	983,554	–
(102,620)	–	Awards lapsed during the year	(294,216)	–
(201,315)	–	Awards exercised during the year	(340,492)	–
1,982,060	–	Awards outstanding at end of year	2,330,906	–
242,145	–	Awards exercisable at end of year	250,932	–

The income statement charge for the year was $21m (2011: $12m).

Performance-related share-based remuneration scheme – 1 May 2003

The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the performance criteria were met in the initial three years, the grantor decided to roll the scheme forward on a 'roll over reset' basis, in February 2006, to be reviewed annually. The performance criteria of these options was achieved during 2006. The remaining weighted average contractual life of the options granted is 0.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Performance-related share-based remuneration scheme – 1 May 2003 (continued)

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2011			**2012**	
112,960	217.49	Options outstanding at beginning of year	53,563	217.13
–	–	Options lapsed during the year	(1,500)	221.90
(59,397)	217.82	Options exercised during the year	(17,232)	217.15
–	–	Options expired during the year	–	–
53,563	217.13	Options outstanding at end of year	34,831	216.91
53,563	217.13	Options exercisable at end of year	34,831	216.91

There was no income statement charge for the year as the total compensation cost of $10m was expensed up to the date of vesting in 2006.

Performance-related share-based remuneration scheme – 1 November 2004

The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the following three years in order to vest. The performance criteria was met during 2006. The remaining weighted average contractual life of options granted is 1.83 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria have been fulfilled.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2011			**2012**	
150,770	221.51	Options outstanding at beginning of year	78,134	221.89
–	–	Options lapsed during the year	–	–
(72,636)	221.11	Options exercised during the year	(21,252)	222.96
–	–	Options expired during the year	–	–
78,134	221.89	Options outstanding at end of year	56,882	221.49
78,134	221.89	Options exercisable at end of year	56,882	221.49

There was no income statement charge for the year as the total compensation cost of $3m was expensed up to the date of vesting in 2007.

11   Share-based payments (continued)

Equity-settled share incentive schemes (continued)

There is currently an equity-settled share incentive scheme that falls outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details are as follows:

Performance-related share-based remuneration scheme – 1 May 2002

The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three succeeding years. On 24 December 2002, the company underwent a share split on a 2:1 basis. The EPS target was reduced accordingly. As none of the performance criteria was met in the initial three years, AngloGold Ashanti Limited decided to roll the scheme forward on a 'roll over reset' basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2011			2012	
128,202	286.18	Options outstanding at beginning of year	39,447	283.37
–	–	Options lapsed during the year	(29,570)	298.18
(88,755)	287.43	Options exercised during the year	(8,623)	240.49
–	–	Options expired during the year	–	–
39,447	283.37	Options outstanding at end of year	1,254	229.00
39,447	283.37	Options exercisable at end of year	1,254	229.00

Cash-settled share incentive scheme

Ghana Employee Share Ownership Plan (Ghana ESOP)

A memorandum of understanding was signed with the Ghanaian employees on 28 April 2009 to usher in the Ghana ESOP under defined rules.

In terms of the rules of the scheme, every eligible employee is entitled to 20 AngloGold Ashanti Limited share appreciation rights (phantom shares), which will be paid out in four equal tranches, commencing in May 2009 and ending in May 2012.

The value of the rights are equal to the value of AngloGold Ashanti Limited American Depositary Receipts (ADRs) as listed on the New York Stock Exchange, converted into Ghanaian cedis at the prevailing US dollar exchange rate.

The share price on the day of issue as at 29 April 2009 was $32.15, whilst the share price used in the payment of the fourth tranche was $33.55 per share (first tranche: $28.46, second tranche: $39.50, third tranche: $49.24).

The award of share appreciation rights to employees

Accordingly, for the rights issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2011			2012	
49,125	–	Rights outstanding at beginning of year	23,525	–
–	–	Rights granted during the year	–	–
–	–	Rights reallocated during the year	760	–
(1,355)	–	Rights lapsed during the year	(330)	–
(24,245)	–	Rights exercised during the year	(23,955)	–
23,525	–	Rights outstanding at end of year	–	–
–	–	Rights exercisable at end of year	–	–

During 2012, a total of 330 (2011: 1,355) share appreciation rights were surrendered by the participants. The income statement charge for the year was less than $1m (2011: less than $1m). The liability recognised in other payables in the statement of financial position in respect of unexercised rights was nil (2011: $1m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
12 Taxation		
South African taxation		
Mining tax	54	113
Non-mining tax [1]	18	12
(Over) under provision prior year	(3)	4
Deferred taxation		
Temporary differences [2]	66	222
Unrealised non-hedge derivatives and other commodity contracts	(10)	–
Change in estimated deferred tax rate [3]	(9)	9
Change in statutory tax rate [1] [4]	(131)	–
	(15)	360
Foreign taxation		
Normal taxation [5]	353	275
(Over) under provision prior year	(9)	3
Deferred taxation		
Temporary differences [2]	(48)	85
Change in statutory tax rate [1]	41	–
	337	363
	322	723
Tax rate reconciliation		
A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:		
	%	%
Effective tax rate	27	31
Disallowable items		
Derivative and other commodity contracts losses and fair value gains	6	3
Transaction and finance costs	–	(1)
Share of equity-accounted investments' (loss) profit	(1)	1
Exploration, corporate and other disallowable expenses	(11)	(3)
Foreign income tax allowances and rate differentials	(6)	2
Exchange variation and translation adjustments	(1)	(2)
Current unrecognised tax assets	1	4
Change in estimated deferred tax rate [3]	1	–
Change in statutory tax rate [1] [4]	8	–
Other	4	–
Estimated corporate tax rate [1]	28	35

[1] During the financial year, there were changes in the South African and Ghanaian statutory tax rates. These rate changes are summarised as follows:

South Africa

Non-mining statutory tax rate 28% (2011: 35%); and

Maximum statutory mining tax rate 34% (2011: 43%) – refer mining formula in footnote 4.

Ghana

Statutory company tax rate 35%, however limited to 30% as AngloGold Ashanti Limited has a special tax rate concession under its Stability Agreement (2011: 25%).

12   Taxation (continued)

[2] Included in temporary differences in South African taxation is a tax credit on the impairment, derecognition and disposal of tangible assets of $16m (2011: $11m). Included in temporary differences of foreign taxation is a tax credit on the impairment and disposal of tangible assets of $90m (2011: tax charge: $42m).

[3] In South Africa, the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of $9m (2011: tax charge of $9m).

[4] Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. South Africa operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the South African mining tax rate is:

$Y = 34 - 170/X$ (2011: $Y = 43 - 215/X$)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

[5] Included in normal foreign taxation is a tax credit on the disposal of tangible assets of $1m (2011: tax charge of $1m).

Figures in million (US dollars)	2012	2011
Analysis of unrecognised tax losses		
Tax losses available to be utilised against future profits		
– utilisation required within one year	5	–
– utilisation required between two and five years	–	5
– utilisation in excess of five years	263	149
	268	154
Unrecognised tax losses utilised		
Assessed losses utilised during the year	–	236

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in US cents	2012	2011
13 Earnings per ordinary share		
Basic earnings per ordinary share		
The calculation of basic earnings per ordinary share is based on profits attributable to equity shareholders of $830m (2011: $1,552m) and 386,766,345 (2011: 385,961,613) shares being the weighted average number of ordinary shares in issue during the financial year.	215	402
Diluted earnings per ordinary share		
The calculation of diluted earnings per ordinary share is based on profits attributable to equity shareholders of $680m (2011: $1,458m) and 422,131,159 (2011: 421,058,243) shares being the diluted number of ordinary shares.	161	346

Number of shares	2012	2011
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:		
Ordinary shares	382,757,790	381,621,687
E ordinary shares [1]	2,392,316	2,950,804
Fully vested options [2]	1,616,239	1,389,122
Weighted average number of shares	386,766,345	385,961,613
Dilutive potential of share options	1,840,199	1,572,015
Dilutive potential of convertible bonds	33,524,615	33,524,615
Diluted number of ordinary shares	422,131,159	421,058,243

Figures in million (US dollars)	2012	2011
In calculating the diluted earnings attributable to equity shareholders, the following were taken into consideration:		
Profit attributable to equity shareholders	830	1,552
Interest expense of convertible bonds, where dilutive	63	63
Amortisation of issue cost and discount of convertible bonds	32	31
Fair value adjustment on convertible bonds included in income	(245)	(188)
Profit attributable to equity shareholders used to calculate diluted earnings per share	680	1,458

The mandatory convertible bonds issued during 2010 (note 26) are not included in basic earnings per ordinary share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument.

[1]   As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.

[2]   Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

Figures in million (US dollars)	2012	2011
13 Earnings per ordinary share (continued)		
Headline earnings		
The profit attributable to equity shareholders was adjusted by the following to arrive at headline earnings:		
Profit attributable to equity shareholders	830	1,552
Net impairment (reversal) and derecognition of tangible assets (notes 6 and 15)	356	(120)
Tax on item above	(106)	36
Net amount	250	(84)
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (notes 6 and 15)	15	8
Tax on item above	(4)	(5)
Net amount	11	3
Impairment reversal of intangible assets (notes 6 and 16)	(10)	–
Tax on item above	3	–
Net amount	(7)	–
Impairments of other investments (notes 6 and 18)	16	21
Profit on disposal of subsidiary ISS International Limited (note 6)	–	(2)
Profit on partial disposal of Rand Refinery Limited (note 6)	(14)	–
Impairment of investment in associates and joint ventures (notes 8 and 17)	59	16
Reversal of impairment in associates and joint venture (notes 8 and 24)	(2)	(20)
Loss on disposal of loan to joint venture (notes 8 and 17)	2	–
Insurance claim recovery on capital items (note 6)	–	(3)
Tax on item above	–	1
Net amount	–	(2)
	1,145	1,484

Headline earnings is calculated in accordance with Circular 3/2012 issued by the South African Institute of Chartered Accountants (SAICA).

Figures in US cents	2012	2011
Basic headline earnings per share		
The calculation of basic headline earnings per ordinary share is based on basic headline earnings of $1,145m (2011: $1,484m) and 386,766,345 (2011: 385,961,613) shares being the weighted average number of ordinary shares in issue during the year.	296	384
Diluted headline earnings per share		
The calculation of diluted headline earnings per ordinary share is based on diluted headline earnings of $995m (2011: $1,390m) and 422,131,159 (2011: 421,058,423) shares being the weighted average number of ordinary shares in issue during the year.	236	330

Figures in million (US dollars)	2012	2011
In calculating diluted headline earnings, the following were taken into consideration:		
Headline earnings	1,145	1,484
Interest expense of convertible bonds, where dilutive	63	63
Amortisation of issue cost and discount of convertible bonds	32	31
Fair value adjustment on convertible bonds included in income	(245)	(188)
Diluted headline earnings	995	1,390

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
14 Dividends		
Ordinary shares		
No. 109 of 80 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011 (11 US cents per share).	–	43
No. 110 of 90 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011 (12 US cents per share).	–	46
No. 111 of 90 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011 (11 US cents per share).	–	42
No. 112 of 200 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (26 US cents per share).	101	–
No. 113 of 100 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (12 US cents per share).	45	–
No. 114 of 100 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (12 US cents per share).	47	–
No. 115 of 50 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (6 US cents per share).	22	–
E ordinary shares		
No. E9 of 40 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011 (5.5 US cents per share).	–	–
No. E10 of 45 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011 (6 US cents per share).	–	–
No. E11 of 45 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011 (5.5 US cents per share).	–	–
No. E12 of 100 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012 (13 US cents per share).	–	–
No. E13 of 50 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012 (6 US cents per share).	–	–
No. E14 of 50 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012 (6 US cents per share).	–	–
No. E15 of 25 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012 (3 US cents per share).	–	–
	215	131

No. 116 of 50 SA cents per ordinary share was declared on 18 February 2013 and will be paid on 28 March 2013 (approximately 6 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.

No. E16 of 25 SA cents per E ordinary share was declared on 18 February 2013 and will be paid on 28 March 2013 (approximately 3 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.

Figures in million (US dollars)	Mine develop- ment costs	Mine infra- structure	Mineral rights and dumps	Explo- ration and evaluation assets	Assets under con- struction	Land and buildings	Total
15 Tangible assets							
Cost							
Balance at 1 January 2011	7,310	3,222	1,065	34	502	74	12,207
Additions							
– project capital	74	2	–	–	377	3	456
– stay-in-business capital	502	279	–	–	182	3	966
Disposals	(7)	(20)	–	–	–	–	(27)
Transfers and other movements [1]	175	276	–	–	(493)	–	(42)
Finance costs capitalised (note 7) [2]	–	–	–	–	3	–	3
Translation	(699)	(156)	(15)	–	(40)	(8)	(918)
Balance at 31 December 2011	7,355	3,603	1,050	34	531	72	12,645
Accumulated amortisation and impairments							
Balance at 1 January 2011	3,719	1,678	532	31	58	9	6,027
Amortisation for the year (notes 4, 9 and 32)	529	227	9	1	–	2	768
Impairment and derecognition of assets (notes 6 and 13) [3]	9	6	–	–	–	–	15
Impairment reversal (notes 6 and 13) [3]	(76)	–	(59)	–	–	–	(135)
Disposals	(6)	(19)	–	–	–	–	(25)
Transfers and other movements [1]	(12)	(27)	–	–	–	–	(39)
Translation	(391)	(82)	(8)	–	(9)	(1)	(491)
Balance at 31 December 2011	3,772	1,783	474	32	49	10	6,120
Net book value at 31 December 2011	3,583	1,820	576	2	482	62	6,525
Cost							
Balance at 1 January 2012	7,355	3,603	1,050	34	531	72	12,645
Additions							
– project capital	133	51	–	–	601	6	791
– stay-in-business capital	457	328	–	2	192	3	982
Acquisition of subsidiary (note 33)	–	603	8	–	–	5	616
Disposals	(1)	(26)	–	–	–	–	(27)
Disposal of subsidiary (note 33)	–	(72)	–	–	–	(3)	(75)
Transfers and other movements [1]	135	243	(110)	–	(239)	(1)	28
Finance costs capitalised (note 7) [2]	–	–	–	–	12	–	12
Translation	(166)	(53)	(3)	(1)	(13)	(2)	(238)
Balance at 31 December 2012	7,913	4,677	945	35	1,084	80	14,734

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	Mine develop-ment costs	Mine infra-structure	Mineral rights and dumps	Explo-ration and evaluation assets	Assets under con-struction	Land and buildings	Total
15 Tangible assets (continued)							
Accumulated amortisation and impairments							
Balance at 1 January 2012	3,772	1,783	474	32	49	10	6,120
Amortisation for the year (notes 4, 9 and 32)	504	279	8	–	–	2	793
Impairment and derecognition of assets (notes 6 and 13) [3]	254	87	–	–	15	–	356
Disposals	(1)	(25)	–	–	–	–	(26)
Disposal of subsidiary (note 33)	–	(22)	–	–	–	–	(22)
Transfers and other movements [1]	32	(8)	(41)	–	–	–	(17)
Translation	(94)	(19)	(2)	(1)	(1)	(1)	(118)
Balance at 31 December 2012	4,467	2,075	439	31	63	11	7,086
Net book value at 31 December 2012	3,446	2,602	506	4	1,021	69	7,648

Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $40m (2011: $45m). Included in the amounts for land and buildings are assets held under finance leases with a net book value of $19m (2011: $22m).

The majority of the leased assets are pledged as security for the related finance leases.

No assets are encumbered by project finance.

[1] Transfers and other movements include amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and amounts written off of $15m (2011: $8m) (notes 6 and 13).

[2] The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 6.54% (2011: 6.86%). Interest capitalised relates to the Tropicana project in Australia.

[3] Impairment, derecognition of assets and impairment reversal include the following:

Figures in million (US dollars)	2012	2011
Impairment of cash generating unit		
South Africa		
Great Noligwa mine – cash generating unit	31	–

The Great Noligwa cash generating unit impairment resulted from a revised mine plan. Factors such as reduction in Ore Reserve resulting from resource model changes, abandonment of certain areas, grade factors and an increase in the cost of extraction affected the mine plan. As a result, Great Noligwa's recoverable amount did not support its carrying value in 2012 and an impairment loss was recognised for mine development of $25m and mine infrastructure of $6m. The recoverable amount was determined using a real pre-tax discount of 13% and was based on the impairment assumptions detailed overleaf.

Figures in million (US dollars)	2012	2011

15 Tangible assets (continued)

Derecognition of assets

South Africa

Kopanang – mine development costs — 14 / –

Due to changes in the mine plan, certain areas have been abandoned and will not generate future cash flows.

TauTona VCR shaft pillar and ore pass – mine development costs and mine infrastructure — – / 9

In 2011, due to a change in the mine plan resulting from safety-related concerns following seismic activity, the VCR shaft pillar and ore pass development were abandoned.

Savuka – mine development costs — – / 1

In 2011, due to a change in the mine plan, the Savuka assets were abandoned.

Guinea

Siguiri – mine development costs — 14 / –

Due to depleted reserves in Sintroko, Kozan and Kintinia pits, exploration and pit dewatering costs previously capitalised will not generate future economic value. Certain areas were also abandoned due to safety-related concerns.

Ghana

Obuasi – mine infrastructure, mine development costs and assets under construction — 296 / –

Due to a change in the mine plan, certain areas have been abandoned mainly due to depletion of reserves and assets in poor physical condition or considered obsolete have also been derecognised. A loss was recognised for mine infrastructure of $80m, mine development of $201m and assets under construction of $15m.

Other

Derecognition of other mine infrastructure. — 1 / 5

	356	15

Impairment reversal of cash generating unit

Tanzania

Geita mine – cash generating unit — – / 135

The Geita mine impairment recognised in 2008 was reversed. The impairment reversal was largely due to an increase in the long-term real gold price, improved production, higher grades and lower unit costs, resulting in increased future discounted cash flows. The recoverable amount was determined using a real pre-tax discount rate of 12.3% and was based on the impairment assumptions detailed overleaf.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

15 Tangible assets (continued)

Impairment calculation assumptions – tangible assets and goodwill

Management assumptions for the value in use of tangible assets and goodwill include:

- the gold price assumption represents management's best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long-term real gold price of $1,584/oz (2011: $1,530/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

- proved and probable Ore Reserve;
- value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
- the real pre-tax discount rate is derived from the group's weighted average cost of capital (WACC) and risk factors which is consistent with the basis used in 2011. The WACC of 5.3% which is the same as 2011 is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. The risk factors considered are country risk as well as project risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor is based on the group's internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
- variable operating cash flows are increased at local Consumer Price Index rates.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each cash generating unit. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Should management's estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:

- changes in proved and probable Ore Reserve as well as value beyond proved and probable reserves;
- the grade of Ore Reserve as well as value beyond proved and probable reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

There were no impairment indicators for cash generating units during 2011.

Figures in million (US dollars)	Goodwill	Software and licences	Royalty, tax rate concession and other	Total
16 Intangible assets				
Cost				
Balance at 1 January 2011	433	–	50	483
Additions	–	16	–	16
Translation	2	–	–	2
Balance at 31 December 2011	435	16	50	501
Accumulated amortisation and impairments				
Balance at 1 January 2011	256	–	33	289
Amortisation for the year (notes 4 and 32) [1]	–	–	2	2
Balance at 31 December 2011	256	–	35	291
Net book value at 31 December 2011 [2]	179	16	15	210
Cost				
Balance at 1 January 2012	435	16	50	501
Additions	–	78	1	79
Acquisition of subsidiary (note 33)	14	–	–	14
Transfers and other movements	–	–	7	7
Translation	2	(2)	–	–
Balance at 31 December 2012	451	92	58	601
Accumulated amortisation and impairments				
Balance at 1 January 2012	256	–	35	291
Amortisation for the year (notes 4 and 32) [1]	–	–	5	5
Impairment reversal (notes 6 and 13) [3]	–	–	(10)	(10)
Balance at 31 December 2012	256	–	30	286
Net book value at 31 December 2012 [2]	195	92	28	315

[1] No amortisation was recorded for purchased software and licences as these assets are not yet available for use.

Figures in million (US dollars)	2012	2011
[2] Net book value of goodwill allocated to each of the cash generating units (CGUs):		
– Sunrise Dam	159	156
– AngloGold Ashanti Córrego do Sitío Mineração	15	15
– First Uranium (Pty) Limited	13	–
– Serra Grande	8	8
(note 2)	195	179
Real pre-tax discount rates applied in impairment calculations on CGUs for which the carrying amount of goodwill is significant are as follows:		
Sunrise Dam [4]	6.1%	8.4%

[3] As part of the stability agreement entered into in 2004, the Government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004. The impairment reversal relates to the corporate tax rate concession which was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired. During 2012, the corporate tax rate on mining companies was increased from 25% to 35% resulting in an impairment reversal.

[4] The discount rates for 2012 were determined on a basis consistent with the 2011 discount rates. The value in use recoverable amount of the CGU is $1,543m (2011: $821m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
17 Investments in equity-accounted associates and joint ventures		
Carrying value of investments in equity-accounted associates and joint ventures		
Investments in associates	92	47
Investments in joint ventures	968	655
	1,060	702

Investments in associates comprise:

Name	Effective %		Description	Carrying value (US dollars million)	
	2012	2011		2012	2011
Listed associates					
Trans-Siberian Gold plc [1] [2]	31.17	30.90	Exploration and development of gold mines	22	35
Mariana Resources Limited [1] [2] [3]	19.86	19.86	Exploration and mine development	7	7
Unlisted associates					
Rand Refinery Limited (note 33)	48.03	–	Smelting and refining of gold	57	–
Oro Group (Pty) Limited [1]	36.00	25.00	Manufacture and wholesale of jewellery	6	5
Margaret Water Company	33.33	33.33	Pumping of underground water in the Vaal River region	–	–
				92	47

Figures in million (US dollars)	2012	2011
Net impairments of investments in associates		
Trans-Siberian Gold plc	(17)	(2)
Margaret Water Company	(1)	(1)
Mariana Resources Limited	–	(1)
Orpheo (Pty) Limited [4]	–	(1)
(Notes 8 and 13)	(18)	(5)

The impairment indicators considered the quoted share price, current financial position and operating results. Impairments of $20m (2011: $5m) were recorded and an impairment reversal of $2m (2011: nil) was recognised in the income statement relating to Trans-Siberian Gold plc due to the increase in the listed share price.

[1] Equity accounting is based on results to 30 September 2012, adjusted for material transactions.

[2] At 31 December 2012, the fair value of the group's investment in Trans-Siberian Gold plc and Mariana Resources Limited was $22m (2011: $35m) and $3m (2011: $7m) respectively.

[3] The group has the right to representation on the Mariana Resources Limited board of directors and is therefore considered to have significant influence in the company.

[4] Sold effective 1 July 2011.

Figures in million (US dollars)	2012	2011
17 Investments in equity-accounted associates and joint ventures (continued)		
Summarised financial information of associates is as follows (not attributable):		
Statement of financial position		
Non-current assets	208	163
Current assets	113	56
Total assets	321	219
Non-current liabilities	47	73
Current liabilities	52	29
Total liabilities	99	102
Net assets	222	117
Income statement		
Revenue	72	51
Costs and expenses	(63)	(53)
Taxation	1	(1)
Profit (loss) after taxation	10	(3)

Investments in joint ventures comprise:

Name	Effective %		Description	Carrying value (US dollars million)	
	2012	2011		2012	2011
AuruMar (Pty) Limited	50	50	Global exploration of marine deposits containing gold as the primary mineral	2	5
Thani Ashanti Alliance Limited	50	50	Gold exploration activities	1	21
Kibali Goldmines s.p.r.l.	45	45	Exploration and development of gold mines	797	497
Société des Mines de Morila S.A.	40	40	Commercial exploitation of gold	19	41
Société d'Exploitation des Mines d'Or de Sadiola S.A.	41	41	Commercial exploitation of gold	149	91
Société d'Exploitation des Mines d'Or de Yatela S.A.	40	40	Commercial exploitation of gold	–	–
				968	655

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
17 Investments in equity-accounted associates and joint ventures (continued)		
(Impairment) reversal of investments in joint ventures		
Thani Ashanti Alliance Limited	(37)	–
Société d'Exploitation des Mines d'Or de Yatela S.A.	(2)	(11)
AGA-Polymetal Strategic Alliance	–	20
	(39)	9
Loss on disposal of loan to joint venture		
AuruMar (Pty) Limited	(2)	–
(Notes 8 and 13)	(41)	9

The impairment indicators considered the current financial position and operating results. Impairments of $39m (2011: $11m) were recorded and an impairment reversal of nil (2011: $20m) was recognised in the income statement. During 2011, the AGA-Polymetal Strategic Alliance impairment of $20m was reversed to increase the carrying amount of the investment to fair value less costs to sell (note 24).

Summarised financial information of joint ventures is as follows (not attributable):

	2012	2011
Statement of financial position		
Non-current assets	1,490	773
Current assets	416	352
Total assets	1,906	1,125
Non-current liabilities	1,018	356
Current liabilities	334	185
Total liabilities	1,352	541
Net assets	554	584
Income statement		
Revenue	882	975
Costs and expenses	(709)	(662)
Taxation	(81)	(127)
Profit after taxation	92	186

Figures in million (US dollars)	2012	2011
18 Other investments		
Listed investments		
Available-for-sale		
Balance at beginning of year	82	124
Additions	6	47
Acquisition of subsidiary (note 33)	3	–
Disposals	–	(2)
Fair value adjustments	(12)	(59)
Impairments (notes 6 and 13) [1]	(8)	(21)
Translation	(2)	(7)
Balance at end of year	69	82
The available-for-sale investments consist of ordinary shares and collective investment schemes and primarily comprise:		
International Tower Hill Mines Limited (ITH)	24	43
Various listed investments held by Environmental Rehabilitation Trust Fund	22	18
Other	23	21
	69	82

The group's listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

Based on the share price of ITH over the past year and carrying value at 31 December 2012 of $24m, if ITH achieved the high that it achieved during 2012 of C$5.61 per share, other comprehensive income (OCI) would increase by $38m. If it achieved the low of C$1.85 per share, OCI would decrease by $4m. If the decrease was significant or prolonged, an impairment would be recorded.

The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $22m. An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group's JSE listed equity investments moved according to the ALSI, would impact OCI by $2.2m. If the decrease was significant or prolonged, an impairment would be recorded.

[1] Impairment of First Uranium Corp. shares of $5m (2011: $19m), Stratex International plc shares of $2m (2011: nil), Commander Resources Limited shares of $1m (2011: nil) and Village Main Reef Limited shares of nil (2011: $2m) due to a significant decline in market value.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
18 Other investments (continued)		
Listed investments (continued)		
Held-to-maturity		
Balance at beginning of year	8	13
Maturities	–	(3)
Translation	(1)	(2)
Balance at end of year	7	8
The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by RMB Private Bank.		
The market value of bonds held-to-maturity is $11m (2011: $11m) and has a sensitivity of less than $1m (2011: $1m) for a 1% change in interest rates.		
Book value of listed investments	76	90
Market value of listed investments	80	93
Unlisted investments		
Available-for-sale		
Balance at beginning of year	9	9
Impairment (notes 6 and 13) (2)	(7)	–
Balance at end of year	2	9
The available-for-sale investments consist primarily of XDM Resources Limited.		
Held-to-maturity		
Balance at beginning of year	87	91
Additions	91	101
Maturities	(85)	(87)
Translation	(4)	(18)
Balance at end of year	89	87
The held-to-maturity investments include:		
Negotiable Certificates of Deposit – Environmental Rehabilitation Trust Fund administered by RMB Private Bank	81	80
Nufcor Uranium Trust Fund	5	5
Other	3	2
	89	87
Book value of unlisted investments	91	96
Fair value of unlisted investments (2) (3)	91	87
Total book value of other investments (note 36)	167	186
Total fair value of other investments (note 36) (2) (3)	171	180

(2) In 2012, XDM Resources Limited was impaired by $7m (2011: nil) due to a significant decline in value. The fair value of this unlisted equity investment was based on a share price of C$0.25 per share, being the issue price obtained in a private equity raising which was completed during December 2012.

(3) In 2011, there was no market for the unlisted equity investments and therefore fair value could not be measured reliably. The unlisted equity investments were carried at cost and were not included in the fair value calculations.

Figures in million (US dollars)	2012	2011
19 Inventories		
Non-current		
Raw materials		
– heap-leach inventory	436	386
– ore stockpiles [1]	174	24
Total metal inventories	610	410
Current		
Raw materials		
– ore stockpiles	506	461
– heap-leach inventory	128	98
Work in progress		
– metals in process	139	91
Finished goods		
– gold doré/bullion	91	94
– by-products	11	24
Total metal inventories	875	768
Mine operating supplies	412	296
	1,287	1,064
Total inventories [2]	1,897	1,474

[1] Includes non-current ore stockpiles of First Uranium (Pty) Limited acquired during July 2012, as disclosed in note 33.

[2] The amount of the write-down of ore stockpiles, metals in process, gold doré/ bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense is $5m (2011: $4m). This expense is included in cost of sales which is disclosed in note 4.

20 Other non-current assets		
Post-retirement medical scheme for Rand Refinery employees (note 28)	–	2
Ashanti Retired Staff Pension Fund (note 28)	–	1
Loans and receivables		
Loan receivable at 31 December 2020 bearing interest at 8% per annum	6	6
Other non-interest bearing loans and receivables – receivable on various dates	1	–
	7	9

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
21 Trade and other receivables		
Non-current		
Prepayments and accrued income	31	22
Recoverable tax, rebates, levies and duties	20	14
Reclamation sites trust fund	22	30
Deferred loan fees	6	9
Other receivables	–	1
	79	76
Current		
Trade and loan receivables	149	46
Prepayments and accrued income	86	80
Recoverable tax, rebates, levies and duties	221	170
Amounts due from related parties	2	3
Interest receivable	1	3
Royalties receivable	–	14
Deferred loan fees	2	5
Other receivables	9	29
	470	350
Total trade and other receivables	549	426

Current trade and loan receivables are generally on terms less than 90 days.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.

During the year, other receivables were impaired by $1m (2011: $14m). This expense is included in special items which is disclosed in note 6.

There is a concentration of risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government. The outstanding amounts have been discounted to their present value at a rate of 7.82%.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

Recoverable value added tax	16	
Recoverable fuel duties [1]	35	
Appeal deposits	4	

[1] Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

Figures in million (US dollars)	2012	2011
22 Cash restricted for use		
Non-current		
Cash restricted by prudential solvency requirements	1	1
Cash balances held by Environmental Rehabilitation Trust Funds	28	22
	29	23
Current		
Cash restricted by prudential solvency requirements	11	9
Cash balances held by the Tropicana joint venture	23	22
Other	1	4
	35	35
Total cash restricted for use (notes 36 and 37)	64	58

	Figures in million (US dollars)	2012	2011
23	**Cash and cash equivalents**		
	Cash and deposits on call	595	499
	Money market instruments	297	613
	(notes 36 and 37)	892	1,112
24	**Non-current assets held for sale**		
	Effective December 2007, Rand Refinery allocated parts of its premises that were no longer utilised, to assets held for sale. On 1 April 2008, a sale agreement was concluded subject to the suspensive condition regarding rezoning of the land and transfer of title deeds.	–	1
	Effective 2 December 2011, the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited were classified as held for sale. AngloGold Ashanti Holdings plc, a wholly owned subsidiary entered into a contractual agreement with Polyholding Limited relating to the disposal of these entities. A reversal of previous impairment losses recognised of $20m was recognised in share of equity-accounted investments' profit to increase the carrying amount of the investment to fair value less costs to sell (notes 8, 13 and 17). The transaction was completed on 8 February 2012.	–	20
	Total non-current assets held for sale (note 2)	–	21
25	**Share capital and premium**		
	Share capital		
	Authorised		
	600,000,000 ordinary shares of 25 SA cents each	23	23
	4,280,000 E ordinary shares of 25 SA cents each	–	–
	2,000,000 A redeemable preference shares of 50 SA cents each	–	–
	5,000,000 B redeemable preference shares of 1 SA cent each	–	–
		23	23
	Issued and fully paid		
	383,320,962 (2011: 382,242,343) ordinary shares of 25 SA cents each	16	16
	1,617,752 (2011: 2,582,962) E ordinary shares of 25 SA cents each	–	–
	2,000,000 (2011: 2,000,000) A redeemable preference shares of 50 SA cents each	–	–
	778,896 (2011: 778,896) B redeemable preference shares of 1 SA cent each	–	–
		16	16
	Treasury shares held within the group:		
	2,778,896 (2011: 2,778,896) A and B redeemable preference shares	–	–
	154,757 (2011: 326,906) ordinary shares	–	–
	917,752 (2011: 1,532,962) E ordinary shares	–	–
		16	16

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
25 Share capital and premium (continued)		
Share premium		
Balance at beginning of year	6,766	6,718
Ordinary shares issued	46	57
E ordinary shares issued and cancelled	(7)	(9)
	6,805	6,766
Less: held within the group		
Redeemable preference shares	(53)	(53)
Ordinary shares	(10)	(17)
E ordinary shares	(16)	(23)
Balance at end of year	6,726	6,673
Share capital and premium	**6,742**	**6,689**

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:
- an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payments of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:
- an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

Figures in million (US dollars)	2012	2011

26 Borrowings

Non-current

Unsecured

Debt carried at fair value

Mandatory convertible bonds – issued September 2010 (note 37) [1]	588	760

Quarterly coupons are paid at 6% per annum and the bonds are convertible into a variable number of shares ranging from 18,140,000 shares at a price equal to or less than $43.50 per share, to 14,511,937 shares at a price equal to or greater than $54.375 per share, each as calculated in accordance with the formula set forth in the bond agreement. The bonds are US dollar-based and are convertible into shares in September 2013.

The shareholders have authorised the convertible bonds to be settled in equity and do not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of shares deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided for in the bond agreement.

Debt carried at amortised cost

Rated bonds – issued July 2012 [2]	753	–

Semi-annual coupons are paid at 5.125% per annum. The bonds were issued on 30 July 2012, are repayable on 1 August 2022 and are US dollar-based.

Rated bonds – issued April 2010 [3]	996	996

Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% per annum on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.

3.5% Convertible bonds – issued May 2009 [4]	685	652

Semi-annual coupons are paid at 3.5% per annum. The bonds are convertible into ADSs up to May 2014 and are US dollar-based. The bonds are convertible, at the holders' option, at an initial price of $47.6126 per ADS.

AngloGold Ashanti Limited may redeem the bonds by giving between 30 and 90 days notice to the bondholders at any time after 11 June 2012, if the price of the ADSs exceeds 130% of the conversion price for more than 20 consecutive dealing days, five days prior to notice or at any time if conversion rights have been exercised or purchases effected on 85% of the bonds issued.

Syndicated revolving credit facility (A$600m) [5]	261	–

Interest charged at BBSY plus 2% per annum. The applicable margin is subject to a ratings grid. Loan is repayable in December 2015 and is Australian dollar-based. The loan is subject to debt covenant arrangements for which no default event occurred.

Grupo Santander Brasil	1	2

Interest charged at 8.11% per annum. Loans are repayable in monthly instalments terminating in November 2013 and April 2014 and are Brazilian real-based.

Brazilian Economic and Social Development Bank	1	1

Interest charged at a rate of 2.3% plus delta exchange rate on individual instalments per annum. Loans are repayable in monthly instalments terminating in April 2014 and are Brazilian real-based.

Banco de Desenvolvimento de Minas Gerais	1	1

Interest charged at a rate of 4.5% per annum. Loans are repayable in monthly instalments terminating in June 2020 and are Brazilian real-based.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
26 Borrowings (continued)		
Non-current (continued)		
Secured		
Finance leases		
Turbine Square Two (Pty) Limited	31	33
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 37).		
Caterpillar Financial Services Corporation	8	10
Interest charged at an average rate of 5.46% per annum. Loans are repayable in monthly instalments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans.		
Mazuma Capital Corporation	–	2
Interest charged at an average rate of 5.6% per annum. Loans were repaid in monthly instalments and terminated in November 2012 and were US dollar-based. The equipment financed was used as security for these loans.		
CSI Latina Arrendamento Mercantil S.A.	1	2
Interest charged at a rate of 10.4% per annum. Loans are repayable by December 2015 and are Brazilian real-based. The equipment financed is used as security for these loans.		
Navachab Lewcor Mining Contract	22	29
Interest charged at a rate of 8.4% per annum. Loans are repayable by April 2015 and are Namibian dollar-based. The equipment financed is used as security for these loans.		
California First National Bank	11	–
Interest charged at an average rate of 2.4% per annum. Loans are repayable in monthly instalments terminating in December 2019 and are US dollar-based. The equipment financed is used as security for these loans.		
Total non-current borrowings including current portion	3,359	2,488
Current portion of non-current borrowings included in current liabilities	(635)	(32)
Total non-current borrowings	2,724	2,456
Current		
Current portion of non-current borrowings included above	635	32
Unsecured		
Senior floating rate notes – DMTNP	84	–
Senior fixed rate notes – DMTNP	36	–
FirstRand Bank Limited demand facility	59	–
Other loans	45	–
Total current borrowings	859	32
Total borrowings (notes 36 and 37)	3,583	2,488

Figures in million (US dollars)	2012	2011
26 Borrowings (continued)		
Amounts falling due		
Within one year	859	32
Between one and two years	699	773
Between two and five years	277	672
After five years	1,748	1,011
(notes 36 and 37)	3,583	2,488
Currency		
The currencies in which the borrowings are denominated are as follows:		
US dollar	3,086	2,420
Australian dollar	261	–
SA rand	210	33
Brazilian real	4	6
Namibian dollar	22	29
(notes 36 and 37)	3,583	2,488
Undrawn facilities		
Undrawn borrowing facilities as at 31 December are as follows:		
Syndicated revolving credit facility ($1bn) – US dollar	1,000	1,000
Syndicated revolving credit facility (A$600m) – Australian dollar	359	617
FirstRand Bank Limited – US dollar	–	50
Absa Bank Limited – US dollar	–	42
Nedbank Limited – US dollar	–	2
FirstRand Bank Limited – SA rand	30	14
Standard Bank of South Africa Limited – SA rand	–	23
Nedbank Limited – SA rand	–	13
Absa Bank Limited – SA rand	–	4
	1,389	1,765
[1] **Mandatory convertible bonds – issued September 2010**		
Senior unsecured fixed-rate bonds	586	758
Accrued interest	2	2
	588	760
[2] **Rated bonds – issued July 2012**		
Senior unsecured fixed-rate bonds	750	–
Unamortised discount and bond issue costs	(13)	–
	737	–
Accrued interest	16	–
	753	–
[3] **Rated bonds – issued April 2010**		
Senior unsecured fixed-rate bonds	1,000	1,000
Unamortised discount and bond issue costs	(15)	(16)
	985	984
Accrued interest	11	12
	996	996

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
26 Borrowings (continued)		
(4) **3.5% Convertible bonds – issued May 2009**		
Senior unsecured fixed-rate bonds	733	733
Unamortised discount and bond issue costs	(51)	(84)
	682	649
Accrued interest	3	3
	685	652
(5) **Syndicated revolving credit facility (A$600m)**		
Drawn down	266	–
Unamortised loan issue costs	(5)	–
	261	–
27 Environmental rehabilitation and other provisions		
Environmental rehabilitation obligations		
Provision for decommissioning		
Balance at beginning of year	240	213
Change in estimates [1]	53	32
Acquisition of subsidiary (note 33)	6	–
Unwinding of decommissioning obligation (note 7)	11	12
Translation	(4)	(17)
Balance at end of year	306	240
Provision for restoration		
Balance at beginning of year	507	338
Charge to income statement	18	8
Change in estimates [1]	(16)	180
Acquisition of subsidiary (note 33)	34	–
Unwinding of restoration obligation (note 7) [2]	18	17
Utilised during the year	(21)	(18)
Translation	(5)	(18)
Balance at end of year	535	507
Other provisions		
Balance at beginning of year	35	38
Charge to income statement	45	21
Change in estimates	(2)	–
Acquisition of subsidiary (note 33)	346	–
Transfer to trade and other payables	(4)	(5)
Unwinding of other provisions (note 7)	1	–
Utilised during the year	(10)	(15)
Translation	(14)	(4)
Balance at end of year	397	35

Figures in million (US dollars)	2012	2011
27 Environmental rehabilitation and other provisions (continued)		
Other provisions comprise the following:		
– provision for labour, environmental, tax and civil court settlements [(3)]	32	34
– provision for employee compensation claims in Australasia [(4)]	–	1
– commodity contract [(5)]	365	–
	397	35
Total environmental rehabilitation and other provisions	1,238	782

(1) The change in estimates relates to changes in mine plans resulting in accelerated cash flows, changes in economic assumptions and discount rates and changes in design of tailings storage facilities and in methodology following requests from the environmental regulatory authorities. These provisions are expected to unwind beyond the end of the life of mine.

(2) Included in unwinding of restoration obligation is $1m (2011: $2m) which is recoverable from a third party. The asset is included in trade and other receivables.

(3) Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and shareholder claim related to stamp duties. The liability is expected to be settled over the next two-to five-year period.

(4) Comprises an estimate of potential workers compensation liability in Australasia based on claims with regard to work-related incidents. The liability is expected to be settled in the next three-to five-year period.

(5) Chemwes (Pty) Limited, a subsidiary of First Uranium (Pty) Limited acquired by AngloGold Ashanti Limited during 2012, agreed to sell 25% of its production, capped at 312,500oz from 1 January 2012, to Franco-Nevada (Barbados) Corporation. Franco Nevada is required to pay $400/oz which inflates at 1% compounded annually from 2013. These factors were considered in determining the commodity contract obligation. The provision is calculated as the present value of the portion which is deemed onerous in light of the current market conditions. As at 31 December 2012, the remaining production due to Franco Nevada is 292,672oz. Also included are future royalty obligations to Buffelsfontein Gold Mines and Premier Royalty Company of $24m and environmental legal claims of $3m.

Figures in million (US dollars)	2012	2011
28 Provision for pension and post-retirement benefits		
Defined benefit plans		
The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:		
AngloGold Ashanti Limited Pension Fund	24	23
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	183	157
Other defined benefit plans [(1)]	14	12
Sub-total	221	192
Transferred to other non-current assets (note 20):		
– Post-retirement medical scheme for Rand Refinery employees	–	2
– Ashanti Retired Staff Pension Plan	–	1
	221	195
[(1)] Other defined benefit plans comprise the following:		
– Ashanti Retired Staff Pension Plan (asset)	–	(1)
– Obuasi Mines Staff Pension Scheme	11	11
– Post-retirement medical scheme for Rand Refinery employees (asset)	–	(2)
– Retiree Medical Plan for North American employees	2	3
– Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	1	1
	14	12

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
28 Provision for pension and post-retirement benefits (continued)		

AngloGold Ashanti Limited Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2012 was completed at the beginning of 2013 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.

A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2011 was completed in May 2012. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2014 and is expected to be submitted to the Registrar of Pension Funds during 2015.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:

	2012	2011
Benefit obligation		
Balance at beginning of year	307	334
Current service cost	7	7
Interest cost	26	25
Participants' contributions	1	2
Actuarial loss	22	22
Benefits paid	(18)	(19)
Translation	(17)	(64)
Balance at end of year	328	307
Plan assets		
Balance at beginning of year	284	334
Expected return on plan assets	31	30
Actuarial gain (loss)	14	(6)
Company contributions	7	7
Participants' contributions	1	2
Benefits paid	(18)	(19)
Translation	(15)	(64)
Fair value of plan assets at end of year	304	284
Unfunded status at end of year	(24)	(23)
Net amount recognised	(24)	(23)

Figures in million (US dollars)	2012	2011
28 Provision for pension and post-retirement benefits (continued)		
AngloGold Ashanti Limited Pension Fund (continued)		
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows: (continued)		
Components of net periodic benefit cost		
Interest cost	26	25
Current service cost	7	7
Expected return on assets	(31)	(30)
Net periodic benefit cost	2	2
Assumptions		
Assumptions used to determine benefit obligations at the end of the year are as follows:		
Discount rate	8.25%	8.75%
Rate of compensation increase [1]	8.00%	8.00%
Expected long-term return on plan assets [2]	10.53%	11.20%
Pension increase	5.40%	5.40%
Plan assets		
AngloGold Ashanti Limited's pension plan asset allocations at the end of the year, by asset category, are as follows:		
Equity securities	56%	56%
Debt securities	38%	37%
Other	6%	7%
	100%	100%

(1) The short-term compensation rate increase is 5.5% (2011: 7.5%) and the long-term compensation rate increase is 8.0% (2011: 8.0%).

(2) The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.

Investment policy

The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

28 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

Investment policy (continued)

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

	Number of shares	Percentage of total assets	Fair value (US dollars million)	Number of shares	Percentage of total assets	Fair value (US dollars million)
		2012			2011	
Related parties						
Investments held in related parties are summarised as follows:						
Equity securities						
AngloGold Ashanti Limited	184,432	1.9%	6	100,079	1.5%	4
Other investments exceeding 5% of total plan assets						
Bonds						
IFM Corporate Bond Unit Trust	271,680,384	11.4%	35	287,226,346	12.7%	36
Allan Gray Orbis Global Equity Fund	224,509	9.5%	29	242,110	9.5%	27
Contrarius Global Equity Fund	1,151,413	9.2%	28	1,251,535	9.1%	26
			92			89

Cash flows

Contributions

AngloGold Ashanti Limited expects to contribute $5m (2012: $5m) to its pension plan in 2013.

Figures in million (US dollars)	2012
Estimated future benefit payments	
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2013	19
2014	20
2015	20
2016	21
2017	21
Thereafter	227

Figures in million (US dollars)	2012	2011

28 Provision for pension and post-retirement benefits (continued)

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2012.

Information with respect to the defined benefit liability is as follows:

Benefit obligation

	2012	2011
Balance at beginning of year	157	176
Current service cost	1	1
Recognition of past service cost	22	–
Interest cost	13	13
Benefits paid	(15)	(13)
Actuarial loss	13	11
Translation	(8)	(31)
Balance at end of year	183	157
Unfunded status at end of year	(183)	(157)
Net amount recognised	(183)	(157)

Components of net periodic benefit cost

	2012	2011
Current service cost	1	1
Interest cost	13	13
Recognition of past service cost	22	–
Net periodic benefit cost	36	14

Assumptions

Assumptions used to determine benefit obligations at the end of the year are as follows:

	2012	2011
Discount rate	7.75%	8.75%
Expected increase in health care costs	7.00%	7.50%

Assumed health care cost trend rates at 31 December:

	2012	2011
Health care cost trend assumed for next year	7.00%	7.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.00%	7.50%

	1% point increase
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:	
Effect on total service and interest cost	1
Effect on post-retirement benefit obligation	5

	1% point decrease
Effect on total service and interest cost	(1)
Effect on post-retirement benefit obligation	(16)

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
28 Provision for pension and post-retirement benefits (continued)		
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)		
Cash flows		
Contributions		
AngloGold Ashanti Limited expects to contribute $12m (2012: $12m) to the post-retirement medical plan in 2013.		
Estimated future benefit payments		
The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:		
2013	12	
2014	13	
2015	14	
2016	15	
2017	15	
Thereafter	114	
Other defined benefit plans		
Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for North American employees, the Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Retiree Medical Plan for Nufcor South Africa employees.		
Information in respect of other defined benefit plans for the year ended 31 December 2012 has been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost and is as follows:		
Benefit obligation		
Balance at beginning of year	21	22
Interest cost	1	1
Actuarial loss	1	–
Disposal of subsidiary (note 33)	(2)	–
Benefits paid	(2)	(2)
Translation	(1)	–
Balance at end of year	18	21
Plan assets		
Fair value of plan assets at beginning of year	9	10
Expected return on plan assets	–	1
Disposal of subsidiary (note 33)	(4)	–
Translation	(1)	(2)
Fair value of plan assets at end of year	4	9

Figures in million (US dollars)	2012	2011
28 Provision for pension and post-retirement benefits (continued)		
Other defined benefit plans (continued)		
Information in respect of other defined benefit plans is as follows: (continued)		
Net amount recognised analysed as follows:	(14)	(12)
– funded plans	–	2
– unfunded plans	(14)	(14)
Components of net periodic benefit cost		
Interest cost	1	1
Expected return on plan assets	–	(1)
Net periodic benefit cost	1	–

Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The companies do not make contributions to these plans.

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

	2012
2013	2
2014	1
2015	1
2016	1
2017	1
Thereafter	12

Five-year defined benefit plan disclosure

Figures in million (US dollars)	2012	2011	2010	2009	2008
AngloGold Ashanti Limited Pension Fund					
Defined benefit obligation	328	307	334	269	199
Plan assets	(304)	(284)	(334)	(274)	(188)
Net unfunded (funded)	24	23	–	(5)	11
Experience adjustments on plan liabilities	(1)	4	–	3	17
Experience adjustments on plan assets	(14)	7	(11)	(12)	33
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees					
Defined benefit obligation	183	157	176	147	113
Unfunded	183	157	176	147	113
Experience adjustments on plan liabilities	2	5	1	16	6
Other defined benefit plans					
Defined benefit obligation	18	21	22	18	17
Plan assets	(4)	(9)	(10)	(8)	(6)
Unfunded	14	12	12	10	11
Experience adjustments on plan liabilities	1	1	5	–	1
Experience adjustments on plan assets	–	–	–	–	1

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

28 Provision for pension and post-retirement benefits (continued)

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $69m (2011: $64m).

South Africa

AngloGold Ashanti Limited's operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, TauTona, First Uranium SA, Corporate and Other) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $46m (2011: $48m).

Continental Africa

AngloGold Ashanti Limited's mines in Ghana (Iduapriem and Obuasi) contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana government treasury instruments, fixed term deposits and other investments. The cost of these contributions was $10m (2011: $3m).

AngloGold Ashanti Limited's mine in Guinea (Siguiri) contributes to a provident plan for their employees which is a defined contribution plan. The funds are administered by Boards of Trustees and invest mainly in Guinea government treasury instruments, fixed term deposits and other investments. The cost of these contributions was $2m (2011: $2m).

At AngloGold Ashanti Limited's mine in Namibia (Navachab) the employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life Assurance Company (Namibia) Limited. Both the company and the employees contribute to this fund. The cost to the group of all these contributions amounted to $2m (2011: $2m).

AngloGold Ashanti Limited's mine in Tanzania (Geita) does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee's choice, and the company also makes a contribution on the employee's behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The company makes no contribution towards any retirement schemes for contracted expatriate employees. The company contributes to the NSSF on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF. The NSSF also administers this fund.

Australasia

AngloGold Ashanti Limited's mines in Australia (Sunrise Dam and Tropicana) contribute to various approved superannuation funds for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. The contributions by the operations are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of all these contributions amounted to $6m (2011: $5m).

Americas

AngloGold Ashanti Limited's mine in North America (Cripple Creek & Victor) sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti Limited USA. AngloGold Ashanti Limited USA's contributions were $2m (2011: $2m).

AngloGold Ashanti Limited's mines in Brazil (AngloGold Ashanti Córrego do Sitío Mineração and Serra Grande) operate defined contribution arrangements for their employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Benefício Livre) fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Previdência e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Contributions amounted to $1m (2011: $2m).

28 Provision for pension and post-retirement benefits (continued)

Defined contribution funds (continued)

Americas (continued)

AngloGold Ashanti Limited's mine in Argentina (Cerro Vanguardia) does not have a retirement scheme for employees. Argentine nationals contribute to the obligatory Régimen Previsional Público fund which is administered by the state through the National Administrators of the Social Security (ANSES). Employees in Argentina contribute 11% of their salaries towards the Régimen Previsional Público fund and the company makes a contribution of 17% of an employee's salary to the same fund.

AngloGold Ashanti Limited's operations in Colombia offer an optional defined contribution plan to their employees. The employees can contribute up to 10% of their salary and the company contributes 50% of this amount. On termination of employment the participant may apply to withdraw from the fund.

Figures in million (US dollars)	2012	2011
29 Deferred taxation		
Deferred taxation relating to temporary differences is made up as follows:		
Liabilities		
Tangible assets	1,530	1,540
Inventories	63	18
Derivatives	2	8
Other	15	4
	1,610	1,570
Assets		
Provisions	511	406
Derivatives	1	1
Tax losses	109	82
Other	17	2
	638	491
Net deferred taxation liability	972	1,079
Included in the statement of financial position as follows:		
Deferred tax assets	96	79
Deferred tax liabilities	1,068	1,158
Net deferred taxation liability	972	1,079
The movement on the deferred tax balance is as follows:		
Balance at beginning of year	1,079	880
Income statement movement	(91)	316
Taxation on items included in other comprehensive income	(2)	(6)
Acquisition of subsidiary (note 33)	8	–
Disposal of subsidiary (note 33)	(2)	–
Translation	(20)	(111)
Balance at end of year	972	1,079

Provision has been made for South African income tax or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures, where the group is able to assert that the undistributed earnings are not permanently reinvested. In all other cases, the foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $462m (2011: $554m).

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
30 Trade, other payables and deferred income		
Non-current		
Accruals	9	9
Deferred income	1	3
Other payables	–	2
	10	14
Current		
Trade payables	590	473
Accruals	325	257
Deferred income	3	6
Other payables	61	15
	979	751
Total trade, other payables and deferred income	989	765

Current trade and other payables are non-interest bearing and are normally settled within 60 days.

Figures in million (US dollars)	2012	2011
31 Taxation		
Balance at beginning of year	120	107
Refunds during the year	54	98
Payments during the year	(507)	(477)
Provision during the year	413	407
Disposal of subsidiary (note 33)	(4)	–
Translation	(11)	(15)
Balance at end of year	65	120
Included in the statement of financial position as follows:		
Taxation asset included in trade and other receivables	52	35
Taxation liability	117	155
	65	120

Figures in million (US dollars)	2012	2011
32 Cash generated from operations		
Profit before taxation	1,171	2,321
Adjusted for:		
Movement on non-hedge derivatives and other commodity contracts (note 36)	35	1
Amortisation of tangible assets (notes 4, 9 and 15)	793	768
Finance costs and unwinding of obligations (note 7)	231	196
Environmental, rehabilitation and other expenditure	(17)	171
Special items	402	(93)
Amortisation of intangible assets (notes 4 and 16)	5	2
Deferred stripping	(24)	19
Fair value adjustment on option component of convertible bonds	(83)	(84)
Fair value adjustment on mandatory convertible bonds	(162)	(104)
Interest received (note 3)	(43)	(52)
Share of equity-accounted investments' loss (profit) (note 8)	28	(73)
Other non-cash movements	65	21
Movements in working capital	(218)	(170)
	2,183	2,923
Movements in working capital:		
Increase in inventories	(324)	(236)
Increase in trade and other receivables	(110)	–
Increase in trade and other payables	216	66
	(218)	(170)

Figures in million (US dollars)	2012
33 Business combinations	

Acquisition of First Uranium (Pty) Limited

On 20 July 2012, AngloGold Ashanti Limited acquired the entire share capital of First Uranium (Pty) Limited, a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine Waste Solutions, a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities, for an aggregate cash consideration of $335m. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for using the acquisition method.

The fair value of the identifiable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:

	2012
Assets	
Tangible assets (note 15)	616
Other investments (note 18)	3
Deferred tax (note 29)	52
Inventories	134
Trade and other receivables	2
Cash restricted for use	3
Cash and cash equivalents	5
	815

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012
33 Business combinations (continued)	
Liabilities	
Environmental rehabilitation and other provisions (note 27)	386
Loans from group companies	204
Deferred tax (note 29)	60
Trade and other payables	48
	698
Total identifiable net assets at fair value	117
Purchase consideration	131
Goodwill recognised on acquisition (note 16)	14
Analysis of cash flows on acquisition:	
Net cash acquired with the subsidiary	5
Cash paid – share capital acquired	(131)
Cash paid – loan acquired	(204)
	(330)

Since acquisition, First Uranium (Pty) Limited has contributed $41m of revenue and a profit of less than $1m to the net profit before tax of the group. If the combination had taken place at the beginning of the year, applying the group accounting policies, the group's profit for the year would have been $854m and revenue would have been $6,697m.

The transaction costs of $3m have been expensed and are included in administrative expenses in the income statement and are part of operating activities in the statement of cash flows.

The goodwill of $14m arising from the acquisition consists largely of the expected synergies arising from the immediate proximity of AngloGold Ashanti Limited's own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold Ashanti Limited's Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti Limited's tailings will reduce the environmental liability associated with those tailings. In addition, the company is able to utilise its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both AngloGold Ashanti Limited and First Uranium (Pty) Limited tailings alike.

None of the goodwill recognised is expected to be deductible for income tax purposes. There have been no significant movements in goodwill or provisions except for the fair value movements related to the commodity contract since the date of acquisition.

Financial assets acquired includes trade and other receivables with a fair value of $2m. All trade and other receivables are expected to be collectible.

Figures in million (US dollars)	2012

33   Business combinations (continued)

Part disposal of Rand Refinery Limited

In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Refinery Limited (Rand Refinery) for a total cash consideration of $6m. At year-end AngloGold Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate.

The carrying value of the identifiable assets and liabilities of Rand Refinery as at the date of disposal was:

Assets	
Tangible assets (note 15)	53
Other non-current assets (note 28)	2
Non-current assets held for sale	1
Inventories	22
Trade and other receivables	13
Cash and cash equivalents	31
	122
Liabilities	
Deferred tax (note 29)	2
Trade and other payables	22
Taxation (note 31)	4
	28
Total identifiable net assets	94
Consideration received	6
Fair value of residual value of investment (note 17)	57
Non-controlling interest	45
Less: net assets disposed	(94)
Total gain on disposal	14
Total gain on disposal	14
Realised gain	5
Unrealised gain	9

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (US dollars)	2012	2011
34 Related parties		
Material related party transactions were as follows (not attributable):		
Sales and services rendered to related parties		
Joint ventures	18	18
Purchases and services acquired from related parties		
Associates	4	6
Outstanding balances arising from the sale of goods and services due by related parties		
Joint ventures	2	3
Amounts owed to/due by related parties above are unsecured and non-interest bearing.		
Loans advanced to associates		
Oro Group (Pty) Limited	2	1
The loan bears a market related interest rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at its discretion.		
Trans-Siberian Gold plc	–	3
The loan was unsecured, carried interest at 8% per annum and was converted into ordinary shares during 2012.		
Loans advanced to joint ventures		
Société d'Exploitation des Mines d'Or de Sadiola S.A.	36	–
The loan is repayable on demand and bears interest at LIBOR plus 2% per annum.		
Société d'Exploitation des Mines d'Or de Yatela S.A.	–	–
A loan of $12m (2011: nil) is repayable on demand and bears interest at LIBOR plus 2% per annum. The loan was fully impaired during 2012.		
AuruMar (Pty) Limited	2	5
The loan is interest free and has no fixed terms of repayment.		
Thani Ashanti Alliance Limited	–	20
The loan bears interest at JIBAR plus 0.95% per annum. The loan was fully impaired during 2012.		
Loans advanced to associates and joint ventures are included in the carrying value of investments in equity-accounted associates and joint ventures (note 17).		
Details of guarantees to related parties are included in note 35.		
Directors and other key management personnel		
Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in the Remuneration and Directors' reports.		
Compensation to directors and other key management personnel includes the following:		
– short-term employee benefits	17	20
– post-employment benefits	2	1
– share-based payments	9	3
	28	24

Figures in million (US dollars)	2012	2011

35 Contractual commitments and contingencies

Operating leases

At 31 December 2012, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

Expiry:

	2012	2011
– within one year	22	23
– between one and two years	3	1
– between two and five years	4	1
– after five years	3	–
	32	25

Finance leases

The group has finance leases for plant and equipment and buildings. The leases for plant and equipment and buildings have terms of renewal but no purchase options. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Figures in million (US dollars)	2012		2011	
Within one year	20	15	20	14
After one year but not more than five years	44	32	50	35
More than five years	32	26	35	27
Total minimum lease payments	96	73	105	76
Amounts representing finance charges	(23)	–	(29)	–
Present value of minimum lease payments	73	73	76	76

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

35 Contractual commitments and contingencies (continued)

Figures in million (US dollars)	2012	2011
Capital commitments		
Acquisition of tangible assets		
Contracted for	1,075	202
Not contracted for	2,242	1,128
Authorised by the directors	3,317	1,330
Allocated to:		
Project capital		
– within one year	1,092	832
– thereafter	1,708	46
	2,800	878
Stay-in-business capital		
– within one year	517	421
– thereafter	–	31
	517	452
Share of underlying capital commitments of joint ventures included above	749	14
Purchase obligations		
Contracted for		
– within one year	643	334
– thereafter	102	129
	745	463

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

35 Contractual commitments and contingencies (continued)

Contingencies

Figures in million (US dollars)	Guarantees and contingencies	Liabilities included in the statement of financial position	Guarantees and contingencies	Liabilities included in the statement of financial position
	2012		**2011**	
Contingent liabilities				
Groundwater pollution [1]	–	–	–	–
Deep groundwater pollution – South Africa [2]	–	–	–	–
Indirect taxes – Ghana [3]	23	–	12	–
Occupational Diseases in Mines and Works Act (ODMWA) litigation [4]	–	–	–	–
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda [5]	38	–	29	–
Sales tax on gold deliveries – Mineração Serra Grande S.A. [6]	156	–	88	–
Other tax disputes – Mineração Serra Grande S.A. [7]	19	–	9	–
Tax dispute – AngloGold Ashanti Colombia S.A. [8]	161	–	–	–
Contingent assets				
Indemnity – Kinross Gold Corporation [9]	(90)		–	
Royalty – Boddington Gold Mine [10]	–		–	
Royalty – Tau Lekoa Gold Mine [11]	–		–	
Guarantees				
Financial guarantees				
Oro Group (Pty) Limited [12]	12	–	12	–
Hedging guarantees				
AngloGold South America [13]	–	–	–	–
AngloGold USA Trading Company [13]	–	–	–	–
Cerro Vanguardia S.A. [13]	–	–	–	–
	319	–	150	–

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

35 Contractual commitments and contingencies (continued)

Contingent liabilities

[1] Groundwater pollution – AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the extent of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

[2] Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

[3] Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $23m (2011: $12m). Management is of the opinion that the indirect taxes were not properly assessed and the company has lodged an objection.

[4] Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.

In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately $9m. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to estimate its share of the amounts claimed.

35 Contractual commitments and contingencies (continued)

Contingent liabilities (continued)

[5] Other tax disputes – In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $21m (2011: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited's subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m (2011: $8m). Management is of the opinion that these taxes are not payable.

[6] Sales taxes on gold deliveries – In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $96m (2011: attributable share $54m) and $60m (2011: attributable share $34m) respectively. In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case), and June 2012 (second case), the administrative council's full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. Both cases have been remitted to the COMEX and are under review. The company believes both assessments are in violation of federal legislation on sales taxes. A date has not been set for a hearing before the COMEX.

[7] Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $19m (2011: attributable share $9m).

[8] Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company's tax treatment of certain items in the 2011 and 2010 income tax returns. The company believes that the tax legislation has been correctly applied. The company is considering defending AGAC's position. An estimated additional tax of $26m will be payable if the tax returns are amended. Penalties and interest for the additional tax are expected to be $135m, based on Colombian tax law.

Contingent assets

[9] Indemnity – As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m ($90m at 31 December 2012 exchange rates) against the specific exposures discussed in items 6 and 7 above.

[10] Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's total cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, of which $60m has been received to date. Royalties of $18m (2011: $38m) were recorded during the year.

[11] Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 304,643oz produced have been received to date. Royalties of $5m (2011: $5m) were received during the year.

Guarantees

[12] Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m (2011: $12m). The suretyship agreements have a termination notice period of 90 days.

[13] The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. As at 31 December 2012 and 2011, the group had no open gold hedge contracts.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

36   Financial risk management activities

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the group

Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the group's counterparties.

The financial risk management objectives of the group are defined as follows:
- safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.

Cash flow hedges

The group's cash flow hedges consist of a foreign exchange forward contract that is used to protect against exposures to variability in future foreign exchange and capital expenditure cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and reclassified to earnings as an adjustment to depreciation expense pertaining to capital expenditure, when the forecast transactions affect the income statement.

The group does not have any cash flow hedge contracts relating to product sales as at 31 December 2012. Cash flow hedge losses pertaining to capital expenditure of $3m as at 31 December 2012 (2011: $3m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense until 2019.

The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the years 31 December 2012 and 2011, no gains or losses were recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.

Figures in million (US dollars)	2012	2011

36 Financial risk management activities (continued)

Non-hedge derivatives

Loss on non-hedge derivatives and other commodity contracts is summarised as follows:

	2012	2011
Loss on unrealised non-hedge derivatives and other commodity contracts	(35)	(1)
Loss on non-hedge derivatives and other commodity contracts per the income statement (note 32)	(35)	(1)

The loss on non-hedge derivatives and other commodity contracts was $35m (2011: $1m). This is mainly as a result of normal revaluation of commodity contracts resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities.

Net open hedge position as at 31 December 2012

The group had no outstanding commitments against future production potentially settled in cash.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 26 and 37).

The following are the contractual maturities of financial liabilities, including interest payments

Financial liabilities

2012	Within one year		Between one and two years		Between two and five years		After five years		Total
	million	Effective rate %	million	Effective rate %	million	Effective rate %	million	Effective rate %	million
Derivatives	–		–		–		1		1
Financial guarantees [1]	12		–		–		–		12
Trade and other payables	949		–		–		–		949
Borrowings	1,008		876		585		2,477		4,946
– In USD	793	5.1	848	4.9	293	5.5	2,450	5.5	4,384
– AUD in USD equivalent	13	5.1	13	5.1	273	5.1	–		299
– ZAR in USD equivalent	189	6.3	4	9.8	15	9.8	27	9.8	235
– BRL in USD equivalent	3	8.0	1	7.5	–		–		4
– NAD in USD equivalent	10	8.4	10	8.4	4	8.4	–		24

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

36 Financial risk management activities (continued)

The following are the contractual maturities of financial liabilities, including interest payments

Financial liabilities (continued)

2011	Within one year million	Effective rate %	Between one and two years million	Effective rate %	Between two and five years million	Effective rate %	After five years million	Effective rate %	Total million
Derivatives	–		–		–		1		1
Financial guarantees [(1)]	12		–		–		–		12
Trade and other payables	753		–		–		–		753
Borrowings	152		928		949		1,625		3,654
– In USD	136	5.2	911	5.1	921	5.5	1,590	5.7	3,558
– ZAR in USD equivalent	4	9.8	4	9.8	14	9.8	35	9.8	57
– BRL in USD equivalent	2	5.4	2	5.3	2	4.6	–		6
– NAD in USD equivalent	10	8.4	11	8.4	12	8.4	–		33

[(1)] Not included in the statement of financial position.

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Corporate Governance Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities.

The combined maximum credit risk exposure of the group is as follows:

Figures in million (US dollars)	2012	2011
Other investments	96	95
Other non-current assets	7	6
Trade and other receivables	183	126
Cash restricted for use (note 22)	64	58
Cash and cash equivalents (note 23)	892	1,112
Total financial assets	1,242	1,397
Financial guarantees	12	12
Total	1,254	1,409

In addition, the group has guaranteed the hedging commitments of several subsidiary companies as disclosed in note 35.

Trade and other receivables that are past due but not impaired totalled $84m (2011: $30m). Other receivables that are impaired totalled $1m (2011: $14m) and other investments that are impaired totalled $16m (2011: $21m). No other financial assets are past due but not impaired.

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal receivables continue to be in a sound financial position.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

36 Financial risk management activities (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the group's financial instruments as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value
Figures in million (US dollars)	2012		2011	
Financial assets				
Other investments (note 18)	167	171	186	180
Other non-current assets	7	7	6	6
Trade and other receivables	183	183	126	126
Cash restricted for use (note 22)	64	64	58	58
Cash and cash equivalents (note 23)	892	892	1,112	1,112
Financial liabilities				
Borrowings (note 26)	3,583	3,730	2,488	2,647
Trade and other payables	949	949	753	752
Derivatives	10	10	93	93

The amounts in the table above do not necessarily agree with the totals in the notes as only financial assets and financial liabilities are shown.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use and cash and cash equivalents

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Trade and other receivables and trade and other payables

The fair value of the non-current portion of trade and other receivables and trade and other payables has been calculated using market interest rates.

Investments and other non-current assets

Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investments are carried at cost or fair value. Unlisted investments for which fair value can be reliably measured are carried at fair value while other unlisted investments for which there is no active market and fair value cannot be reliably measured are carried at cost.

Borrowings

The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market value at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Mandatory convertible bonds carried at fair value

In September 2010, the group issued mandatory convertible bonds at a coupon rate of 6% due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of shares ranging from 18,140,000 at a share price equal to or less than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

36 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Mandatory convertible bonds carried at fair value (continued)

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The shareholders have authorised that the convertible bonds will be settled in equity and do not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the group has chosen to recognise the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognised may differ from the principal amount.

Other convertible bonds that have been issued by the group will only be settled in equity if future events, outside the group's control, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognised at amortised cost.

In determining the fair value liability of the mandatory convertible bonds, the group has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the group is to recognise interest expense separately from the fair value adjustments in the income statement. Interest is recognised on the yield to maturity basis determined at the date of issue, which was 4.55%.

The contractual principal amount of the mandatory convertible bonds is $789m provided the calculated share price of the group is within the range of $43.50 to $54.375. If the calculated share price is below $43.50 the group will recognise a gain on the principal amount; if it is above $54.375, the group will recognise a loss. As at 31 December 2012, the actual share price was $31.37 (2011: $42.45).

The total fair value of the mandatory convertible bonds on 15 September 2010 (date of issue) amounted to $819m. A bond issue discount of $30m was recognised in special items in the income statement. The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk as at 31 December 2012 and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The following inputs were used in the valuation of the conversion features of convertible bonds as at 31 December:

	2012	2011
Market quoted bond price (percent)	103.9	111.5
Fair value of bonds excluding conversion feature (percent)	102.6	98.9
Fair value of conversion feature (percent)	1.3	12.6
Total issued bond value ($ million)	732.5	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

36 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Derivatives (continued)

Derivative assets (liabilities) comprise the following:

Figures in million (US dollars)	Assets non-hedge accounted	Liabilities non-hedge accounted
	2012	
Embedded derivatives	–	(1)
Option component of convertible bonds	–	(9)
Total derivatives	–	(10)

Figures in million (US dollars)		
	2011	
Embedded derivatives	–	(1)
Option component of convertible bonds	–	(92)
Total derivatives	–	(93)

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Figures in million (US dollars)		**2012**				**2011**		
Assets measured at fair value								
Available-for-sale financial assets								
Equity securities	69	2	–	71	82	–	–	82
Liabilities measured at fair value								
Financial liabilities at fair value through profit or loss								
Option component of convertible bonds	–	9	–	9	–	92	–	92
Embedded derivatives	–	1	–	1	–	1	–	1
Mandatory convertible bonds	588	–	–	588	760	–	–	760

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

36 Financial risk management activities (continued)

Sensitivity analysis

Derivatives

The group monitors the sensitivity of the convertible bonds to changes in the AngloGold Ashanti Limited's share price which is disclosed in the table below.

	Change in underlying factor	Change in fair value	Change in fair value
Figures in million (US dollars)	**2012**		**2011**
Convertible bonds			
AngloGold Ashanti Limited share price (US$)	Spot(+$5)	(14)	(23) [2]
AngloGold Ashanti Limited share price (US$)	Spot(-$5)	7	21 [2]

[2] Change in share price (+) of spot (+$3) and a change in share price (-) of spot (-$3).

Mandatory convertible bonds

The mandatory convertible bonds valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the NYSE and fluctuates with reference to the NYSE share price and market interest rates. A change of +$5 and -$5 in the AngloGold Ashanti Limited share price will generally impact the fair value of the mandatory convertible bond liability in a stable interest environment by +$72m and -$83m respectively.

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2012 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million	Change in interest rate %	Change in interest amount in currency million	Change in interest amount US dollars million
		2012			**2011**	
Financial assets						
USD denominated	1.00	6	6	1.00	5	5
ZAR denominated [3]	1.50	3	–	1.50	2	–
BRL denominated	2.50	1	–	2.50	1	1
NAD denominated	1.50	–	–	1.50	2	–
Financial liabilities						
AUD denominated	1.00	3	3	1.00	–	–

[3] This is the only interest rate risk for the company.

36 Financial risk management activities (continued)

Sensitivity analysis (continued)

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2012 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total	Change in exchange rate	Change in borrowings total
	2012		**2011**	
Borrowings				
USD denominated (R/$)	Spot (+R1)	–	Spot (+R1)	–
ZAR denominated (R/$)	Spot (+R1)	(22)	Spot (+R1)	(4)
BRL denominated (BRL/$)	Spot (+BRL0.25)	–	Spot (+BRL0.25)	(1)
NAD denominated (N/$)	Spot (+NAD1)	(2)	Spot (+NAD1)	(3)
AUD denominated (AUD/$)	Spot (+AUD0.05)	(13)	Spot (+AUD0.05)	–
USD denominated (R/$)	Spot (-R1)	–	Spot (-R1)	–
ZAR denominated (R/$)	Spot (-R1)	28	Spot (-R1)	5
BRL denominated (BRL/$)	Spot (-BRL0.25)	1	Spot (-BRL0.25)	1
NAD denominated (N/$)	Spot (-NAD1)	3	Spot (-NAD1)	4
AUD denominated (AUD/$)	Spot (-AUD0.05)	14	Spot (-AUD0.05)	–

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

37 Capital management

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

During the year the group had no major issuance of equity and utilised borrowings as its primary source of funding.

During December 2011, the group entered into a four-year unsecured syndicated revolving credit facility of A$600m with a group of banks which is currently charged at 200 basis points above BBSY. The interest margin will reduce should the group's credit rating improve from its current BBB-/Baa3 status and increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to foreign exchange gains/losses each quarter. The facility matures in December 2015.

During July 2012, the group completed the following key financing transactions:
- a $1bn five-year revolving credit facility with a syndicate of lenders which replaced its existing $1bn syndicated facility maturing in April 2014. Amounts may be repaid and reborrowed under the facility during its five-year term and the facility bears interest at LIBOR plus 1.5%; and
- an offering of $750m aggregate principal amount, unsecured notes due 2022 at 5.125%. The notes were issued at an issue price of 99.398%. The notes are fully and unconditionally guaranteed by the group.

GROUP – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

37 Capital management (continued)

During October 2012, the JSE granted AngloGold Ashanti Limited the listing of its Senior Unsecured Fixed Rate Notes of R300m, due 14 January 2013, and Senior Unsecured Floating Rate Notes of R700m, due 11 October 2013, under its R10bn Domestic Medium Term Note Programme dated 29 June 2012.

Gearing ratio (Net debt to EBITDA)

Figures in million (US dollars)	2012	2011
Borrowings (note 26)	3,583	2,488
Mandatory convertible bonds (note 26) [1]	(588)	(760)
Corporate office finance lease (note 26)	(31)	(33)
Unamortised portion of the convertible and rated bonds	53	85
Cash restricted for use (note 22)	(64)	(58)
Cash and cash equivalents (note 23)	(892)	(1,112)
Net debt	2,061	610
EBITDA [2]	2,397	3,014
Gearing ratio (Net debt to EBITDA)	0.86:1	0.20:1

[1] For the purposes of this note, the mandatory convertible bonds are treated as equity and excluded from borrowings in line with the banking agreement.

[2] Refer to Non-GAAP disclosure on page 193.

38 Recent developments

Syndicated bridge loan facility agreement

During February 2013, AngloGold Ashanti Limited entered into a syndicated bridge loan facility agreement pursuant to which a syndicate of banks agreed to make available $750m to AngloGold Ashanti Holdings plc. In the event AngloGold Ashanti Limited chooses to draw on the loan, the proceeds are to be applied towards the repayment of the $733m, 3.5% convertible bonds due in May 2014.

COMPANY – INCOME STATEMENT

For the year ended 31 December

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only. The functional currency of the company is South African rands.

Figures in million (SA rands)	Notes	2012	2011
Revenue	1	28,507	27,617
Gold income	1	16,070	18,610
Cost of sales	2	(10,807)	(10,708)
Gross profit		5,263	7,902
Corporate administration, marketing and other expenses		(1,218)	(1,324)
Exploration and evaluation costs		(211)	(143)
Other operating expenses	3	(244)	(39)
Special items	4	(793)	(268)
Operating profit		2,797	6,128
Dividends received	1	11,440	8,032
Impairments of investments in subsidiaries	13	(8,797)	(3,770)
Impairments of investments in associates	12	(4)	(17)
Loss on disposal of loan to joint venture	12	(17)	–
Interest received	1	113	142
Net inter-company management fee and interest		42	25
Exchange gain (loss)		154	(115)
Finance costs and unwinding of obligations	5	(128)	(120)
Profit before taxation	6	5,600	10,305
Taxation	8	157	(2,603)
Profit for the year		5,757	7,702

COMPANY – STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December

Figures in million (SA rands)	2012	2011
Profit for the year	5,757	7,702
Net loss on available-for-sale financial assets	(52)	(143)
Release on impairment of available-for-sale financial assets	40	156
	(12)	13
Actuarial loss recognised	(170)	(316)
Deferred taxation rate change thereon	(69)	–
Deferred taxation thereon	43	116
	(196)	(200)
Other comprehensive loss for the year, net of tax	(208)	(187)
Total comprehensive income for the year, net of tax	5,549	7,515

COMPANY – STATEMENT OF FINANCIAL POSITION

As at 31 December

Figures in million (SA rands)	Notes	2012	2011
ASSETS			
Non-current assets			
Tangible assets	10	17,049	15,493
Intangible assets	11	444	75
Investments in associates and joint venture	12	166	62
Investments in subsidiaries	13	51,144	46,893
Other investments	14	54	106
Investment in Environmental Rehabilitation Trust Fund	16	294	294
Trade and other receivables	18	184	244
		69,335	63,167
Current assets			
Inventories	15	969	637
Trade and other receivables	18	320	485
Intra-group balances	17	2,690	346
Cash restricted for use		10	9
Cash and cash equivalents	19	831	3,117
		4,820	4,594
Non-current assets held for sale	20	13	13
		4,833	4,607
Total assets		74,168	67,774
EQUITY AND LIABILITIES			
Share capital and premium	21	47,009	46,690
Retained earnings and other reserves		10,828	7,162
Total equity		57,837	53,852
Non-current liabilities			
Borrowings	22	259	265
Environmental rehabilitation provisions	23	1,105	1,237
Provision for pension and post-retirement benefits	24	1,757	1,451
Deferred taxation	25	3,858	4,388
		6,979	7,341
Current liabilities			
Borrowings	22	1,519	3
Trade and other payables	26	5,830	4,456
Intra-group balances	17	1,795	1,672
Taxation	27	208	450
		9,352	6,581
Total liabilities		16,331	13,922
Total equity and liabilities		74,168	67,774

COMPANY – STATEMENT OF CASH FLOWS

For the year ended 31 December

Figures in million (SA rands)	Notes	2012	2011
Cash flows from operating activities			
Receipts from customers		16,951	19,380
Payments to suppliers and employees		(11,474)	(10,072)
Cash generated from operations	28	5,477	9,308
Dividends received from subsidiaries		388	493
Taxation refund	27	–	502
Taxation paid	27	(663)	(823)
Net cash inflow from operating activities		5,202	9,480
Cash flows from investing activities			
Capital expenditure			
– project capital		(1,401)	(822)
– stay-in-business capital		(3,070)	(3,066)
Expenditure on intangible assets		(369)	(75)
Proceeds from disposal of tangible assets		–	43
Other investments acquired		–	(205)
Investments in associates and joint venture		(20)	(7)
Loan advanced to joint venture		(5)	–
Loan repaid by joint venture		5	–
Dividends received		59	–
Additional investment in subsidiaries		(5,518)	(1,528)
Proceeds from disposal of subsidiary		3,614	62
Intra-group loans advanced		(268)	–
Repayment of intra-group loans advanced		–	379
Interest received		94	138
Loans advanced		–	(150)
Repayment of loans advanced		–	27
Net cash outflow from investing activities		(6,879)	(5,204)
Cash flows from financing activities			
Proceeds from issue of share capital		17	70
Share issue expenses		–	(4)
Proceeds from borrowings		1,500	–
Repayment of borrowings		(3)	(700)
Finance costs paid		(28)	(39)
Dividends paid	9	(1,727)	(996)
Preference dividends paid	9	(368)	(490)
Net cash outflow from financing activities		(609)	(2,159)
Net (decrease) increase in cash and cash equivalents		(2,286)	2,117
Cash and cash equivalents at beginning of year		3,117	1,000
Cash and cash equivalents at end of year	19	831	3,117

COMPANY – STATEMENT OF CHANGES IN EQUITY

Figures in million (SA rands)	Share capital and premium	Other capital reserves [1]	Retained earnings	Available-for-sale reserve [2]	Actuarial (losses) gains	Total equity
Balance at 31 December 2010	46,345	720	650	(1)	(369)	47,345
Profit for the year			7,702			7,702
Other comprehensive income (loss)				13	(200)	(187)
Total comprehensive income (loss)	–	–	7,702	13	(200)	7,515
Shares issued	349					349
Share issue expenses	(4)					(4)
Share-based payments for share awards net of exercised		148				148
Deferred taxation thereon (note 25)		(15)				(15)
Dividends paid (note 9)			(996)			(996)
Preference dividends paid (note 9)			(490)			(490)
Balance at 31 December 2011	46,690	853	6,866	12	(569)	53,852
Profit for the year			5,757			5,757
Other comprehensive loss				(12)	(196)	(208)
Total comprehensive income (loss)	–	–	5,757	(12)	(196)	5,549
Shares issued	319					319
Share-based payments for share awards net of exercised		234				234
Deferred taxation thereon (note 25)		(22)				(22)
Dividends paid (note 9)			(1,727)			(1,727)
Preference dividends paid (note 9)			(368)			(368)
Balance at 31 December 2012	47,009	1,065	10,528	–	(765)	57,837

[1] Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2011: R141m) and equity items for share-based payments of R924m (2011: R712m).

[2] Available-for-sale reserve represents fair value gains or losses on available-for-sale assets.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31 December

Figures in million (SA rands)	2012	2011
1 **Revenue**		
Revenue consists of the following principal categories:		
Gold income	16,070	18,610
By-products (note 2)	783	760
Dividends received (note 28)	11,440	8,032
– dividends received from subsidiaries – in specie (notes 13)	10,843	7,539
– other dividends received	597	493
Management fees received	56	39
Royalties received (note 4)	45	34
Interest received (note 28)	113	142
– loans and receivables	19	3
– cash and cash equivalents	94	139
	28,507	27,617
2 **Cost of sales**		
Cash operating costs [(1)]	8,928	8,356
By-products revenue (note 1)	(783)	(760)
	8,145	7,596
Royalties	196	529
Other cash costs	58	32
Total cash costs	8,399	8,157
Retrenchment costs (note 7)	49	65
Rehabilitation and other non-cash costs	(85)	22
Production costs	8,363	8,244
Amortisation of tangible assets (notes 6, 10 and 28)	2,442	2,467
Total production costs	10,805	10,711
Inventory change	2	(3)
	10,807	10,708
[(1)] Cash operating costs comprise:		
– salaries and wages	4,891	4,390
– stores and other consumables	1,794	1,708
– fuel, power and water	1,729	1,474
– contractors	113	94
– services and other charges	401	690
	8,928	8,356
3 **Other operating expenses**		
Pension and medical defined benefit provisions	244	39

Figures in million (SA rands)	2012	2011
4 **Special items**		
Impairment and derecognition of tangible assets (note 10)	392	88
Impairments of other investments (note 14)	40	156
Impairment of other receivables (note 18)	319	15
Impairment of non-current assets held for sale (note 20)	–	2
Net loss on disposal and derecognition of land, mineral rights and tangible assets (note 10)	101	89
Profit on disposal of subsidiary ISS International Limited	–	(92)
Profit on partial disposal of Rand Refinery Limited	(39)	–
Black economic empowerment transaction modification costs for Izingwe (Pty) Limited (Izingwe) [1]	–	44
Royalties received (note 1)	(45)	(34)
Indirect tax expenses	25	–
	793	268

[1] Details of the black economic empowerment transaction for Izingwe has been disclosed in group note 11.

Figures in million (SA rands)	2012	2011
5 **Finance costs and unwinding of obligations**		
Finance costs		
Finance lease charges	26	25
Finance costs on corporate notes [1]	13	–
Finance costs on bank loans and overdrafts [1]	–	8
Other finance costs	2	4
	41	37
Unwinding of obligations		
Unwinding of decommissioning obligation (note 23)	54	50
Unwinding of restoration obligation (note 23)	33	33
Total unwinding of obligations	87	83
Total finance costs and unwinding of obligations (note 28)	128	120

[1] Finance costs have been determined using the effective interest rate method.

Figures in million (SA rands)	2012	2011
6 **Profit before taxation**		
Profit before taxation is arrived at after taking account of:		
Auditors' remuneration		
– audit fees	35	37
– under (over) provision prior year	1	(3)
– other audit-related fees [1]	34	49
	70	83
Amortisation of tangible assets		
– owned assets	2,424	2,451
– leased assets	18	16
(notes 2, 10 and 28)	2,442	2,467
Operating lease charges	52	44

[1] Other audit-related fees consist of fees charged for assurance and related services and include consultations concerning financial accounting and reporting standards, comfort letters and consents.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (SA rands)	2012	2011
7 Employee benefits		
Employee benefits including executive directors' and prescribed officers' salaries and other benefits	5,822	5,089
Health care and medical scheme costs		
– current medical expenses	454	402
– defined benefit post-retirement medical expenses	299	102
Pension and provident plan costs		
– defined contribution	352	316
– defined benefit pension plan	16	17
Retrenchment costs (note 2)	49	65
Share-based payment expense [1]	370	253
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	7,362	6,244
Actuarial defined benefit plan expense analysis		
Defined benefit post-retirement medical		
– current service cost	8	7
– interest cost	107	95
– recognised past service cost	184	–
	299	102
Defined benefit pension plan		
– current service cost	55	49
– interest cost	212	183
– expected return on plan assets	(251)	(215)
	16	17
Actual return on plan assets		
– South Africa defined benefit pension plan	367	165

Refer to the Remuneration report for details of directors' and prescribed officers' emoluments.

[1] Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R370m (2011: R253m) for the company is only in respect of awards made to employees of the company.

Figures in million (SA rands)	2012	2011
8 Taxation		
Current taxation		
Mining tax	418	890
Non-mining tax [1]	35	27
(Over) under provision prior year	(32)	18
(note 27)	421	935
Deferred taxation		
Temporary differences [2]	489	1,591
Change in estimated deferred tax rate [3]	(73)	77
Change in statutory tax rate [1] [4]	(994)	–
(note 25)	(578)	1,668
	(157)	2,603

Tax rate reconciliation

A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:

	%	%
Effective tax rate	(3)	25
Disallowable items	(1)	(3)
Impairment of investments in subsidiaries	(44)	(13)
Dividends received	57	27
Change in estimated deferred tax rate [3]	1	(1)
Change in statutory tax rate [1] [4]	18	–
Estimated corporate tax rate [1]	28	35

[1] During the financial year, there were changes in the South African statutory tax rates. These rate changes are summarised as follows:
Non-mining statutory tax rate 28% (2011: 35%); and
Maximum statutory mining tax rate 34% (2011: 43%) – refer mining formula in footnote 4.

[2] Included in temporary differences is a tax credit on the impairment, derecognition and disposal of tangible assets of R137m (2011: R81m).

[3] The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of R73m (2011: tax charge of R77m).

[4] Mining tax on mining income is determined according to a formula based on profit and revenue from mining operations.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. The company operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the mining tax rate is:

$Y = 34 - 170/X$ (2011: $Y = 43 - 215/X$)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

Figures in million (SA rands)	2012	2011
9 Dividends		
Ordinary shares		
No. 109 of 80 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011.	–	305
No. 110 of 90 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011.	–	343
No. 111 of 90 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011.	–	344
No. 112 of 200 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012.	765	–
No. 113 of 100 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012.	383	–
No. 114 of 100 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012.	383	–
No. 115 of 50 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012.	192	–
E ordinary shares		
No. E9 of 40 SA cents per share was declared on 15 February 2011 and paid on 18 March 2011.	–	1
No. E10 of 45 SA cents per share was declared on 2 August 2011 and paid on 9 September 2011.	–	2
No. E11 of 45 SA cents per share was declared on 7 November 2011 and paid on 9 December 2011.	–	1
No. E12 of 100 SA cents per share was declared on 14 February 2012 and paid on 16 March 2012.	2	–
No. E13 of 50 SA cents per share was declared on 8 May 2012 and paid on 8 June 2012.	1	–
No. E14 of 50 SA cents per share was declared on 3 August 2012 and paid on 14 September 2012.	1	–
No. E15 of 25 SA cents per share was declared on 6 November 2012 and paid on 14 December 2012.	–	–
	1,727	996
Preference shares		
Dividend number 27		
A preference dividends of 10,053 SA cents per share was declared and paid on 30 June 2011.	–	201
B preference dividends of 1,250 SA cents per share was declared and paid on 30 June 2011.	–	10
Dividend number 28		
A preference dividends of 13,939 SA cents per share was declared and paid on 31 December 2011.	–	279
Dividend number 29		
A preference dividends of 11,138 SA cents per share was declared and paid on 30 June 2012.	223	–
B preference dividends of 1,250 SA cents per share was declared and paid on 30 June 2012.	10	–
Dividend number 30		
A preference dividends of 6,759 SA cents per share was declared and paid on 31 December 2012.	135	–
	368	490

No. 116 of 50 SA cents per ordinary share was declared on 18 February 2013 and will be paid on 28 March 2013.

No. E16 of 25 SA cents per E ordinary share was declared on 18 February 2013 and will be paid on 28 March 2013.

Figures in million (SA rands)	Mine development costs	Mine infrastructure	Mineral rights and dumps	Assets under construction	Land and buildings	Total
10 Tangible assets						
Cost						
Balance at 1 January 2011	23,918	4,325	545	1,170	265	30,223
Additions						
– project capital	271	33	–	518	–	822
– stay-in-business capital	2,625	436	–	–	14	3,075
Transfers and other movements [1]	(180)	(119)	–	–	–	(299)
Balance at 31 December 2011	26,634	4,675	545	1,688	279	33,821
Accumulated amortisation and impairments						
Balance at 1 January 2011	13,026	2,239	267	329	62	15,923
Amortisation for the year (notes 2, 6 and 28)	2,243	178	30	–	16	2,467
Impairment and derecognition of assets (note 4) [2]	62	26	–	–	–	88
Transfers and other movements [1]	(95)	(55)	–	–	–	(150)
Balance at 31 December 2011	15,236	2,388	297	329	78	18,328
Net book value at 31 December 2011	11,398	2,287	248	1,359	201	15,493
Cost						
Balance at 1 January 2012	26,634	4,675	545	1,688	279	33,821
Additions						
– project capital	491	259	–	651	–	1,401
– stay-in-business capital	2,502	558	–	–	10	3,070
Transfers and other movements [1]	(178)	(9)	–	–	–	(187)
Balance at 31 December 2012	29,449	5,483	545	2,339	289	38,105
Accumulated amortisation and impairments						
Balance at 1 January 2012	15,236	2,388	297	329	78	18,328
Amortisation for the year (notes 2, 6 and 28)	2,230	175	20	–	17	2,442
Impairment and derecognition of assets (note 4) [2]	333	59	–	–	–	392
Transfers and other movements [1]	(73)	(33)	–	–	–	(106)
Balance at 31 December 2012	17,726	2,589	317	329	95	21,056
Net book value at 31 December 2012	11,723	2,894	228	2,010	194	17,049

COMPANY – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

10 Tangible assets (continued)

Included in the amounts for land and buildings are assets held under finance leases with a net book value of R160m (2011: R177m).

The majority of the leased assets are pledged as security for the related finance leases.

No assets are encumbered by project finance.

[1] Transfers and other movements include amounts from change in estimates of decommissioning assets, asset reclassifications and amounts written off of R101m (2011: R89m) (note 4).

[2] Impairment and derecognition of assets include the following:

Figures in million (SA rands)	2012	2011
Impairment of cash generating unit		
Great Noligwa mine – cash generating unit	271	–
The Great Noligwa cash generating unit impairment resulted from a revised mine plan. Factors such as reduction in Ore Reserve resulting from resource model changes, abandonment of certain areas, grade factors and an increase in the cost of extraction affected the mine plan. As a result, Great Noligwa's recoverable amount did not support its carrying value in 2012 and an impairment loss was recognised for mine development of R217m and mine infrastructure of R54m. The recoverable amount was determined using a real pre-tax discount of 13% and was based on the impairment assumptions detailed below.		
Derecognition of assets		
Kopanang – mine development costs	116	–
Due to changes in the mine plan, certain areas have been abandoned and will not generate future cash flows.		
TauTona VCR shaft pillar and ore pass – mine development costs and mine infrastructure	–	61
In 2011, due to a change in the mine plan resulting from safety-related concerns following seismic activity, the VCR shaft pillar and ore pass development were abandoned.		
Savuka – mine development costs	–	2
In 2011, due to a change in the mine plan, the Savuka assets were abandoned.		
Other		
Derecognition of other mine infrastructure.	5	25
	392	88

The impairment calculation methodology is included in group note 15.

Figures in million (SA rands)	2012	2011
11 Intangible assets		
Software and licences		
Balance at beginning of year	75	–
Additions	369	75
Balance at end of year	444	75

No amortisation was recorded for purchased software and licences as these assets are not yet available for use.

Figures in million (SA rands)	2012	2011
12 Investments in associates and joint venture		
Carrying value of investments in associates and joint venture		
Investments in associates	148	27
Investment in joint venture	18	35
	166	62

Investments in associates comprise:

Name	Effective %		Description	Carrying value (SA rands million)	
	2012	2011		2012	2011
Unlisted associates					
Rand Refinery Limited (note 13)	48.03	–	Smelting and refining of gold	105	–
Oro Group (Pty) Limited [1]	36.00	25.00	Manufacture and wholesale of jewellery	43	27
Margaret Water Company	33.33	33.33	Pumping of underground water in the Vaal River region	–	–
				148	27

Figures in million (SA rands)	2012	2011
Impairments of investments in associates		
Margaret Water Company	(4)	(7)
Orpheo (Pty) Limited [2]	–	(10)
(note 28)	(4)	(17)

The impairment indicators considered the current financial position and operating results. Impairments of R4m (2011: R17m) were recognised in the income statement.

Investments in joint venture comprises:

Name	Effective %		Description	Carrying value (SA rands million)	
	2012	2011		2012	2011
AuruMar (Pty) Limited	50	50	Global exploration of marine deposits containing gold as the primary mineral	18	35

Figures in million (SA rands)	2012	2011
Loss on disposal of loan to joint venture		
AuruMar (Pty) Limited (note 28)	(17)	–

[1] Equity accounting is based on results to 30 September 2012, adjusted for material transactions.

[2] Sold effective 1 July 2011.

COMPANY – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (SA rands)	2012	2011
13 **Investments in subsidiaries**		
Shares at cost:		
Advanced Mining Software Limited	2	2
AGA Zerps Holding Limited	–	5,028
AGRe Insurance Company Limited	14	14
AngloGold Ashanti Holdings plc	46,256	33,869
AngloGold Ashanti USA Incorporated	2,826	2,722
AngloGold Australia Investment Holdings	–	4,167
AngloGold Namibia (Pty) Limited	51	51
Eastvaal Gold Holdings Limited	917	917
First Uranium (Pty) Limited [1]	1,071	–
Nuclear Fuels Corporation of SA (Pty) Limited	7	7
Rand Refinery Limited [2]	–	116
	51,144	46,893

During 2012 and 2011, a number of the dormant subsidiaries of the group unbundled their underlying assets as part of a rationalisation process to consolidate cross shareholdings, simplify the corporate structure and eliminate unnecessary costs relating to these entities.

As a result of the rationalisation, the company received dividends in specie of R10,843m (2011: R7,539m) (note 1). The accounting standards do not allow the offset of the dividends in specie against the carrying values of the investments in subsidiaries and accordingly the carrying values were subject to impairment testing. Impairments following the restructuring of R8,797m (2011: R3,770m) (note 28) were recorded.

[1] On 20 July 2012, AngloGold Ashanti Limited acquired First Uranium (Pty) Limited for a cash consideration of $335m, equivalent to R2,745m which includes intra-group balances of R1,674m (note 17).

[2] In early December 2012, AngloGold Ashanti Limited disposed of 5% interest in Rand Refinery Limited for a total cash consideration of R50m. At year-end AngloGold Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate (note 12).

Figures in million (SA rands)	2012	2011
14 Other investments		
Listed investments		
Available-for-sale		
Balance at beginning of year	91	29
Additions	–	205
Fair value adjustments	(12)	13
Impairments (note 4) [1]	(40)	(156)
Balance at end of year	39	91
Market value of listed investments	39	91

The company's listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future value of the investments.

At the reporting date, the majority of the equity investments were listed on the JSE.

Based on the share price of First Uranium Corp. over the past year and carrying value at 31 December 2012 of R21m, if First Uranium Corp. achieved the high that it achieved during 2012 of R2.24 per share, other comprehensive income (OCI) would increase by R84m. If it achieved the low of R0.40 per share, OCI would decrease by R2m. If the decrease was significant or prolonged, an impairment would be recorded.

Based on the share price of Village Main Reef Limited over the past year and carrying value at 31 December 2012 of R18m, if Village Main Reef Limited achieved the high that it achieved during 2012 of R2.52 per share, OCI would increase by R19m. If it achieved the low of R1.02 per share, OCI would decrease by R3m. If the decrease was significant or prolonged, an impairment would be recorded.

Unlisted investments

	2012	2011
Available-for-sale		
Balance at beginning of year	1	1
Balance at end of year [2]	1	1

The available-for-sale investments consist primarily of the Chamber of Mines Building Company Limited.

	2012	2011
Held-to-maturity		
Balance at beginning of year	14	14
Balance at end of year	14	14
Book value of unlisted investments	15	15

The held-to-maturity investment consists of the Gold of Africa Museum.

	2012	2011
Total other investments (note 31)	54	106

[1] Impairment of First Uranium Corp. shares of R40m (2011: R144m) and Village Main Reef Limited shares of nil (2011: R12m) due to a significant decline in market value.

[2] There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The company does not intend to sell the investments in the foreseeable future.

Figures in million (SA rands)	2012	2011
15 Inventories		
Work in progress		
– metals in process	627	266
Finished goods		
– gold doré/bullion	2	3
– by-products	88	164
Total metal inventories	717	433
Mine operating supplies	252	204
Total inventories [1]	969	637

[1] The amount of the write-down of metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense is R2m (2011: R3m). This expense is included in cost of sales which is disclosed in note 2.

Figures in million (SA rands)	2012	2011
16 Investment in Environmental Rehabilitation Trust Fund		
Balance at beginning of year	294	294
Balance at end of year	294	294

The fund is managed by Rand Merchant Bank and invested mainly in equities, government bonds and other fixed-term deposits.

Figures in million (SA rands)	2012	2011
17 Intra-group balances		
Advanced Mining Software Limited	(9)	(9)
AGRe Insurance Company Limited	1	–
AngloGold Ashanti Australia Limited	80	45
AngloGold Ashanti Colombia S.A.	23	13
AngloGold Ashanti Córrego do Sitío Mineração S.A.	59	28
AngloGold Ashanti (Ghana) Limited	58	59
AngloGold Ashanti Health (Pty) Limited	2	9
AngloGold Ashanti Holdings plc	(640)	(614)
AngloGold Ashanti (Iduapriem) Limited	23	20
AngloGold Ashanti North America Inc	24	24
AngloGold Ashanti Senegal Investments Limited	13	14
AngloGold Namibia (Pty) Limited [1]	(104)	(187)
AngloGold South America Limited	(248)	(236)
Ashanti Goldfields Kilo Scarl	11	10
Cerro Vanguardia S.A.	28	5
Chemwes (Pty) Limited (note 13)	1,674	–
Eastvaal Gold Holdings Limited [2]	(740)	(604)
Geita Gold Mining Limited	58	42
Masakhisane Investments Limited	–	(2)
Mineração Serra Grande S.A.	20	8
Mine Waste Solutions (Pty) Limited	67	–
Nuclear Fuels Corporation of SA (Pty) Limited	466	13
Société Ashanti Goldfields de Guinée S.A.	29	36
	895	(1,326)

Figures in million (SA rands)	2012	2011
17 Intra-group balances (continued)		
Included in the statement of financial position as follows:		
Current assets (note 31)	2,690	346
Current liabilities (note 31)	(1,795)	(1,672)
	895	(1,326)

The prior year non-current assets and non-current liabilities have been reclassified to current assets and current liabilities to take into account the terms of the respective agreements.

A third statement of financial position has not been provided as the reclassification had no impact on the net asset value or the profit generated by the company for the current or prior year. If a third statement of financial position had been presented, the effect of the reclassification on the 2010 financial statements would have been a reclassification from non-current assets and non-current liabilities to current assets and current liabilities of R413m and R1,316m respectively.

Intra-group balances are interest free and are payable on demand.

[1] Interest charged at JIBAR based on the period of the loan.

[2] Interest free on the first R505m and bears interest at a rate of prime less 5% on amounts above R505m.

	2012	2011
18 Trade and other receivables		
Non-current		
Other receivables [1]	184	244
Current		
Trade receivables	104	78
Prepayments and accrued income	36	80
Recoverable tax, rebates, levies and duties	139	98
Amounts due from related parties	18	185
Interest receivable	3	20
Other receivables	20	24
	320	485
Total trade and other receivables	504	729

Current trade receivables are non-interest bearing and are generally on terms less than 90 days.

During the year, other receivables were impaired by R319m (2011: R15m). This expense is included in special items which is disclosed in note 4.

[1] The amounts receivable have been discounted to their present value at a rate of 8.80% (2011: 8.75%).

	2012	2011
19 Cash and cash equivalents		
Cash and deposits on call	731	887
Money market instruments	100	2,230
(note 31)	831	3,117

Figures in million (SA rands)	2012	2011
20 Non-current assets held for sale		
Effective 30 April 2011, Gansu Longxin Minerals Company Limited (Jinchanggou CJV) was classified as held for sale. AngloGold Ashanti Limited entered into a memorandum of understanding with Tianshui Zhonghe Fuxing Kegongmao Company Limited relating to the disposal of the investment. Following the classification as held for sale, an impairment loss of R2m was recognised during 2011 to reduce the carrying amount of the disposal group to fair value less costs to sell (note 4). On 21 January 2013, proceeds of R15m were received.	13	13
	13	13
21 Share capital and premium		
Share capital		
Authorised		
600,000,000 ordinary shares of 25 SA cents each	150	150
4,280,000 E ordinary shares of 25 SA cents each	1	1
2,000,000 A redeemable preference shares of 50 SA cents each	1	1
5,000,000 B redeemable preference shares of 1 SA cent each	–	–
	152	152
Issued and fully paid		
383,320,962 (2011: 382,242,343) ordinary shares of 25 SA cents each	96	96
1,617,752 (2011: 2,582,962) E ordinary shares of 25 SA cents each [1]	1	1
2,000,000 (2011: 2,000,000) A redeemable preference shares of 50 SA cents each	1	1
778,896 (2011: 778,896) B redeemable preference shares of 1 SA cent each	–	–
	98	98
Share premium		
Balance at beginning of year	46,592	46,248
Ordinary shares issued	379	407
E ordinary shares issued and cancelled [1]	(60)	(63)
Balance at end of year	46,911	46,592
Share capital and premium	47,009	46,690

[1] During 2011, shareholders approved the amendment to the BEE transaction resulting in the reinstatement of 1,329,164 E ordinary shares of which 769,164 E ordinary shares pertain to the Bokamoso ESOP and 560,000 E ordinary shares were issued to Izingwe.

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:

- an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and

- on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares payments of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:

- an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and

- on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemable from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

Figures in million (SA rands)	2012	2011
22 Borrowings		
Non-current		
Secured		
Finance lease		
Turbine Square Two (Pty) Limited	265	268
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans.		
Total non-current borrowings including current portion	265	268
Current portion of non-current borrowings included in current liabilities	(6)	(3)
Total non-current borrowings	259	265
Current		
Current portion of non-current borrowings included above	6	3
Unsecured		
Senior floating rate notes – DMTNP	709	–
Senior fixed rate notes – DMTNP	303	–
FirstRand Bank Limited demand facility	501	–
Total current borrowings	1,519	3
Total borrowings (note 31)	1,778	268
Amounts falling due		
Within one year	1,519	3
Between two and five years	66	49
After five years	193	216
(note 31)	1,778	268
Undrawn facility		
Undrawn borrowing facility as at 31 December is as follows:		
FirstRand Bank Limited – SA rand	250	–
23 Environmental rehabilitation provisions		
Provision for decommissioning		
Balance at beginning of year	644	610
Change in estimates [1]	70	(18)
Unwinding of decommissioning obligation (note 5) [2]	56	52
Balance at end of year	770	644
Provision for restoration		
Balance at beginning of year	593	595
Charge to income statement	–	(40)
Change in estimates [1]	(299)	3
Unwinding of restoration obligation (note 5) [2]	46	45
Utilised during the year	(5)	(10)
Balance at end of year	335	593
Total environmental rehabilitation provisions	1,105	1,237

[1] The change in estimates relates to changes in mine plans, changes in economic assumptions and discount rates. These provisions are expected to be settled beyond the end of the life of mine.

[2] Included in unwinding of decommissioning obligation is R2m (2011: R2m) and unwinding of restoration obligation is R13m (2011: R12m), which is recoverable from a third party. The asset is included in trade and other receivables.

Figures in million (SA rands)	2012	2011
24 Provision for pension and post-retirement benefits		
Defined benefit plans		
The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:		
AngloGold Ashanti Limited Pension Fund	213	188
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	1,544	1,263
	1,757	1,451

AngloGold Ashanti Limited Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2012 was completed at the beginning of 2013 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.

A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2011 was completed in May 2012. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2014 and is expected to be submitted to the Registrar of Pension Funds during 2015.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:

	2012	2011
Benefit obligation		
Balance at beginning of year	2,470	2,191
Current service cost	55	49
Interest cost	212	183
Participants' contributions	12	12
Actuarial loss	180	175
Benefits paid	(151)	(140)
Balance at end of year	2,778	2,470
Plan assets		
Balance at beginning of year	2,282	2,192
Expected return on plan assets	251	215
Actuarial gain (loss)	116	(50)
Company contributions	55	53
Participants' contributions	12	12
Benefits paid	(151)	(140)
Fair value of plan assets at end of year	2,565	2,282
Unfunded status at end of year	(213)	(188)
Net amount recognised	(213)	(188)

Figures in million (SA rands)	2012	2011
24 Provision for pension and post-retirement benefits (continued)		
AngloGold Ashanti Limited Pension Fund (continued)		
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows (continued):		
Components of net periodic benefit cost		
Interest cost	212	183
Current service cost	55	49
Expected return on assets	(251)	(215)
Net periodic benefit cost	16	17
Assumptions		
Assumptions used to determine benefit obligations at the end of the year are as follows:		
Discount rate	8.25%	8.75%
Rate of compensation increase [1]	8.00%	8.00%
Expected long-term return on plan assets [2]	10.53%	11.20%
Pension increase	5.40%	5.40%
Plan assets		
AngloGold Ashanti Limited's pension plan asset allocations at the end of the year, by asset category, are as follows:		
Equity securities	56%	56%
Debt securities	38%	37%
Other	6%	7%
	100%	100%

[1] The short-term compensation rate increase is 5.5% (2011: 7.5%) and the long-term compensation rate increase is 8.0% (2011: 8.0%).

[2] The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.

Investment policy

The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

COMPANY FINANCIAL STATEMENTS

COMPANY – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

24 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

Investment policy (continued)

	Number of shares	Percentage of total assets	Fair value SA rands million	Number of shares	Percentage of total assets	Fair value SA rands million
	2012			**2011**		
Related parties						
Investments held in related parties are summarised as follows:						
Equity securities						
AngloGold Ashanti Limited	184,432	1.9%	48	100,079	1.5%	34
Other investments exceeding 5% of total plan assets						
Bonds						
IFM Corporate Bond Unit Trust	271,680,384	11.4%	292	287,226,346	12.7%	290
Allan Gray Orbis Global Equity Fund	224,509	9.5%	243	242,110	9.5%	216
Contrarius Global Equity Fund	1,151,413	9.2%	236	1,251,535	9.1%	207
			771			713

Cash flows

Contributions

The company expects to contribute R44m (2012: R43m) to its pension plan in 2013.

Figures in million (SA rands)	2012
Estimated future benefit payments	
The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:	
2013	162
2014	165
2015	169
2016	174
2017	179
Thereafter	1,929

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2012.

Figures in million (SA rands)	2012	2011
24 Provision for pension and post-retirement benefits (continued)		
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)		
Information with respect to the defined benefit liability is as follows:		
Benefit obligation		
Balance at beginning of year	1,263	1,161
Current service cost	8	7
Recognition of past service cost	184	–
Interest cost	107	95
Benefits paid	(124)	(91)
Actuarial loss	106	91
Balance at end of year	1,544	1,263
Unfunded status at end of year	(1,544)	(1,263)
Net amount recognised	(1,544)	(1,263)
Components of net periodic benefit cost		
Current service cost	8	7
Interest cost	107	95
Recognition of past service cost	184	–
Net periodic benefit cost	299	102
Assumptions		
Assumptions used to determine benefit obligations at the end of the year are as follows:		
Discount rate	7.75%	8.75%
Expected increase in health care costs	7.00%	7.50%
Assumed health care cost trend rates at 31 December:		
Health care cost trend assumed for next year	7.00%	7.50%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	7.00%	7.50%
Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:	1% point increase	
Effect on total service and interest cost	4	
Effect on post-retirement benefit obligation	45	
	1% point decrease	
Effect on total service and interest cost	(12)	
Effect on post-retirement benefit obligation	(133)	

COMPANY – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (SA rands)	2012

24 Provision for pension and post-retirement benefits (continued)

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)

Cash flows

Contributions

The company expects to contribute R104m (2012: R95m) to the post-retirement medical plan in 2013.

Estimated future benefit payments

The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2013	104
2014	109
2015	115
2016	124
2017	127
Thereafter	965

Five-year defined benefit plan disclosure

Figures in million (SA rands)	2012	2011	2010	2009	2008
AngloGold Ashanti Limited Pension Fund					
Defined benefit obligation	2,778	2,470	2,191	1,998	1,885
Plan assets	(2,565)	(2,282)	(2,192)	(2,036)	(1,785)
Net unfunded (funded)	213	188	(1)	(38)	100
Experience adjustments on plan liabilities	(9)	29	3	24	138
Experience adjustments on plan assets	(116)	50	(81)	(99)	276
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees					
Defined benefit obligation	1,544	1,263	1,161	1,095	1,070
Unfunded	1,544	1,263	1,161	1,095	1,070
Experience adjustments on plan liabilities	20	42	6	134	46

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year in which they are made.

AngloGold Ashanti Limited's operations in South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, TauTona and Corporate) contribute to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to R352m (2011: R315m).

Figures in million (SA rands)	2012	2011
25 Deferred taxation		
Deferred taxation relating to temporary differences is made up as follows:		
Liabilities		
Tangible assets	4,880	5,489
Other	13	26
	4,893	5,515
Assets		
Provisions	1,010	1,079
Tax losses	6	9
Other	19	39
	1,035	1,127
Net deferred taxation liability	3,858	4,388
The movement on the deferred tax balance is as follows:		
Balance at beginning of year	4,388	2,821
Income statement movement (note 8)	(578)	1,668
Taxation on items included in other comprehensive income	26	(116)
Taxation on cost of ESOP Share Trust establishment	22	15
Balance at end of year	3,858	4,388
26 Trade and other payables		
Trade payables	1,005	936
Accruals and other	4,825	3,520
	5,830	4,456
Trade and other payables are non-interest bearing and are normally settled within 60 days.		
27 Taxation		
Balance at beginning of year	450	(164)
Refunds during the year	–	502
Payments during the year	(663)	(823)
Provision during the year (note 8)	421	935
Balance at end of year	208	450

COMPANY – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (SA rands)	2012	2011
28 Cash generated from operations		
Profit before taxation	5,600	10,305
Adjusted for:		
Amortisation of tangible assets (notes 2, 6 and 10)	2,442	2,467
Finance costs and unwinding of obligations (note 5)	128	120
Environmental, rehabilitation and other expenditure	(316)	(115)
Special items	837	302
Impairments of investments in subsidiaries (note 13)	8,797	3,770
Impairments of investments in associates (note 12)	4	17
Loss on disposal of loan to joint venture (note 12)	17	–
Interest received (note 1)	(113)	(142)
Dividends received (note 1)	(11,440)	(8,032)
Foreign currency translation on intergroup loans	43	153
Other non-cash movements	(342)	(132)
Movements in working capital	(180)	595
	5,477	9,308
Movements in working capital:		
(Increase) decrease in inventories	(333)	34
(Increase) decrease in trade and other receivables	(138)	42
Increase in trade and other payables	291	519
	(180)	595
29 Related parties		
Material related party transactions were as follows:		
Sales and services rendered to related parties		
Joint ventures	151	130
Subsidiaries	733	495
Purchases and services acquired from related parties		
Associates	31	40
Subsidiaries	392	349
Outstanding balances arising from sale of goods and services due by related parties		
Joint ventures	18	22
Subsidiaries	2,984	640
Other [1]	–	163
Outstanding balances arising from purchases of goods and services and other loans owed to related parties		
Subsidiaries	1,795	1,672

Amounts owed to/due by related parties above are unsecured and non-interest bearing.

[1] Other consists of a loan to a joint venture of the group.

Figures in million (SA rands)	2012	2011

29 Related parties (continued)

Loan advanced to associate

Oro Group (Pty) Limited   12   12

The loan bears a market related interest rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at its discretion.

Loan advanced to joint venture

AuruMar (Pty) Limited   17   34

The loan is interest free and has no fixed terms of repayment.

Loans advanced to the associate and joint venture are included in the carrying value of investments in associates and joint venture (note 12).

Management fees, royalties, interest and net dividends from subsidiaries amounts to R11,055m (2011: R7,568m). Dividends of R10,843m (2011: R7,539m) were received in specie and R154m (2011: R493m) were received in cash.

The company has refining arrangements with various refineries around the world including Rand Refinery Limited (Rand Refinery) in which it holds a 48.03% (2011: 53.03%) interest. Rand Refinery refines all of the group's South African gold production and some of the group's African (excluding South Africa) gold production. Rand Refinery charges AngloGold Ashanti Limited a refining fee.

The company did not receive any claims from its insurance subsidiary, AGRe Insurance Company Limited.

No doubtful debts were expensed during 2012 and 2011.

Details of guarantees to related parties are included in note 30.

Shareholders

The top 20 shareholders of the company are detailed on page 200.

Refer to page 191 for the list of principal subsidiaries and operating entities.

Directors and other key management personnel

Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in the Remuneration and Directors' reports.

Compensation to directors and other key management personnel includes the following:

– short-term employee benefits	141	142
– post-employment benefits	12	10
– share-based payments	75	24
	228	176

COMPANY – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

Figures in million (SA rands)	2012	2011
30 **Contractual commitments and contingencies**		
Operating leases		

At 31 December 2012, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

	2012	2011
Expiry:		
– within one year	58	38
– between one and two years	2	4
– between two and five years	–	4
	60	46

Finance leases

The company has finance leases for buildings. The leases for buildings have terms of renewal but no purchase options and escalation clauses. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Figures in million (SA rands)	2012		2011	
Within one year	31	6	29	3
After one year but not more than five years	157	66	144	49
More than five years	237	193	281	216
Total minimum lease payments	425	265	454	268
Amounts representing finance charges	(160)	–	(186)	–
Present value of minimum lease payments	265	265	268	268

Figures in million (SA rands)	2012	2011
Capital commitments		
Acquisition of tangible assets		
Contracted for	1,764	469
Not contracted for	9,070	2,332
Authorised by the directors	10,834	2,801
Allocated to:		
Project capital		
– within one year	1,582	499
– thereafter	6,524	372
	8,106	871
Stay-in-business capital		
– within one year	2,728	1,677
– thereafter	–	253
	2,728	1,930
Purchase obligations		
Contracted for		
– within one year	422	370
– thereafter	10	–
	432	370

30 Contractual commitments and contingencies (continued)

Purchase obligations (continued)

Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed on previous page. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Contingencies

	Guarantees and contingencies [1]	Liabilities included in the statement of financial position	Guarantees and contingencies [1]	Liabilities included in the statement of financial position
Figures in million (SA rands)	2012		2011	
Contingent liabilities				
Groundwater pollution [2]	–	–	–	–
Deep groundwater pollution [3]	–	–	–	–
Occupational Diseases in Mines and Works Act (ODMWA) litigation [4]	–	–	–	–
Contingent asset				
Royalty – Tau Lekoa Gold Mine [5]	–		–	
Guarantees				
Financial guarantees				
Convertible bonds [6]	6,191	126	5,890	218
Syndicated revolving credit facility [7]	8,451	688	8,041	254
A$ Syndicated revolving credit facility [8]	5,270	296	4,962	395
Rated bonds [9]	14,790	2,546	8,041	1,593
Mandatory convertible bonds [10]	6,669	59	6,345	143
Oro Group (Pty) Limited [11]	100	–	100	–
Hedging guarantees				
AngloGold South America [12]	–	–	–	–
AngloGold USA Trading Company [12]	–	–	–	–
Cerro Vanguardia S.A. [12]	–	–	–	–
Performance guarantee				
Mine Waste Solutions [13]	–	–	–	–
	41,471	3,715	33,379	2,603

[1] Guarantees and contingencies of R41,471m (2011: R33,379m) includes liabilities of R3,715m (2011: R2,603m).

COMPANY – NOTES TO THE FINANCIAL STATEMENTS continued

For the year ended 31 December

30 Contractual commitments and contingencies (continued)

Contingent liabilities

(2) Groundwater pollution – The company has identified groundwater contamination plumes at its Vaal River and West Wits operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the extent of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(3) Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in South Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(4) Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an "employee" who qualifies for compensation in respect of "compensable diseases" under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to silicosis and other occupational lung diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti has also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class. The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti has filed a notice of intention to oppose the application.

In October 2012, a further 31 individual summonses and particulars of claim have been received relating to silicosis and/or other OLD. The total amount being claimed in the 31 summonses is approximately R77m. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims. AngloGold Ashanti has also served a notice of exception to the summonses which, if successful, is expected to require the plaintiffs to redraft the particulars of claim to correct certain errors.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to estimate its share of the amounts claimed.

Contingent asset

(5) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 304,643oz produced have been received to date. Royalties of R45m (2011: R34m) were received during the year.

30 Contractual commitments and contingencies (continued)

Guarantees

[6] The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the convertible bonds amounting to $733m issued during 2009, with a maturity date of 22 May 2014 and a fixed coupon of 3.5% payable semi-annually. The company's obligations regarding the guarantees will be direct, unconditional and unsubordinated.

[7] The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn five-year syndicated revolving credit facility entered into during July 2012 which replaced its existing $1bn four-year syndicated revolving credit facility in April 2014.

[8] The company, together with AngloGold Ashanti Holdings plc has provided guarantees for all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600m four-year syndicated revolving credit facility entered into during December 2011.

[9] The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020, the issued $300m 6.5% rated bonds due 15 April 2040 and the $750m 5.125% rated bonds issued during 2012 and due 1 August 2022.

[10] The company has fully and unconditionally guaranteed on a sub-ordinated basis all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the $789m 6% mandatory convertible bonds issued during 2010, with a maturity date of 15 September 2013.

[11] The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of R100m (2011: R100m). The suretyship agreements have a termination notice period of 90 days.

[12] The company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements. As at 31 December 2012 and 2011, the group had no open gold hedge contracts.

[13] As part of the acquisition by the company of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, the company agreed to guarantee the observance and performance of existing delivery obligations of a wholly owned subsidiary of Mine Waste Solutions to sell to an existing customer at a pre-agreed price, 25% of the gold produced at a gold recovery plant located in northwest South Africa, subject to a cap of 312,500oz over the life of the contract. As at 31 December 2012, 292,672oz remain to be delivered against the guarantee over the life of the contract.

31 Financial risk management activities

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the company

Risk management activities within the company are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the company's counterparties.

The financial risk management objectives of the company are defined as follows:
- safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.

31 Financial risk management activities (continued)

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.

Net open hedge position as at 31 December 2012

The company had no outstanding commitments against future production potentially settled in cash.

Interest rate and liquidity risk

Refer note 36 in the group financial statements. At each of the financial years ended 31 December 2012 and 2011, the company was in a net current liability position. The company will fund current liabilities from operating cash flows and borrowings.

The following are the contractual maturities of financial liabilities, including interest payments

Financial liabilities

2012	Within one year million	Effective rate %	Between one and two years million	Effective rate %	Between two and five years million	Effective rate %	After five years million	Effective rate %	Total million
Financial guarantees [1]	6,769		6,191		13,721		14,790		41,471
Borrowings	1,597	6.3	34	9.8	127	9.8	237	9.8	1,995
Trade and other payables	5,830		–		–		–		5,830
Intra-group balances (note 17)	1,795	0.8	–		–		–		1,795

2011	million	Effective rate %	million	Effective rate %	million	Effective rate %	million	Effective rate %	Total million
Financial guarantees [1]	100		6,345		18,893		8,041		33,379
Borrowings	32	9.8	32	9.8	113	9.8	281	9.8	458
Trade and other payables	4,456		–		–		–		4,456
Intra-group balances (note 17)	1,672	0.9	–		–		–		1,672

[1] For liabilities included in the statement of financial position, refer to note 30.

31 Financial risk management activities (continued)

Credit risk

Refer note 36 in the group financial statements.

The combined maximum credit risk exposure of the company is as follows:

Figures in million (SA rands)	2012	2011
Other investments	14	14
Trade and other receivables	329	551
Intra-group balances (note 17)	2,690	346
Cash restricted for use	10	9
Cash and cash equivalents (note 19)	831	3,117
Total financial assets	3,874	4,037
Financial guarantees	41,471	33,379
Total	45,345	37,416

The company has trade and other receivables that are past due totalling R28m (2011: R29m), an impairment totalling R319m (2011: R15m) and other investments that are impaired totalling R40m (2011: R156m). Trade and other receivables arise mainly due to intergroup transactions. The principal receivables continue to be in a sound financial position. No other financial assets are past due but not impaired.

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company's financial instruments as at 31 December are as follows:

Type of instrument

	Carrying amount	Fair value	Carrying amount	Fair value
Figures in million (SA rands)	2012		2011	
Financial assets				
Other investments (note 14)	54	53	106	105
Trade and other receivables	329	329	551	551
Intra-group balances (note 17)	2,690	2,690	346	346
Cash restricted for use	10	10	9	9
Cash and cash equivalents (note 19)	831	831	3,117	3,117
Financial liabilities				
Borrowings (note 22)	1,778	1,778	268	268
Trade and other payables	5,830	5,830	4,456	4,456
Intra-group balances (note 17)	1,795	1,795	1,672	1,672

The amounts in the table above do not necessarily agree with the totals in the notes as only financial assets and financial liabilities are shown.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents, trade and other payables and intra-group balances

The carrying amounts approximate fair value because of the short-term duration of these instruments.

Trade and other receivables

The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.

31 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Investments and other non-current assets

Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.

Borrowings

The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December.

Type of instrument

Figures in million (SA rands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		2012				2011		
Assets measured at fair value								
Available-for-sale financial assets								
Equity securities	39	–	–	39	91	–	–	91

Sensitivity analysis

Derivatives

Refer note 36 in the group financial statements.

Interest rate risk on other financial assets and liabilities (excluding derivatives)

Refer note 36 in the group financial statements.

32 Capital management

Capital is managed on a group basis only and not on a company basis. Refer to note 37 in the group financial statements.

PRINCIPAL SUBSIDIARIES AND OPERATING ENTITIES

For the year ended 31 December 2012

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts, or operating mines.

	Country of incorporation	Shares held		Percentage held	
		2012	2011	2012	2011
Principal subsidiaries					
AngloGold Ashanti Australia Limited	2	257,462,077	257,462,077	100	100
AngloGold Ashanti Holdings plc	6	4,778,273,521	4,226,443,301	100	100
		–	*1,273,918,156		
AngloGold Ashanti Holdings Finance plc	6	100	100	100	100
AngloGold Ashanti USA Incorporated	11	234	234	100	100
		*500	*500	100	
Operating entities [1]					
AngloGold Ashanti Córrego do Sitío Mineração S.A.	3	4,167,085,000	4,167,085,000	100	100
AngloGold Ashanti (Ghana) Limited [2]	4	132,419,584	132,419,584	100	100
AngloGold Ashanti (Iduapriem) Limited	4	66,270	66,270	100	100
AngloGold Australia (Sunrise Dam) Pty Limited	2	2	2	100	100
AngloGold Namibia (Pty) Limited	8	10,000	10,000	100	100
Cerro Vanguardia S.A.	1	13,875,000	13,875,000	92.50	92.50
AngloGold Ashanti (Colorado) Corp [3]	11	1,250	1,250	100	100
First Uranium (Pty) Limited [1] [4]	9	1,633	–	100	–
Geita Gold Mining Limited	10	123,382,772	123,382,772	100	100
Mineração Serra Grande S.A.	3	1,999,999	350,000,000		
		–	*149,999,996	100	50
Société AngloGold Ashanti de Guinée "SAG" S.A	5	3,486,134	3,486,134	85	85
Société des Mines de Morila S.A. [5]	7	400	400	40	40
Société d'Exploitation des Mines d'Or de Sadiola S.A. [5]	7	41,000	41,000	41	41
Société d'Exploitation des Mines d'Or de Yatela S.A. [5]	7	400	400	40	40

* Indicates preference shares

[1] All the operations in South Africa, namely, First Uranium, Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, and TauTona are held by the parent company, AngloGold Ashanti Limited.

[2] Operates the Obuasi mine in Ghana.

[3] Operates the Cripple Creek & Victor gold mine.

[4] First Uranium (Pty) Limited was acquired during 2012.

[5] Represents a joint venture entity.

Country of incorporation – key

1	Argentina	5	Republic of Guinea	9	South Africa
2	Australia	6	Isle of Man	10	Tanzania
3	Brazil	7	Mali	11	United States of America
4	Ghana	8	Namibia		

} OTHER

NON-GAAP DISCLOSURE

For the years ended 31 December

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures (headline earnings and gross profit) are used to adjust for fair value movements on the convertible and mandatory convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use. The Non-GAAP measures are as follows:

Figures in million (US Dollars)	2012	2011
1. Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds [(1)] (adjusted headline earnings)		
Headline earnings (group note 13)	1,145	1,484
Loss on unrealised non-hedge derivatives and other commodity contracts	35	1
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (group note 12)	(10)	–
Fair value adjustment on option component of convertible bonds	(83)	(84)
Fair value adjustment on mandatory convertible bonds	(162)	(104)
Adjusted headline earnings [(1)]	924	1,297
Cents per share	239	336
This calculation is based on adjusted headline earnings of $924m, (2011: $1,297m) and 386,766,345 (2011: 385,961,613) shares being the weighted average number of ordinary shares in issue during the financial year.		

[(1)] *Loss on unrealised non-hedge derivatives and other commodity contracts in the income statement comprises the change in fair value of all non-hedge derivatives and other commodity contracts, from the previous reporting date or date of recognition (if later) through to the current reporting date.*

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on convertible and mandatory convertible bonds, is intended to illustrate earnings after adjusting for:
– the unwinding of the historic marked-to-market value of the positions settled in the period;
– the unrealised fair value change on the option component of the convertible bonds amounted to $83m, (2011: $84m);
– the unrealised fair value change on the mandatory convertible bonds amounted to $162m, (2011: $104m); and
– the unrealised fair value change of warrants on shares and the embedded derivative.

Management considers this an important measure for investors as it is used to assess the performance of the operations after the removal of certain accounting volatility that does not directly impact on the operations.

Rounding of figures may result in computational differences.

NON-GAAP DISCLOSURE continued

Figures in million (US dollars)	2012	2011
2. Gross profit adjusted for unrealised non-hedge derivatives and other commodity contracts (adjusted gross profit)		
Reconciliation of gross profit to gross profit adjusted for unrealised non-hedge derivatives and other commodity contracts		
Gross profit	2,256	2,623
Loss on unrealised non-hedge derivatives and other commodity contracts	35	1
Gross profit adjusted for unrealised non-hedge derivatives and other commodity contracts (1)	2,292	2,624
Gross profit adjusted for unrealised non-hedge derivatives and other commodity contracts is intended to illustrate earnings after adjusting for:		
– The unwinding of the historic marked-to-market value of the positions settled in the period; and		
– The unrealised fair value change of warrants on shares and the embedded derivative.		
Gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts is analysed by origin as follows:		
South Africa	687	1,083
Continental Africa	882	938
Australasia	78	(13)
Americas	722	745
Other, including corporate and non-gold producing subsidiaries	41	28
	2,410	2,781
Less equity-accounted investments	(118)	(157)
	2,292	2,624
3. Price received		
Gold income per income statement	6,353	6,570
Adjusted for non-controlling interests	(135)	(177)
	6,218	6,393
Realised loss on other commodity contracts	10	–
Associates and equity-accounted joint ventures' share of gold income including realised non-hedge derivatives	351	392
Attributable gold income including realised non-hedge derivatives	6,579	6,785
Attributable gold sold – 000oz	3,953	4,305
Revenue price per unit – $/oz	1,664	1,576

Rounding of figures may result in computational differences.

(1) Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.

2012 ANNUAL FINANCIAL STATEMENTS

	Figures in million (US dollars)	2012	2011
4.	**Total costs**		
	Total cash costs (group note 4)	3,270	3,028
	Adjusted for non-controlling interests and non-gold producing companies	(95)	(99)
	Associates and equity-accounted joint ventures' share of total cash costs	223	221
	Total cash costs adjusted for non-controlling interests and non-gold producing companies	3,398	3,150
	Retrenchment costs (group note 4)	10	15
	Rehabilitation and other non-cash costs (group note 4)	67	229
	Amortisation of tangible assets (group note 4)	793	768
	Amortisation of intangible assets (group note 4)	5	2
	Adjusted for non-controlling interests and non-gold producing companies	(31)	(64)
	Associates and equity-accounted joint ventures' share of production costs	8	12
	Total production costs adjusted for non-controlling interests and non-gold producing companies	4,250	4,112
	Gold produced – 000oz	3,944	4,329
	Total cash cost per unit – $/oz [1]	862	728
	Total production cost per unit – $/oz	1,078	950
	[1] *The total cash cost of $862/oz includes $33/oz relating to the impact of the strike in South Africa.*		
5.	**EBITDA**		
	Operating profit per the income statement	1,127	2,202
	Amortisation of tangible assets (group note 4)	793	768
	Amortisation of intangible assets (group note 4)	5	2
	Net impairment (reversal) and derecognition of tangible assets (group notes 6, 13 and 15)	356	(120)
	Impairment reversal of intangible assets (group notes 6, 13 and 16)	(10)	–
	Impairment of investments (group notes 6, 13 and 18)	16	21
	Loss on unrealised non-hedge derivatives and other commodity contracts (note 1)	35	1
	Net loss on disposal and derecognition of assets (group notes 6, 13 and 15)	15	8
	Profit on partial disposal of Rand Refinery Limited (group notes 6 and 33)	(14)	–
	Profit on disposal of ISS International Limited (group note 6)	–	(2)
	Insurance claim recovery on capital items (group note 6)	–	(3)
	Share of associates' EBITDA	74	137
		2,397	3,014
	Management considers EBITDA to be an important measure to investors as it is used by the suppliers of funding as a requirement for the calculation of compliance with debt covenants being net debt to EBITDA (covenant threshold 3:1). Net debt to EBITDA for 2012 is 0.86:1 (2011: 0.20:1).		

Rounding of figures may result in computational differences.

NON-GAAP DISCLOSURE continued

Figures in million (US dollars)	2012	2011
6. Interest cover		
EBITDA (note 5)	2,397	3,014
Finance costs (group note 7)	167	141
Capitalised finance costs (group notes 7 and 15)	12	3
	179	144
Interest cover – times	13	21
7. Equity		
Total equity per statement of financial position	5,469	5,166
Mandatory convertible bonds [1] (group note 26)	588	760
Equity	6,057	5,926
Capital expenditure in respect of projects not in production stage	(843)	(188)
Adjusted equity	5,214	5,738
8. Net capital employed		
Shareholders' equity per statement of financial position	5,447	5,029
Adjusted to exclude:		
– Comprehensive income	(135)	(132)
– Actuarial losses	98	78
	5,410	4,975
Deferred tax (group note 29)	1,068	1,158
Adjusted to exclude:		
– Deferred tax on derivatives and other comprehensive income	–	1
– Deferred tax on actuarial losses	42	47
Adjusted equity	6,520	6,181
Non-controlling interests	22	137
Borrowings – long-term portion (group note 26)	2,724	2,456
Borrowings – short-term portion (group note 26)	859	32
Capital employed	10,125	8,806
Cash and cash equivalents (group note 23)	(892)	(1,112)
Net capital employed	9,233	7,694
Capital expenditure in respect of projects not in production stage	(843)	(188)
Adjusted net capital employed	8,390	7,506
9. Net debt		
Borrowings – long-term portion (group note 26)	2,724	1,698
Borrowings – short-term portion (group note 26)	271	30
Total borrowings [1]	2,995	1,728
Corporate office lease (group note 26)	(31)	(33)
Unamortised portion of the convertible and rated bonds (group note 37)	53	85
Cash restricted for use (group note 22)	(64)	(58)
Cash and cash equivalents (group note 23)	(892)	(1,112)
Net debt (group note 37)	2,061	610

Rounding of figures may result in computational differences.

[1] The mandatory convertible bonds of $588m (2011: $760m) are treated as equity and excluded from borrowings.

Figures in million (US dollars)	2012	2011
10. Net asset value – cents per share		
Total equity per statement of financial position	5,469	5,166
Mandatory convertible bonds (group note 26)	588	760
Total equity	6,057	5,926
Number of ordinary shares in issue (millions) (group note 25)	385	385
Net asset value – cents per share	1,573	1,540
Number of ordinary shares in issue consists of:		
383,320,962 (2011: 382,242,343) ordinary shares (group note 25) 1,617,752 (2011: 2,582,962) E ordinary shares (group note 25)		
11. Net tangible asset value – cents per share		
Total equity per statement of financial position	5,469	5,166
Mandatory convertible bonds (group note 26)	588	760
Intangible assets (group note 16)	(315)	(210)
	5,742	5,716
Number of ordinary shares in issue (millions) (group note 25)	385	385
Net tangible asset value – cents per share	1,492	1,485
12. Return on equity		
Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds (note 1)	924	1,297
Finance costs on the mandatory convertible bonds (group note 7)	37	38
Adjusted headline earnings excluding finance costs on mandatory convertible bonds	961	1,335
Equity (note 7)	5,214	5,738
Average equity	5,476	5,362
Note – Equity for 2010 amounted to $4,987m		
Return on equity – %	18	25

Rounding of figures may result in computational differences.

NON-GAAP DISCLOSURE continued

Figures in million (US dollars)	2012	2011
13. Return on net capital employed		
Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on convertible bond (note 1)	924	1,297
Finance costs (group note 7)	231	196
Interest received (group note 3)	(43)	(52)
Adjusted headline earnings excluding net finance costs	1,112	1,441
Net capital employed (note 8)	8,390	7,506
Average net capital employed	7,948	7,262
Note – Net capital employed for 2010 amounted to $7,017m		
Return on net capital employed – %	14	20
14. Market capitalisation		
Number of listed ordinary shares in issue at year-end (millions) (group note 25)	383	382
Closing share price as quoted on the New York Stock Exchange	31.37	42.45
Market capitalisation	12,025	16,226
15. Average number of employees		
South Africa	34,186	32,082
Continental Africa	16,621	16,539
Australasia	494	509
Americas	7,896	7,389
Other, including corporate and non-gold producing subsidiaries	6,625	4,723
	65,822	61,242

Rounding of figures may result in computational differences.

ABBREVIATIONS

$	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
ARS	Argentinean peso
ASX	Australian Securities Exchange
Au	Contained gold
BBSY	Bank bill swap bid rate
BEE	Black Economic Empowerment
BRL	Brazilian real
bn	Billion
C$ or CAD	Canadian dollars
capex	Capital expenditure
CDI	CHESS Depositary Interests
CHESS	Clearing House Electronic Settlement System
DMTNP	Domestic medium-term notes programme
ERP	Enterprise resource planning
FASB	Financial Accounting Standards Board
FIFR	Fatal injury frequency rate
g	Grams
g/t	Grams per tonne
GHC, cedi or ¢	Ghanaian cedi
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IOE	International Organisation of Employees
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves

JIBAR	Johannesburg Interbank Agreed Rate
JSE	JSE Limited
King Code	South African King Code on Corporate Governance, 2009 (King III)
kg	Kilograms
LSE	London Stock Exchange
LIBOR	London Interbank Offer Rate
LOM	Life of mine
M or m	Metre or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
N$ or NAD	Namibian dollars
NYSE	New York Stock Exchange
oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
R, ZAR or Rand	South African rands
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves 2007 Edition
SEC	United States Securities and Exchange Commission
SOX	Sarbanes-Oxley Act of 2002
t	Tons (short) or tonnes (metric)
tpm	Tonnes/tons per month
tpa	Tonnes/tons per annum
tpd	Tonnes/tons per day
US/USA/ United States	United States of America
VCR	Ventersdorp Contact Reef

SHAREHOLDER INFORMATION

SHAREHOLDERS AT 31 DECEMBER 2012

According to information available to the directors, the following are the only shareholders whose holdings, directly or indirectly, are in excess of 5% of the ordinary issued share capital of the company:

	Ordinary shares held			
	31 December 2012		31 December 2011	
	Number	%	Number	%
The Bank of New York Mellon*	153,711,993	40.10	164,886,294	43.14
Paulson & Co., Inc	28,607,495	7.46	32,570,668	8.52
Allan Gray Unit Trust Management Limited	20,510,646	5.35	24,710,806	6.46
Investec Asset Management Pty Limited (South Africa)	20,108,121	5.25	11,202,939	2.93
Public Investment Corp. of South Africa	20,050,361	5.23	16,140,223	4.22

* Shares held through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti's ADS custodian.

Top 20 shareholders

The 20 largest holders of the ordinary share capital of the company as at 31 December 2012 were:

		Number	%
1	Paulson & Co., Inc.	28,607,495	7.46
2	Allan Gray Unit Trust Management Limited	20,510,646	5.35
3	Investec Asset Management (Pty) Limited (South Africa)	20,108,121	5.25
4	Public Investment Corp. of South Africa	20,050,361	5.23
5	Van Eck Global	14,967,355	3.90
6	NWQ Investment Management Co. LLC	12,280,539	3.20
7	Government of Singapore Investment Corp. Pte Limited	10,097,889	2.63
8	BlackRock Fund Advisors	9,968,294	2.60
9	The Vanguard Group, Inc.	9,894,763	2.58
10	Old Mutual Investment Group South Africa (Pty) Limited	9,829,411	2.56
11	Franklin Advisors, Inc.	9,103,024	2.37
12	Fidelity Management & Research Co.	8,167,239	2.13
13	Abax Investments (Pty) Limited	7,068,857	1.84
14	T. Rowe Price Associates, Inc.	7,058,578	1.84
15	Government of Ghana	6,373,650	1.66
16	First State Investment Management (UK) Limited	4,984,118	1.30
17	Tradewinds Global Investors LLC	4,746,406	1.24
18	BlackRock Investment Management (UK) Limited	4,707,895	1.23
19	Kagiso Asset Management (Pty) Limited	4,210,037	1.10
20	Wells Capital Management, Inc.	4,156,971	1.08

The above list of shareholders does not necessarily reflect the beneficial shareholders.

Analysis of ordinary shareholdings as at 31 December 2012

	Number of shareholders	% of total shareholders	Number of shares issued	% of shares issued
1 – 100	2,947	30.91	151,383	0.04
101 – 500	3,807	39.93	882,097	0.23
501 – 1,000	767	8.04	582,373	0.15
1,001 – 5,000	833	8.74	1,873,259	0.49
5,001 – 10,000	221	2.32	1,593,174	0.42
10,001 – 100,000	690	7.23	24,775,308	6.46
Over 100,000	270	2.83	353,463,368	92.21
Total	**9,535**	**100.00**	**383,320,962**	**100.00**

SHAREHOLDER SPREAD AT 31 DECEMBER 2012

Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:

Class	Number of shares	% of shares issued	Number of holders	% of shareholders
Ordinary shares				
Non-public shareholders:				
– Directors and prescribed officers	152,062	0.04	6	0.06
– Strategic holdings	6,373,650	1.66	1	0.01
Public shareholders	376,795,250	98.30	9,528	99.93
Total	383,320,962	100.00	9,535	100.00

A redeemable preference shares
B redeemable preference shares } All shares are held by a wholly-owned subsidiary company

STOCK EXCHANGE LISTINGS AT 31 DECEMBER 2012

The primary listing of the company's ordinary shares is on the Johannesburg Stock Exchange (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests [1] (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

To facilitate trading on the London Stock Exchange and settlement in CREST, AngloGold Ashanti has established a Depositary Interest (DI) facility which is administered by Computershare Investor Services PLC. The DI facility became effective on 17 September 2012, via a change of trading platform. Shareholders wishing to trade in AngloGold Ashanti shares on the London Stock Exchange will be able to do so by converting their ordinary shares into dematerialised DIs on a one-for-one basis.

[1] Clearing House Electronic Subregister System.

Stock exchange information at 31 December

		2012	2011	2010	2009	2008
JSE (Share code: ANG)						
Rands per share:						
Market price	– high	365.00	391.82	366.31	369.00	349.00
	– low	251.99	273.33	266.40	232.06	150.11
	– year-end	262.34	343.40	326.90	306.29	252.00
Shares traded	– 000	338,986	323,893	270,652	376,590	306,655
London Stock Exchange (Share code: AGD)						
Pounds per share:						
Market price	– high	28.98	30.17	32.32	28.53	23.08
	– low	18.06	25.11	23.15	16.64	9.93
	– year-end	19.75	29.36	31.79	27.06	16.66
Shares traded	– 000	256	646	2,359	643	5
Ghana Stock Exchange (Share code: AGA)						
(listing commenced 27 April 2004)						
Ghana cedis per share:						
Market price	– high	37.00	34.00	34.00	30.00	30.00
	– low	34.00	34.00	30.00	30.00	30.00
	– year-end	37.00	34.00	34.00	30.00	30.00
Shares traded	– 000	600	17	9	118	–
New York Stock Exchange (Share code: AU)						
US dollars per ADS:						
Market price	– high	47.17	51.69	52.86	47.52	51.35
	– low	29.51	38.97	34.11	27.88	13.37
	– year-end	31.37	42.45	49.23	40.18	27.71
ADSs traded	– 000	476,505	496,614	504,186	706,541	588,403
Each ADS is equal to one ordinary share						
Australian Securities Exchange (Share code: AGG)						
Australian dollars per CDI:						
Market price	– high	8.65	9.69	10.50	11.50	11.31
	– low	5.63	7.00	7.65	6.80	4.25
	– year-end	5.91	8.05	9.84	9.00	7.60
CDIs traded	– 000	3,774	1,848	6,023	6,574	5,854
Each CDI is equal to one-fifth of one ordinary share						
Ghana Stock Exchange (Share code: AADS)						
(listing commenced 27 April 2004)						
Ghana cedis per GhDS:						
Market price	– high	0.53	0.60	0.60	0.35	0.35
	– low	0.50	0.50	0.30	0.30	0.35
	– year-end	0.52	0.50	0.60	0.30	0.35
GhDSs traded	– 000	320	172	921	477	183
Each GhDS is equal to one-hundredth of one ordinary share						

Shareholder diary

Financial year-end		31 December
Annual reports 2012	Published on or about:	11 April 2013
Annual general meeting	11:00 SA time	13 May 2013
Quarterly reports	Released on or about:	
– Quarter ending 31 March 2013		13 May 2013
– Quarter ending 30 June 2013		7 August 2013
– Quarter ending 30 September 2013		6 November 2013
– Quarter ending 31 December 2013		19 February 2014

Dividends

Dividend number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
2012 Final – number 116	18 February 2013	8 March 2013	28 March 2013	2 April 2013
2013 Q1 Interim – number 117*	*10 May 2013	*24 May 2013	*14 June 2013	*17 June 2013
2013 Q2 Interim – number 118*	* 2 August 2013	*23 August 2013	*13 September 2013	*16 September 2013
2013 Q3 Interim – number 119*	* 4 November 2013	*22 November 2013	* 13 December 2013	*16 December 2013

Dividend and date of payment are subject to board approval.

Dividend policy

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividend payments to quarterly rather than half-yearly. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008 (as amended), the amount of reserves available for dividend, based on the going-concern assessment, and restrictions placed by the conditions of the convertible bonds, other debt facilities, protection of the investment grade rating and other factors.

Withholding tax

On 1 April 2012, the South African government imposed a 15% withholding tax on dividends and other distributions payable to shareholders.

This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti's South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders, subject to certain exceptions.

SHAREHOLDER INFORMATION continued

ANNUAL GENERAL MEETING

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 13 May 2013 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The South African Companies Act 71 of 2008 (as amended) provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Holders of E ordinary shares are entitled to vote at meetings, but do not hold the right to veto. Options granted in terms of the share incentive scheme do not carry rights to vote.

CHANGE OF DETAILS

Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

ANNUAL REPORTS

Should you wish to receive a printed copy of AngloGold Ashanti's 2012 annual reports, please request same from the contact persons listed at the end of this report, or from the company's website, or from companysecretary@anglogoldashanti.com, or PO Box 62117, Marshalltown, Johannesburg, 2107.

ADMINISTRATIVE INFORMATION

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes

ISIN:	ZAE000043485
JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
JSE Sponsor:	UBS (South Africa) (Pty) Limited
Auditors:	Ernst & Young Inc.

Offices

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13,
St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

AngloGold Ashanti publishes important information about the company on the main page of its website www.anglogoldashanti.com under the "Investors" tab. This information is updated regularly. Investors are encouraged to regularly visit the website to access this information.

DIRECTORS

Executive

M Cutifani (Chief Executive Officer)	~
S Venkatakrishnan (Chief Financial Officer)	* §
AM O'Neill (Executive Director:	
Business and Technical Development)	~

Non-executive

TT Mboweni (Chairman)	^
FB Arisman	#
R Gasant	^
NP January-Bardill	^
MJ Kirkwood	*
WA Nairn	^
Prof LW Nkuhlu	^
F Ohene-Kena	±
SM Pityana	^
RJ Ruston	~

*	British	#	American	§	Indian
~	Australian	^	South African	±	Ghanaian

Officers

Group General Counsel and Company Secretary
ME Sanz Perez

Investor relations contacts:

South Africa

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 374 8820
E-mail: fmgidi@anglogoldashanti.com

United Kingdom

Michael Bedford
Telephone: +44 1225 93 8483
Mobile: +44 779 497 7881
E-mail: mbedford@anglogoldashanti.com

United States

Stewart Bailey
Telephone: +1 212 858 7701
Mobile: +1 646 338 4337
E-Mail: sbailey@anglogoldashantina.com

Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries:

Investors@anglogoldashanti.com

AngloGold Ashanti website:

www.anglogoldashanti.com

Company secretarial e-mail:

Companysecretary@anglogoldashanti.com

NOTES

GUIDE TO USING OUR REPORTS

Briefly, this suite of AngloGold Ashanti annual reports to stakeholders 2012 comprises the following:

The **Annual Integrated Report**, the primary document in the suite of reports which has been produced in line with the recommendations of the King Code of Governance for South Africa, 2009 (King III) and the Listings Requirements of the Johannesburg Stock Exchange (JSE), the home of our primary listing. We have taken cognisance of local and international recommendations on integrated reporting in developing our report content, and the style of reporting. It contains an holistic view of our business – now and in the future – containing operational, financial and non-financial information. As this is a group-level report, operational targets and performance are discussed at a group level. This report is available online and, on request, as a printed report.

Stakeholders seeking more detailed and specific information are referred to the reports listed below.

This report, the **Annual Financial Statements**, which has been prepared in accordance with: the International Financial Reporting Standards (IFRS); the South African Companies Act, No 71 of 2008 (as amended); and the Listings Requirements of the JSE. This report is submitted to the JSE in South Africa, as well as the London, New York, Ghana and Australian stock exchanges on which AngloGold Ashanti is listed. This report is available online and, on request, as a printed report.

Our **Sustainability Report**, which provides insight into our approach to sustainability, and objectives, strategy and performance. This global report focuses on those sustainability issues that we have determined to be most important to us, and to our stakeholders. This report is available online and, on request, as a printed report.

Our **Online Sustainability Report**, which provides a more comprehensive view of our business, has been produced in accordance with the Global Reporting Initiative's (GRI) 3.0 guidelines, as well as GRI's Mining and Metals Sector Supplement, the Sustainable Development Framework of the International Council on Metals and Mining (ICMM), the principles of the United Nations Global Compact (UNGC) and the Extractive Industries Reporting Initiative (EITI). This report is available online.

Our **Mineral Resource and Ore Reserve Report**, which records our Mineral Resource and Ore Reserve in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition), and the Australasian Code for Reporting of Exploration Results, Mineral Resources and

Ore Reserves (The JORC Code, 2004 edition). This report has been prepared, reviewed and confirmed by the Competent Persons as defined in terms of these codes.

Our **Operational Profiles**, which provide detailed financial and non-financial information on each of our operations and projects. These will be made available online at www.aga-reports.com, and will be downloadable in a pdf format.

A **Notice of Meeting** to shareholders together with the relevant voting instruction forms for the stock exchanges at which the company is listed. These provide details of the forthcoming annual general meeting and of the resolutions on which shareholders are to vote.

Additional supporting material, including the document entitled "Risk factors related to AngloGold Ashanti's suite of 2012 reports", which is incorporated by reference into these Annual Financial Statements, is available on AngloGold Ashanti's online corporate report website www.aga-reports.com.

In compliance with the rules governing its listing on the NYSE and in accordance with the accounting principles generally accepted in the United States, AngloGold Ashanti prepares an annual report on Form 20-F which is filed each year. The full suite of 2012 reports will be furnished to the United States Securities and Exchange Commission (SEC) on a Form 6-K.

 **Our primary platform** for reporting is our online report at www.aga-reports.com



The inside pages of this report were printed on Triple Green Silk 115gsm. A local double coated, high-white, wood-free coated art paper produced by Sappi at the Stanger Mill in South Africa. ISO 9001 and 14001 certification. PEFC, Sustainable Forest Initiative, FSC and CoC standards compliant. Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the fibrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.


IR
{2012
ANNUAL
INTEGRATED
REPORT
AngloGold Ashanti

ANNUAL INTEGRATED REPORT

- Regional review of operations
- Non-GAAP summary
- Approach to risk
- Letters from Chairman and CEO

YOU ARE HERE


FS
{2012
ANNUAL
FINANCIAL
STATEMENTS
AngloGold Ashanti

ANNUAL FINANCIAL STATEMENTS

- Assurance statement
- Remuneration report
- Corporate governance
- Financial results
- Non-GAAP disclosure


SR
{2012
SUSTAINABILITY
REPORT
AngloGold Ashanti

SUSTAINABILITY REPORT

- Letter from CEO
- Material sustainability issues
- Approach to risk
- Sustainability performance
- Panel feedback


OS
{2012
ONLINE
SUSTAINABILITY
REPORT
AngloGold Ashanti

ONLINE SUSTAINABILITY REPORT

- Assurance statement
- GRI compliance
- Sustainability performance
- UNGC compliance
- ICMM compliance
- Case studies


RR
{2012
MINERAL RESOURCE
AND ORE RESERVE
REPORT
AngloGold Ashanti

MINERAL RESOURCE AND ORE RESERVE REPORT

- Proved and Probable Ore Reserve
- Measured, Indicated and Inferred Mineral Resource

SHARE REGISTRARS

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website: queries@computershare.co.za

United Kingdom

Shares

Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone: +44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851

Depository Interests

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone: +44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary

The Bank of New York Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner

Global BuyDIRECT℠

BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

2012}

ANNUAL
FINANCIAL
STATEMENTS



Download the full
Annual Financial
Statements 2012

WWW.ANGLOGOLDASHANTI.COM

ANGLOGOLD ASHANTI

2012 ANNUAL FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 11, 2013

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary